As filed with the Securities and Exchange Commission on June 7, 2019

Registration No. 333-_________

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-1

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

DRONE AVIATION HOLDING CORP.

(Exact name of registrant as specified in its charter)

Nevada	3721	46-5538504
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

11651 Central Parkway, #118

Jacksonville, Florida 32224

(904) 834-4400

(Address, including zip code, and telephone number,

including area code, of registrant’s principal executive offices)

Jay H. Nussbaum

Chief Executive Officer

Drone Aviation Holding Corp.

11651 Central Parkway, #118

Jacksonville, Florida 32224

(904) 834-4400

(Name, address, including zip code, and telephone number,

including area code, of agent for service)

Copies to:

Laura Anthony, Esq. Craig D. Linder, Esq. Anthony L.G., PLLC 625 N. Flagler Drive, Suite 600 West Palm Beach, Florida 33401 Telephone: (561) 514-0936	Barry I. Grossman, Esq. Sarah E. Williams, Esq. Ellenoff Grossman & Schole LLP 1345 Avenue of the Americas New York, New York 10105 Telephone: (212) 370-1300

Approximate date of commencement of proposed sale to the public: As soon as practicable after this registration statement becomes effective.

If any of the securities being registered on the Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier registration statement for the same offering. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☒	Smaller reporting company	☒
		Emerging growth company	☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided to Section 7(a)(2)(B) of the Securities Act. ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Proposed Maximum Aggregate Offering Price (1)	Amount of Registration Fee
Common Stock, par value $0.0001 per share (2) (3)	$5,000,000	$606.00

(1)	Estimated solely for the purpose of calculating the amount of the registration fee pursuant to Rule 457(o) of the Securities Act of 1933, as amended.
(2)	Pursuant to Rule 416, the securities being registered hereunder include such indeterminate number of additional shares of common stock as may be issued after the date hereof as a result of stock splits, stock dividends or similar transactions.
(3)	Includes shares the underwriters have the option to purchase to cover over-allotments, if any.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to Section 8(a) may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

PRELIMINARY PROSPECTUS	SUBJECT TO COMPLETION	DATED JUNE 7, 2019

Shares of

Common Stock

This is a firm commitment offering of             shares of common stock, par value $0.0001 per share, of Drone Aviation Holding Corp., a Nevada corporation.

Our common stock is presently quoted on the OTCQB under the symbol “DRNE”. At present, there is a very limited market for our common stock. We intend to apply to list our common stock on The NASDAQ Capital Market under the symbol “DRNE”. On June 3, 2019, the last reported sale price for our common stock on the OTCQB was $0.90 per share. Quotes of stock trading prices on an over-the-counter marketplace may not be indicative of the market price on a national securities exchange.

On June 5, 2019, our board of directors and stockholders holding a majority of our outstanding voting power, approved resolutions authorizing a reverse stock split of the outstanding shares of our common stock in the range from one-for-five (1-for-5) to one-for-ten (1-for-10), which ratio will be selected by the board of directors. The board of directors anticipates setting the ratio of the reverse stock split, and the reverse stock split becoming effective following approval by FINRA of the reverse stock split, prior to the effective date of the registration statement (of which this prospectus forms a part). The reverse stock split is intended to allow us to meet the minimum share price requirement of the NASDAQ Capital Market.

Except as otherwise indicated and except in our financial statements and the notes thereto, all references to our common stock, share data, per share data and related information depict an assumed reverse stock split ratio of 1-for-5 (“Reverse Stock Split”) until final determination by the board of directors as if it was effective and as if it had occurred at the beginning of the earliest period presented. The Reverse Stock Split, when effective, will combine each five shares of our outstanding common stock into one share of common stock, without any change in the par value per share, and the Reverse Stock Split correspondingly will adjust, among other things, the exercise rate of our warrants and options into our common stock. No fractional shares will be issued in connection with the Reverse Stock Split, and any fractional shares resulting from the Reverse Stock Split will be rounded up to the nearest whole share.

Persons effecting transactions in the shares should confirm the registration of these securities under the securities laws of the states in which transactions occur or the existence of applicable exemptions from such registration.

THE COMMON STOCK BEING OFFERED ARE SPECULATIVE AND INVOLVE A HIGH DEGREE OF RISK. THEY SHOULD BE CONSIDERED ONLY BY PERSONS WHO CAN AFFORD THE LOSS OF THEIR ENTIRE INVESTMENT. SEE “RISK FACTORS” BEGINNING ON PAGE 19 OF THIS PROSPECTUS FOR A DISCUSSION OF INFORMATION THAT SHOULD BE CONSIDERED IN CONNECTION WITH AN INVESTMENT IN OUR COMMON STOCK.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ADEQUACY OR ACCURACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

	Per Share	Total
Public offering price	$	$
Underwriting discounts and commissions (1)	$	$
Proceeds, before expenses, to us	$	$

(1)	We have also agreed to reimburse the underwriters for certain expenses. See “Underwriting” beginning on page 75 for a description of these arrangements.

We have granted a 45-day option to the representative of the underwriters to purchase up to an additional shares of common stock solely to cover over-allotments, if any.

The underwriters expect to deliver our shares to purchasers in the offering on or about __________, 2019.

Aegis Capital Corp

The date of this prospectus is ____________, 2019

No dealer, salesperson or other individual has been authorized to give any information or to make any representation other than those contained in this prospectus in connection with the offer made by this prospectus and, if given or made, such information or representations must not be relied upon as having been authorized by us. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities in any jurisdiction in which such an offer or solicitation is not authorized or in which the person making such offer or solicitation is not qualified to do so, or to any person to whom it is unlawful to make such offer or solicitation. Neither the delivery of this prospectus nor any sale made hereunder shall, under any circumstances, create any implication that there has been no change in our affairs or that information contained herein is correct as of any time subsequent to the date hereof.

For investors outside the United States: We have not done anything that would permit this offering or possession or distribution of this prospectus in any jurisdiction where action for that purpose is required, other than in the United States. Persons outside the United States who come into possession of this prospectus must inform themselves, and observe any restrictions relating to, the offering of the shares of our common stock and the distribution of this prospectus outside the United States.

i

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This prospectus includes “forward-looking statements” within the meaning of the federal securities laws that involve risks and uncertainties. Forward-looking statements include statements we make concerning our plans, objectives, goals, strategies, future events, future revenues or performance, capital expenditures, financing needs and other information that is not historical information. Some forward-looking statements appear under the headings “Prospectus Summary,” “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Business.” When used in this prospectus, the words “estimates,” “expects,” “anticipates,” “projects,” “forecasts,” “plans,” “intends,” “believes,” “foresees,” “seeks,” “likely,” “may,” “might,” “will,” “should,” “goal,” “target” or “intends” and variations of these words or similar expressions (or the negative versions of any such words) are intended to identify forward-looking statements. All forward-looking statements are based upon information available to us on the date of this prospectus.

These forward-looking statements are subject to risks, uncertainties and other factors, many of which are outside of our control, that could cause actual results to differ materially from the results discussed in the forward-looking statements, including, among other things, the matters discussed in this prospectus in the sections captioned “Prospectus Summary,” “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Business.” Some of the factors that we believe could affect our results include:

●	limitations on our ability to continue operations and implement our business plan;

●	our history of operating losses;

●	the timing of and our ability to obtain financing on acceptable terms;

●	the effects of changing economic conditions;

●	the loss of members of the management team or other key personnel;

●	competition from larger, more established companies with greater economic resources than we have;

●	costs and other effects of legal and administrative proceedings, settlements, investigations and claims, which may not be covered by insurance;

●	costs and damages relating to pending and future litigation;

●	the impact of additional legal and regulatory interpretations and rulemaking and our success in taking action to mitigate such impacts;

●	control by our principal equity holders; and

●	the other factors set forth herein, including those set forth under “Risk Factors.”

There are likely other factors that could cause our actual results to differ materially from the results referred to in the forward-looking statements. Forward-looking statements should not be read as a guarantee of future performance or results and will not necessarily be accurate indications of whether, or the times by which, our performance or results may be achieved. Forward-looking statements are based on information available at the time those statements are made and management’s belief as of that time with respect to future events and are subject to risks and uncertainties that could cause actual performance or results to differ materially from those expressed in or suggested by the forward-looking statements. All forward-looking statements attributable to us in this prospectus apply only as of the date of this prospectus and are expressly qualified in their entirety by the cautionary statements included in this prospectus. We undertake no obligation to publicly update or revise forward-looking statements to reflect events or circumstances after the date made or to reflect the occurrence of unanticipated events, except as required by law.

ii

INDUSTRY AND MARKET DATA

We are responsible for the disclosure in this prospectus. However, this prospectus includes industry data that we obtained from internal surveys, market research, publicly available information and industry publications. The market research, publicly available information and industry publications that we use generally state that the information contained therein has been obtained from sources believed to be reliable. The information therein represents the most recently available data from the relevant sources and publications and we believe remains reliable. We did not fund and are not otherwise affiliated with any of the sources cited in this prospectus. Forward-looking information obtained from these sources is subject to the same qualifications and additional uncertainties regarding the other forward-looking statements in this prospectus.

iii

PROSPECTUS SUMMARY

This summary highlights material information concerning our business and this offering. This summary does not contain all of the information that you should consider before making your investment decision. You should carefully read the entire prospectus and the information incorporated by reference into this prospectus, including the information presented under the section entitled “Risk Factors” and the financial data and related notes, before making an investment decision. This summary contains forward-looking statements that involve risks and uncertainties. Our actual results may differ significantly from future results contemplated in the forward-looking statements as a result of factors such as those set forth in “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements.” Unless otherwise indicated, except for our financial statements and the notes thereto, all references to our common stock, share data, per share data and related information depict as if the Reverse Stock Split was effective.

In this prospectus, unless the context indicates otherwise, “DRNE,” the “Company,” “we,” “our,” “ours” or “us” refer to Drone Aviation Holding Corp., a Nevada corporation, and its subsidiaries.

Business Overview

We design, develop, market, sell and provide logistical services for specialized tethered aerial monitoring and communications platforms serving national defense and security customers for use in applications including intelligence, surveillance and reconnaissance (“ISR”) and communications. We focus primarily on the development of a tethered aerostat known as the Winch Aerostat Small Platform (“WASP”) which is principally designed for military and security applications where they can provide secure and reliable aerial monitoring for extended durations while being tethered to the ground via a high strength armored tether.

We have steadfastly pursued a vision that rapid, persistent, mobile access to altitude is a force multiplier for military and national security operations. Our unique WASP technology fills what we believe to be significant gaps in the marketplace between the expensive military drones and large, non-mobile aerostat systems.

As a result of recent capital contributions from a select group of management and non-management investors and the elimination of a majority of our outstanding debt, we believe we are better able to position our business to seize opportunities that lay ahead. This investment also allowed us to provide much-needed increased production capacity, through a strategic relationship with an established ISO 9001-certified manufacturer and new production in Florida through the lease of an additional facility.

Highlighted by a $3.8 million WASP award, followed by $1.1 million award for WASP Lite systems and a recent contract valued at approximately $1.7 million gross revenue from the prime contractor as a follow-on to the $3.8 million contract awarded in December 2018, we have announced in excess of approximately $6.6 million gross revenue in new business in the first six months of 2019. Assuming receipt of this revenue, this will represent a 144% increase over the approximately $2.7 million gross revenue reported the entire twelve months of 2018. These awards support our belief that the WASP is well positioned to address the challenges facing tier-one end users, including the U.S. Department of Defense and the Department of Homeland Security.

For the fiscal years ended December 31, 2018 and 2017, we generated revenues of $2,722,713 and $562,078, respectively; and reported net losses of $8,475,313 and $10,323,992, respectively, and negative cash flow from operating activities of $2,387,731 and $3,326,022, respectively. For the three months ended March 31, 2019, we generated revenues of $7,450; and reported net losses of $1,103,174, and negative cash flow from operating activities of $1,431,407. As noted in our consolidated financial statements, we had an accumulated deficit of approximately $39,575,264 and recurring losses from operations as of March 31, 2019. See “Risk Factors” – “We incurred a net loss in in the first three months of 2019 and the fiscal years of 2018 and 2017 with negative cash flows and we cannot assure you as to when, or if, we will become profitable and generate positive cash flows.”

Organization

Drone Aviation Holding Corp. has two wholly owned subsidiaries: Lighter Than Air Systems Corp. (“LTAS”) and Drone AFS Corp. (“AFS”). Drone Aviation Holding Corp. was incorporated in Nevada on April 17, 2014, as a wholly owned subsidiary of MacroSolve, Inc., an Oklahoma corporation (“MacroSolve”), and effective April 30, 2014, in order to consolidate our operations into an entity incorporated in Nevada, MacroSolve merged with and into us. On June 3, 2014, we acquired Drone Aviation Corp. through a share exchange transaction, and on March 26, 2015, Drone Aviation Corp. merged with and into us. As a result of the share exchange and merger with Drone Aviation Corp., we acquired Drone Aviation Corp.’s subsidiary, LTAS. AFS became our subsidiary upon its formation on July 9, 2015.

Products

WASP TACTICAL AEROSTATS

The Company’s core aerostat products are designed to provide real-time, semi-persistent situational awareness to various military and national security customers such as the Department of Defense (DoD) and units of the Department of Homeland Security (DHS) such as the Customs and Border Protection (CBP) to improve security at the nation’s ports and borders. The WASP tethered aerostat system provides customers with tactical, highly mobile and cost-effective aerial monitoring and communications capabilities in remote or austere locations where existing infrastructure is lacking or not accessible. Current WASP products include the WASP tactical aerostat and WASP Lite, a rapidly deployable, compact aerostat system. WASP aerostats are either self-contained on a trailer that can be towed by a military all-terrain vehicle, or “MATV,” or mine resistant ambush protected vehicle (“MRAP”) or other standard vehicle, operated from the bed of a pickup truck, UTV or mounted to a building rooftop. They are designed to provide semi-persistent, mobile, real-time day/night high definition video for intelligence, surveillance and reconnaissance (ISR), detection of improvised explosive devices, border security and other governmental and civilian uses. We believe that all our products can also be utilized for disaster response missions by supporting two-way and cellular communications and acting as a repeater or provider of wireless networking.

Both the WASP and WASP Lite aerostat systems employ a tethered envelope filled with helium gas for lift and carry either a stabilized ISR or communications payload, portable ground control station and a datalink between the ground station and the envelope. Hovering between 500 and 1,500 feet above the ground, the systems provide surveillance, communications and communications capabilities with relatively low acquisition and operating costs. The systems require an operational crew of a minimum of two personnel, relatively simple maintenance procedures, and feature quick retrieval and helium top-off for re-inflation.

●	The WASP is a mobile, tactical-sized aerostat capable of carrying a variety of payloads in support of military operations helping troops in the field gain a tactical edge while communicating over greater distances. The WASP leverages aerostat technology to elevate network payloads up to 130 pounds to an advantaged height of up to 1,500 feet, to enable persistent network connectivity while reducing risk to units conducting missions. U.S. Army WASP tactical aerostats previously acquired from us have successfully completed a number of field tests and exercises including the U.S. Department of Defense (“DoD”) CyberQuest, Enterprise Challenge, Storm Force, and various Army Network Integration Evaluations (NIE), which allows the U.S. Government to evaluate, among other things, the WASP’s ability to provide secure communications and capture and relay real-time, high definition video to various handheld devices, tablet computers and other deployed systems. In October 2016, we were awarded contracts from a prime contractor to provide a U.S. Military customer with integrated advanced communication solutions and optical payloads into their WASP aerostats which were delivered in March 2017. In October 2017, we received an award in excess of $800,000 gross revenue from a prime contractor for a multi-mission capable WASP, including secure voice and data network range extension, from an existing DoD customer, which was delivered in February 2018. In March 2018, we received our largest single DoD contract award to date for approximately $1.7 million gross revenue from a prime contractor for a multi-mission capable tactical WASP. The March 2018 order, which was delivered in October 2018, was the third repeat order awarded to us for WASP as the result of a growing number of successful international military deployments. In July 2018, we entered into an exclusive teaming agreement with a U.S. Government prime contractor which is the recipient of a previously awarded IDIQ (indefinite delivery/indefinite quantity) prime contract from of the Department of Homeland Security (“DHS”), Customs and Border Protection (“CBP”). In December 2018, the prime contractor awarded us a subcontract valued at approximately $3.8 million gross revenue for six WASP aerostat systems, which award was announced in January 2019. These WASP powered surveillance systems are expected to be deployed at a CBP Border Patrol Sector on the southern border of the United States. There are 20 Border Patrol Sectors along U.S. borders, 9 of which are located along the U.S. Southern border. We have begun production of the initial units at our facilities in Florida and at our ISO 9001-certified manufacturing strategic partner’s facility. Deliveries are expected to begin late in the second quarter of 2019 and continue throughout 2019. In June 2019, we were awarded a contract valued at approximately $1.7 million gross revenue from the prime contractor as a follow-on to the $3.8 million gross revenue contract such prime contractor awarded us in December 2018. We are working closely with the prime contractor to explore additional product and services opportunities in DHS and CBP under our exclusive teaming agreement.

●	The WASP Lite is a recently developed system that utilizes the proven fieldability of our larger WASP aerostat system incorporated into a small footprint design. It is a compact, non-trailer based, cost effective aerostat system that is highly mobile and can be setup and deployed virtually anywhere from the bed of a pickup truck to a rooftop while anchored or moored. WASP Lite can move while deployed up to 40 mph and supports a wide range of lighter payloads including ISR, communications, and signal intelligence (SIGINT). In May 2019, the U.S. Army selected Drone Aviation’s enhanced WASP Lite Aerostat System for multi-unit award valued at approximately $1.1 million gross revenue. Deliveries under this award are expected to commence in the third quarter.

Market and Product Strengths

The demand for our lighter-than-air (LTA) advanced tethered aerostats and tethered drones has grown significantly over the last several years driven by the increasing need for aerial-based, real-time situational awareness by the military and those responsible for national security operations. Also contributing to the growth in aerial monitoring is technology advances in visual monitoring and communications payloads such as electro-optical camera systems and waveform radios which are delivering enhanced capabilities in smaller, lighter packages.

In terms of the military market, in response to the changing nature of modern warfare, ground forces today are smaller and nimbler. Most importantly, these units are now becoming interlinked in a “networked battlefield” whereby information collected from a growing number of sensors – satellites, manned aircraft and drones and soldiers on the ground - are all aggregated and shared in real-time.

In line with the 2020 U.S. Defense Budget Request, “Army modernization is essential to build a more lethal force foundational for the Joint Force” which states modernization of the Army Network as one of six priorities. The Army Network is defined in the budget request as “a tactical communications network that enables the Army to fight cohesively in any environment where the electromagnetic spectrum is denied or degraded. The network includes electronic warfare; information technology; and assured position, navigation, and timing systems and software with a low signature.” Further evidence of this commitment can be seen through various technology integration and evaluation programs like the Army’s Enterprise Challenge and Network Integration Evaluations (NIEs). Through these programs, the Army is seeking innovative ways to collect, aggregate and disseminate critical information and data across the battlefield.

In national security operations, specifically, those conducted by the DHS and in-line with the priorities stated by the President of the United States and current administration in Washington, border security is a critical area for investment. Based upon news reports and statements directly from the DHS and CBP, the situation at the southern border of the U.S. and Mexico is in crisis as surging border crossings of immigrants and increasing levels of illegal activities such as drug traffic are surpassing available security resources.

The challenges faced by the CBP are many since the southern border with Mexico stretches over 1,950 miles from California to Texas, most of which is a barren, austere environment dominated by rough and dusty terrain and is subject to high heat and windy conditions. Currently, CBP monitoring of the border is conducted by agents on foot, on horses, in vehicles, planes, helicopters, and boats. Aerial surveillance on the border is currently conducted via helicopters, aircraft, and drones, however, these platforms are limited due to a lack of persistence and costly operation. Additionally, the CBP operates a network of large aerostats– Tethered Aerostat Radar System (TARS), Persistent Threat Detection System (PTDS), and Persistent Ground Surveillance Systems (PGSS) – however, these systems are limited due to their large size, cost and fixed installation requirements, leaving vast border areas unmonitored.

To address the situation, the U.S. government has allocated significant resources and DHS budget to increase manpower and improve border security via fencing and the adoption of “smart wall technology” including aerial monitoring as well as communications and sensors.

The potential markets for our systems on a stand-alone basis and/or combined with other payloads relates to the following applications, among others:

Governmental Markets:

●	International, federal, state and local governments and agencies thereof, including DoD, U.S. Drug Enforcement Agency, U.S. Homeland Security, U.S. Customs and Border Protection, U.S. Environmental Protection Agency, U.S. Department of State, U.S. Federal Emergency Management Agency, U.S. and state Departments of Transportation, penitentiaries, and police forces;

●	Military, including the Army, Marines, National Guard, Navy and U.S. Air Force installations;

●	Intelligence community, including the United States Special Operations Forces;

●	Border security monitoring, including U.S. Homeland Security, to deter and detect illegal entry;

●	Drug enforcement along U.S. borders;

●	Monitoring environmental pollution and sampling air emissions; and

●	Vehicle traffic monitoring by state and local law enforcement agencies.

Commercial Markets:

●	TV and media production mobile communications systems, expanding on-site reporting capabilities to include aerial videography and photography;

●	Agriculture monitoring, including monitoring crop health and fields monitoring to reduce costs and increase yields;

●	Security for large events, including crowd management;

●	Natural disaster instant infrastructure to support first responders;

●	Oil pipeline monitoring and exploration; and

●	Atmospheric and climate research.

Distribution

We primarily sell our products through distribution agreements with firms such as Atlantic Diving Supply, Inc. (ADS, Inc.), a leading value-added logistics and supply chain solutions provider that serves the U.S. military, federal, state and local government organizations, law enforcement agencies, first responders, partner nations and the defense industry. In addition, we sell our products through several prime contractors and our products are included in the U.S. Government’s GSA Schedule, which allows government customers to directly negotiate and acquire products and services from commercially listed suppliers.

Competition and Market Advantage

We believe the current market competitors to the WASP aerostat system include a large number of companies ranging from small “mom and pop” tethered aerostat and balloon companies to large defense contractors, including TCOM, Raytheon, Lockheed Martin, ISL, ILC Dover, Compass Systems, Raven Aerostar, American Blimp Corporation, and RT Aerostat Systems, Inc., the American subsidiary of Israeli aerostat company RT LTA. We believe there are numerous commercial drone companies, such as DJI and Parrot, offering free flying drones for pleasure and commercial use, as well as many larger drone manufactures, such as Northrop Grumman, AeroVironment, Inc. and Boeing, offering military grade free flying drones to the U.S. Government, which could compete with the WASP. There are fewer commercial grade tethered drone competitors for our WATT tethered drone system that remain tethered to the ground via a high strength armored tether, including Aria Insights (formerly Cyphy Works Inc.) located in Danvers, MA, Elistair located in Lyon, France, Hoverfly Technologies, Inc. located in Orlando, Florida, and Skysapience located in Yokneam, Israel.

Many of our LTA aerostat competitors have received considerable funding from government or government-related sources to develop and build LTA aerostats. Most of these organizations and many of our other competitors have greater financial, technical, manufacturing, marketing and sales resources and capabilities than we do. We anticipate increasing competition as a result of defense industry consolidation, which has enabled companies to enhance their competitive position and ability to compete against us. In addition, other companies may introduce competing aerostats or solutions based on alternative technologies that may adversely affect our competitive position. As a result, our products may become less or non-competitive or obsolete. For further discussion of certain risks relating to competition, see “Risk Factors” of this prospectus.

We believe that the principal competitive factors in the markets for the Company’s tethered systems, specifically, aerostats, include product performance, features, acquisition cost, lifetime operating cost, including maintenance and support, ease of use, integration with existing equipment, size, mobility, quality, reliability, customer support, brand and reputation.

Our proprietary and recently patented tethering technology, in particular, our tension control winch system, is an important competitive differentiator in the market. The winch systems utilized in our products have undergone extensive testing and continued refinement through coordination with customers, including the U.S. Army. To date, our products have been purchased through our prime contractors by a number of key customers including the U.S. Army and DHS/CBP.

Our products provide critical observation and communication capabilities serving the increased demand for ISR and communications, including real-time tactical reconnaissance, tracking, combat assessment and geographic data, while reducing the risks to our troops in theatre. Finally, in a highly constrained fiscal environment, we believe the typically lower acquisition and use/maintenance costs of LTA advanced aerostats make them more appealing compared to their heavier than air manned or larger LTA unmanned system alternatives.

Technology, Research and Development

We conduct the development, commercialization and manufacturing of our products in-house at our facilities in Jacksonville and Holly Hill, Florida.

Our research and development efforts are largely focused on the LTA aerostat systems, including developing miniature WASP systems and the management and recovery of helium gas, software development, electronic energy systems, and electronic data transmission systems. We have developed an aerostat system called WASP LITE for use in commercial or governmental applications which do not require the same level of durability and ruggedness as the WASP, and we continue to work on different models with different payloads for various applications.

For the quarter ended March 31, 2019 and for the years ended December 31, 2018 and 2017, we spent $41,966, $107,015 and $351,768, respectively, on research and development activities. Research and development expenditures are not borne directly by customers nor are the costs accounted for in our pricing models. Throughout the remainder of 2019, we do not anticipate significant increases in research and development expenses from levels reported in 2018 as we focus activities on continual, incremental improvement to the WASP platform in order to increase its features and capabilities.

Strategic Partners

We are party to several agreements with strategic partners and distributors to assist us with the marketing and sales of various products, as we currently have limited in-house sales capabilities. Current relationships include:

●	A sales and distribution working relationship with U.S. government prime contractor ADS Inc.; and

●

An exclusive teaming agreement with a non-affiliate U.S. government prime contractor that is the recipient of a previously awarded IDIQ (indefinite delivery/indefinite quantity) prime contract from of the Department of Homeland Security, Customs and Border Protection.

Intellectual Property

On September 18 and 19, 2014, we filed provisional patent application numbers “62/052,289” and “62/052,946” entitled “Tethered Portable Aerial Media broadcast System” based on the tethered drone system. On September 18, 2015, we filed a utility patent application claiming a priority date of the two provisional patent applications and having application Serial Number “14858467” entitled “Apparatus and Methods for Tethered Aerial Platform and System.” On July 7, 2015, we filed a provisional patent application number “62/189,341” entitled “Apparatus, Methods and System for Tethered Aerial Platform.” On September 20, 2016, the United States Patent and Trademark Office (“USPTO”) issued patent number 9,446,858 entitled “Apparatus and methods for tethered aerial platform and system.” This new patent on our electric tethered aerial platform (“ETAP”) technologies covers the core systems currently incorporated into the WATT and BOLT products.

On April 19, 2016, we filed an application for registration of the trademark “Taming Altitude”. On August 7, 2018, the USPTO issued trademark number 5,532,648 entitled “Taming Altitude”.

In addition, the Company’s intellectual property portfolio includes an exclusive commercial license to vision-based navigation and advanced autonomous flight management software that it acquired in 2015 and exclusive commercial licenses to a number of unmanned vehicle technologies developed by Georgia Tech Research Corporation, including “GUST” (Georgia Tech UAV Simulation Tool) autopilot system.

Our success and ability to compete depends in part on our ability to develop and maintain our intellectual property and proprietary technology and to operate without infringing on the proprietary rights of others. As we continue the development of our aerial products, we expect that we will rely on patents, trade secrets, copyrights, trademarks, non-disclosure agreements and other contractual provisions. We have also registered the trademark “Blimp in a Box.” In certain cases, when appropriate, we opt to protect our intellectual property through trade secrets as opposed to filing for patent protection in order to preserve confidentiality. All of our employees are subject to non-disclosure agreements and other contractual provisions to establish and maintain our proprietary rights. For further discussion of risks relating to intellectual property, see “Risk Factors” of this prospectus. For further discussion about the intellectual property rights and licenses and minimum royalties, see Note 14 – Commitments and Contingencies in the notes to 2018 audited financial statements.

Dependence on a Few Customers and Regulatory Matters

We believe there is a large, growing market for our tethered aerial products, but anticipate that the majority of our revenue will be derived from our LTA aerostat products sales, at least in the foreseeable future, which will come from U.S. Government and Government-related entities, including the DHS and other departments and agencies. Government programs that we may seek to participate in compete with other programs for consideration during Congress’s budget and appropriations hearings and may be affected by changes not only in political power and appointments, but also general economic conditions and other factors beyond our control. Reductions, extensions or terminations in a program that we are seeking to participate in or overall defense spending or delays in Government funding such as occurred in late December 2018 which shutdown certain departments and agencies, could adversely affect our ability to generate revenues and realize any profits. We cannot predict whether potential changes in security, defense and intelligence priorities will afford opportunities for our business in terms of research and development or product contracts, but any reduction in government spending on such programs could negatively impact our ability to generate revenues.

We have registered as a contractor with the U.S. Government and are required to comply with and will be affected by laws and regulations relating to the award, administration and performance of U.S. Government contracts. Government contract laws and regulations affect how we will do business with customers, and in some instances, will impose added costs on our business. A violation of specific laws and regulations could result in the imposition of fines and penalties, the termination of any then existing contracts, or the inability to bid on future contracts. For further discussion of the risks relating to U.S. Government contracts and FAA rules and regulations, see “Risk Factors” of this prospectus.

During fiscal years ended 2018 and 2017, we received a substantial portion of our revenues from a limited number of customers, and the loss of, or a significant reduction in usage by, one or more of our major customers would result in lower revenues. For further discussion about our dependence on a few major customers see Note 15 – Concentrations in the notes to the 2018 audited financial statements.

International sales of our products may also be subject to U.S. laws, regulations and policies like the U.S. Department of State restrictions on the transfer of technology, International Traffic in Arms Regulations (“ITAR”) and other export laws and regulations and may be subject to first obtaining licenses, clearances or authorizations from various regulatory entities. Although we are not currently pursuing international sales, we may deploy working capital towards expansion into foreign markets. This may limit our ability to sell our products abroad and the failure to comply with any of these regulations could adversely affect our ability to conduct business and generate revenues as well as increase our operating costs. Our products may also be subject to regulation by the National Telecommunications and Information Administration and the Federal Communications Commission, which regulate wireless communications.

Sources and Availability of Components

Certain materials and equipment for our products are custom made for those products and are available only from a limited number of suppliers. Failure of a supplier could cause delays in delivery of the products if another supplier cannot promptly be found or if the quality of such replacement supplier’s components is inferior or unacceptable. For further discussion of the risks relating to sources and availability of components, see “Risk Factors” of this prospectus.

Corporate History

Drone Aviation Holding Corp. was incorporated in Nevada on April 17, 2014, as a wholly owned subsidiary of MacroSolve, Inc., an Oklahoma corporation (“MacroSolve”), and effective April 30, 2014, in order to consolidate our operations into an entity incorporated in Nevada, MacroSolve merged with and into us. On June 3, 2014, we acquired Drone Aviation Corp. through a share exchange transaction, and on March 26, 2015, Drone Aviation Corp. merged with and into us. As a result of the share exchange and merger with Drone Aviation Corp., we acquired Drone Aviation Corp.’s subsidiary, LTAS. AFS became our subsidiary upon its formation on July 9, 2015.

Our authorized capital stock consists of 400,000,000 shares, of which 300,000,000 are shares of common stock, $0.0001 par value per share, and 100,000,000 are shares of preferred stock, $0.0001 par value per share. As of June 7, 2019, there were 5,511,225 (27,556,121 pre-reverse split) shares of common stock outstanding and no shares of preferred stock outstanding.

The Board of Directors and shareholders holding a majority of the Company’s voting capital approved and adopted the 2015 Equity Incentive Plan (the “2015 Plan”) on September 4, 2015 and October 1, 2015, respectively. At the annual shareholder meeting on December 6, 2016, shareholder’s approved the 2015 Plan and an amendment to the plan to (i) increase the number of shares of our common stock with may be granted under the plan from 50,000 (250,000 pre-reverse split) to 176,600 (883,000 pre-reverse split) and (ii) reduce the automatic increase in the Share Limit provided for in Section 7.1.(b) of the 2015 Plan from 20% to 10% with such amount rounded down to the nearest 200 (1,000 pre-reverse split) shares.

On October 29, 2015, we effected a 1-for-40 reverse stock split of our issued and outstanding common stock. As a result of the reverse stock split, every 40 shares of our pre-reverse split common stock was combined and reclassified into one share of our common stock, and fractional shares were rounded up to the next highest number of whole shares of our common stock.

On September 29, 2016, the Company issued a convertible promissory note (the “Convertible Promissory Notes Series 2016”) which was due October 1, 2017 in the aggregate principal amount of $3,000,000 in a private placement to the Chairman of the Board and the Chairman of the Strategic Advisory Board of the Company, both of whom are greater than 10% shareholders of the Company. On December 21, 2018, the Company issued 1,235,483 (6,177,411 pre-reverse split) shares of common stock to the note holders in full settlement of the $3,000,000 principal balance and $88,705 accrued interest.

During the year ended December 31, 2016, the Company issued a net total of 711,327 (3,556,635 pre-reverse split) shares of common stock as follows:

(a)	On January 12, 2016, the Company issued 500 (2,500 pre-reverse split) shares of common stock pursuant to conversions of an aggregate of 1,000 shares of Series A preferred stock.

(b)	On January 12, 2016, the Company issued 36,694 (183,468 pre-reverse split) shares of common stock pursuant to conversions of an aggregate of 73,387 shares of Series C preferred stock.

(c)	On January 12, 2016, the Company issued 10,000 (50,000 pre-reverse split) shares of common stock pursuant to conversions of an aggregate of 2,000,000 shares of Series D preferred stock.

(d)	On January 12, 2016, the Company issued 10,000 (50,000 pre-reverse split) shares of common stock pursuant to conversions of an aggregate of 1,999,998 shares of Series F preferred stock.

(e)	On January 12, 2016, the Company issued 10,000 (50,000 pre-reverse split) shares of common stock pursuant to conversions of an aggregate of 2,000,000 shares of Series G preferred stock.

(f)	On April 27, 2016, the Company issued 20,000 (100,000 pre-reverse split) shares of common stock to Lt. Gen. Michael T. Flynn, a newly appointed director. Lt. Gen. Flynn resigned as a director on December 31, 2016 due to his appointment as National Security Advisor to President Donald Trump. Lt. General Flynn forfeited 13,334 (66,667 pre-reverse split) unvested shares and disclaimed 6,667 (33,333 pre-reverse split) vested shares.

(g)	On April 27, 2016, the Company issued an aggregate of 230,000 (1,150,000 pre-reverse split) shares of common stock to Jay Nussbaum, Felicia Hess, Daniyel Erdberg, Kendall Carpenter, and Kevin Hess pursuant to stock award agreements.

(h)	On May 2, 2016, the Company issued 30,000 (150,000 pre-reverse split) shares of common stock to Strategic Advisory Board members, Dr. Philip Frost and Steven Rubin, for 12 months of services.

(i)	On June 3, 2016, the Company issued 10,000 (50,000 pre-reverse split) shares of common stock to Adaptive Flight Inc (AFI) due to the triggering of a ‘make whole’ provision in the value of escrowed shares.

(j)	On September 26, 2016, the Company issued 267,800 (1,339,000 pre-reverse split) shares of restricted common stock to employees Jay Nussbaum, Felicia Hess, Daniyel Erdberg, Kendall Carpenter, Mike Silverman and Lt. Gen. Michael Flynn pursuant to stock award agreements. Lt. Gen. Flynn resigned as a director on December 31, 2016 due to his appointment as National Security Advisor to President Donald Trump. Lt. Gen. Flynn forfeited 5,000 (25,000 pre-reverse split) unvested shares.

(k)	On September 26, 2016, the Company issued 7,000 (35,000 pre-reverse split) shares of common stock to Reginald Brown pursuant to stock award agreement for consulting services.

(l)	On September 26, 2016, the Company issued 5,000 (25,000 pre-reverse split) shares of common stock to a member of the Strategic Advisory Board.

(m)	On September 29, 2016, the Company issued 99,334 (496,667 pre-reverse split) shares of common stock to twelve investors, including 81,334 (406,666 pre-reverse split) shares to four affiliate investors. These investors purchased stock at $25.00 ($5.00 pre-reverse split) per share and under the purchase agreement received twelve months of price protection. The Convertible Promissory Notes Series 2016 due October 1, 2017 included a $15.00 ($3.00 pre-reverse split) per share conversion factor, thereby triggering the price protection feature.

During the year ended December 31, 2016, the Company granted 13,000 (65,000 pre-reverse split) common stock options to employees for service provided with exercise prices between $14.55 ($2.91 pre-reverse split) and $18.85 ($3.77 pre-reverse split).

During the year ended December 31, 2016, the Company granted 12,000 (60,000 pre-reverse split) common stock warrants to consultants for service provided with an exercise price of $14.55 ($2.91 pre-reverse split).

During the year ended December 31, 2017, the Company issued a total of 100,050 (500,250 pre-reverse split) shares of common stock as follows:

(a)	On April 24, 2017, the holder of Series A preferred stock converted a total of 100,100 shares of Series A for an aggregate of 50,050 (250,250 pre-reverse split) shares of restricted common stock in accordance with their conversion rights which includes a blocker with respect to individual ownership percentages.

(b)	On August 3, 2017, the Company issued 50,000 (250,000 pre-reverse split) shares of restricted common stock to two members of the Strategic Advisory Board as compensation for their extended service agreement from May 1, 2017 until April 30, 2018.

During the year ended December 31, 2017, the Company issued a total of 1,502,000 (7,510,000 pre-reverse split) options to purchase common stock as follows:

(a)	On January 9, 2017, the Company issued an option to a director to purchase 20,000 (100,000 pre-reverse split) shares of common stock with an exercise price of $14.50 ($2.90 pre-reverse split) per share.

(b)	On August 3, 2017, the Company issued options to purchase an aggregate of 1,042,000 (5,210,000 pre-reverse split) shares of the Company’s common stock outside its 2015 Equity Plan to officers, directors and employees for services provided with an exercise price of $5.00 ($1.00 pre-reverse split) per share.

(c)	On November 9, 2017, the Company issued options to purchase an aggregate of 400,000 (2,000,000 pre-reverse split) shares of its common stock outside its 2015 Equity Plan to officers and directors, and for services provided with an exercise price of $6.75 ($1.35 pre-reverse split) per share.

(d)	On December 13, 2017, the Company issued options to purchase an aggregate of 40,000 (200,000 pre-reverse split) shares of the Company’s common stock outside its 2015 Equity Plan to two newly-appointed directors with an exercise price of $5.00 ($1.00 pre-reverse split).

During the year ended December 31, 2017, the Company issued a total of 410,000 (2,050,000 pre-reverse split) warrants to purchase common stock as follows:

(a)	On August 3, 2017, the Company issued warrants to purchase an aggregate of 6,000 (30,000 pre-reverse split) shares of the Company’s common stock outside its 2015 Equity Plan to consultants for services provided with an exercise price of $5.00 ($1.00 pre-reverse split) per share.

(b)	On August 3, 2017, the Company issued a warrant to purchase 400,000 (2,000,000 pre-reverse split) shares of the Company’s common stock to Dr. Philip Frost for services to be provided under the terms of his service to the Strategic Advisory Board through April 2018 with an exercise price of $5.00 ($1.00 pre-reverse split) per share.

(c)	On November 9, 2017, the Company issued a warrant to purchase 4,000 (20,000 pre-reverse split) shares of the Company’s common stock outside its 2015 Equity Plan to consultants for services provided with an exercise price of $6.75 ($1.35 pre-reverse split) per share.

On August 2, 2017, the Company issued a promissory note to City National Bank of Florida (“CNB”) in the principal amount of $2,000,000, the CNB Note, with a maturity date of August 2, 2018.

On August 3, 2017, the Company issued a secured promissory note (the “Secured Convertible Promissory Note Series 2017”) due August 2, 2018 in the aggregate principal amount of $2,000,000 in a private placement to Frost Nevada Investments Trust (“Frost Nevada”) of which Dr. Phillip Frost, an affiliate shareholder of the Company, is the trustee. On September 26, 2018, the Company and Frost Nevada agreed to extend the maturity date of the Secured Convertible Promissory Note Series 2017 to August 2, 2019. On December 21, 2018, the Company issued 4,030,740 shares of common stock to Frost Nevada in full settlement of the $2,000,000 principal balance and $15,370 accrued interest.

In October 2017, we received an award in excess of $800,000 gross revenue from a prime contractor for a multi-mission capable WASP, including secure voice and data network range extension from an existing DoD customer, which was delivered in February 2018.

In March 2018, we received an approximately $1.7 million gross revenue award, our largest single DoD award to date from a prime contractor for a multi-mission capable tactical WASP. The March 2018 order, which was delivered in October 2018, was the third repeat order awarded to us for WASP as the result of a growing number of successful international military deployments.

During the year ended December 31, 2018, the Company issued a total of 2,891,631 (14,458,151 pre-reverse split) shares of common stock as follows:

(a)	On October 25, 2018, the Company issued 50,000 (250,000 pre-reverse split) shares of restricted common stock to two members of the Strategic Advisory Board as compensation for their extended service agreement from November 1, 2018 until October 31, 2019.

(b)	On October 24, 2018, the Company commenced an offering of up to 2,000,000 (10,000,000 pre-reverse split) shares of its common stock (the “Offered Shares”) in a private placement of up to $5,500,000 to certain accredited investors at a purchase price of $2.75 ($0.55 pre-reverse split) per share pursuant to a Stock Purchase Agreement (the “SPA”). Closing of the offering pursuant to the SPA is conditioned upon certain, limited customary representations and warranties, as well as the Company having received an aggregate of $4,000,000 in new orders from a prime government contractor or directly from the U.S. government at any time commencing after October 9, 2018 (the “Qualifying Sales Order”). As required under the SPA, upon receipt by the Company of a Qualifying Sales Order, the Company will give written notice to the investors notifying them that the Company intends to close on the purchase of the Offered Shares pursuant to the SPA. Within three days after the delivery of the notice to the investors, the Company and the investors will then close under the SPA and at closing, the Company will issue to each purchasing investor the number of shares subscribed for by each Investor.

(c)	On December 21, 2018, the Board approved an Amended and Restated Stock Purchase Agreement (the “Amended SPA”) relating to the Offered Shares to reduce the purchase price in the Offering to $2.50 ($0.50 pre reverse split) per share, reduce the maximum offering amount from $5,500,000 to $5,000,000, extend the initial closing date of the Offering to January 15, 2019 and permit sales of the Common Stock for a period of 30 days after the initial closing in order to attract a greater number of investors. In addition, the Amended and Restated Stock Purchase Agreement revised the definition of the event triggering the initial closing date to the date when the Company enters into an agreement with a prime government contractor at any time commencing after October 8, 2018 whereby the Company agrees to provide a minimum of $4,000,000 in goods and services to such contractor.

(d)	On December 21, 2018, the Company issued 1,235,483 (6,177,411 pre-reverse split) shares of common stock pursuant to conversion of the Convertible Promissory Notes Series 2016 and 806,148 (4,030,740 pre-reverse split) shares of common stock pursuant to conversion of the Secured Convertible Promissory Note Series 2017.

(e)	On December 27, 2018, the Company completed the sale of 800,000 (4,000,000 pre-reverse split) shares of its common stock pursuant to the Amended SPA at $2.50 ($0.50 pre-reverse split) per share for an aggregate of $2,000,000, of which 200,000 shares (1,000,000 pre-reverse split) shares were issued to Jay Nussbaum, the Company’s Chief Executive Officer and Chairman of the Board of Directors, and 600,000 (3,000,000 pre-reverse split) shares were issued to Frost Gamma Investment Trust, of which Dr. Phillip Frost, an affiliate shareholder of the Company, is the trustee. On January 25, 2019, the Company completed the sale of 803,100 (4,015,500 pre-reverse split) shares of its common stock pursuant to the Amended SPA at $2.50 ($0.50 pre-reverse split) per share for an aggregate of $2,007,750. The aggregate consideration consisted of (1) cash in the aggregate amount of $1,432,750, (2) a promissory note from a single non-affiliate investor in the aggregate principal amount of $500,000, which was repaid on February 8, 2019 including $575 in accrued interest, (3) a full-recourse promissory note payable with a maturity date of January 25, 2020 by Dan Erdberg in the amount of $50,000 which was cancelled on April 30, 2019 pursuant to Stock Redemption and Note Cancellation Agreements, and (4) a full-recourse promissory note payable with a maturity date of January 25, 2020 by Kendall Carpenter, the Company’s Executive Vice President and Chief Financial Officer, in the amount of $25,000 which was reduced by $7,500 in January 2019, leaving a principal balance of $17,500 which was repaid in full on April 30, 2019, including $134 in accrued interest. Each note bore an interest rate at a fixed rate of 3% per annum and principal and interest under the notes could be prepaid at any time without penalty.

During the year ended December 31, 2018, the Company issued a net total of 1,312,000 (6,560,000 pre-reverse split) options to purchase common stock as follows:

(a)	On March 28, 2018, the Company issued options to purchase an aggregate of 20,000 (100,000 pre-reverse split) shares of the Company’s common stock outside its 2015 Equity Plan to a newly-appointed directors with an exercise price of $5.00 ($1.00 pre-reverse split).

(b)	On May 16, 2018, the Company issued options to purchase an aggregate of 92,000 (460,000 pre-reverse split) shares of the Company’s common stock outside its 2015 Equity Plan to four employees with an exercise price of $5.00 ($1.00 pre-reverse split).

(c)	On August 22, 2018, the Company granted options to purchase an aggregate of 1,000,000 (5,000,000 pre-reverse split) shares of the Company’s common stock outside its 2015 Equity Plan to five management employees and four directors at an exercise price of $5.00 ($1.00 pre-reverse split) per share. On September 26, 2018, the Board resolved to cancel these options which had not vested.

(d)	On September 26, 2018, the Company granted options to purchase an aggregate of 1,200,000 (6,000,000 pre-reverse split) shares of Company common stock outside its 2015 Equity Plan to five management employees and four directors at an exercise price of $3.25 ($0.65 pre-reverse split) per share.

During the year ended December 31, 2018, the Company issued a total of 20,000 (100,000 pre-reverse split) warrants to purchase common stock as follows:

(a)	On September 26, 2018, the Company issued a warrant to purchase 20,000 (100,000 pre-reverse split) shares of the Company’s common stock outside its 2015 Equity Plan to Global Security Innovative Strategies, LLC for services at an exercise price of $5.00 ($1.00 pre-reverse split) per share.

In July 2018, we entered into an exclusive teaming agreement with a U.S. Government prime contractor which is the recipient of a previously awarded IDIQ (indefinite delivery/indefinite quantity) prime contract from of the Department of Homeland Security (“DHS”), Customs and Border Protection (“CBP”). Under the terms of the teaming agreement:

●	We will work together to propose retrofit and new production of surveillance systems developed under the prime contract; and

●	We will provide the WASP aerostat, engineering support for WASP system integration, Field Service Representatives personnel support for WASP aerostat maintenance, training, WASP deployment, retrieval and movement, and warranty for WASP.

In December 2018, the prime contractor awarded us a subcontract valued at $3.8 million for six WASP aerostat systems. These WASP powered surveillance systems are expected to be deployed at a CBP Border Patrol Sector on the southern border of the United States. There are 20 Border Patrol Sectors along U.S. borders, 9 of which are located along the U.S. Southern border. We have begun production of the initial units at our facilities in Florida and at our ISO 9001-certified manufacturing strategic partner’s facility. Deliveries are expected to begin late in the second quarter of 2019 and continue throughout 2019. We are working closely with the prime contractor to explore additional product and services opportunities in DHS and CBP under our exclusive teaming agreement.

Our marketing efforts include submission of bids on several government procurement projects. In the past, we also showcased our products and technologies at numerous conferences and live demonstrations, including the 2017 Special Operations Forces Industry Conference, Warrior Expo East and took part in a series of tests conducted on the southern border of the United States, State of Florida HURREX exercise, CyberQuest 2017, and presentations to a variety of federal and state government agencies. We have also increased marketing efforts and announced the following:

●

On June 4, 2019, we announced that we received an additional award from a prime contractor, valued at approximately $1.7 million dollars in gross revenue, as a follow-on to the $3.8 million dollars in gross revenue award announced January 8, 2019.

●	On May 7, 2019, we announced that we received our first contract award for the Ultra-Tactical WASP Lite System, valued in excess of $1.1 million dollars, from prime contractor ADS, Inc. for delivery to a U.S. Army customer.

●	On February 14, 2019, we announced that we had commenced the communications upgrade of a U.S. Army-owned WASP tactical aerostat. The upgrade will enable secure communications links utilizing advanced waveforms connecting soldiers on the battlefield.

●	On January 31, 2019, we announced that we secured an additional $2.0 million in capital, completing a private placement raising an aggregate of $4.0 million which will be used to expand production and staffing.

●	On January 22, 2019, we announced the conclusion of training for a U.S. Army unit on the next generation WASP ERS tactical aerostat. The delivery of the $1.7 million dollar order itself was announced on October 15, 2018.

●	On January 15, 2019, we announced the expansion of our manufacturing capacity.

●	On January 8, 2019, we announced that we had been selected by a prime contractor in an exclusive relationship to receive an initial award valued at $3.8 million dollars.

●	On December 27, 2018, we announced that we had eliminated over 70% of our existing debt in support of our planned growth.

During the three months ended March 31, 2019, the Company issued a total of 803,100 (4,015,500 pre-reverse split) shares of common stock as follows:

(a)	On January 25, 2019, the Company completed the sale of 803,100 (4,015,500 pre-reverse split) shares of its common stock pursuant to the Amended SPA at a purchase price of $2.50 ($0.50 pre-reverse split) per share, for an aggregate purchase price of $2,007,750. The aggregate consideration consisted of (1) cash in the aggregate amount of $1,432,750, (2) a promissory note from a single non-affiliate investor in the aggregate principal amount of $500,000, (3) a full-recourse promissory note payable by Dan Erdberg in the amount of $50,000 and (4) a full-recourse promissory note payable by Kendall Carpenter in the amount of $25,000. The principal amount of the Carpenter note was reduced by $7,500 on January 28, 2019 leaving a principal balance of $17,500. On April 30, 2019, Kendall Carpenter, the Company’s Executive Vice President and Chief Financial Officer, repaid the entire principal balance of the $17,500 note described above in Footnote #8 to the March 31, 2019 unaudited financial statements, including $134 in accrued interest. On April 30, 2019, Daniyel Erdberg, the Company’s President, entered into a Stock Redemption and Note Cancellation Agreement whereby the Company redeemed 100,000 shares of common stock paid pursuant to the note described above in Footnote #8 to the March 31, 2019 unaudited financial statements and cancelled the $50,000 note and the related $267 in accrued interest.

On February 8, 2019, the non-affiliate investor repaid the $500,000 principal due on the promissory note and on February 11, 2019, the $575 accrued interest.

On April 30, 2019, the Company entered into a Stock Redemption and Note Cancellation Agreement with Daniyel Erdberg to redeem 20,000 (100,000 pre-reverse split) shares in exchange for cancellation of the $50,000 note.

On April 30, 2019, the Carpenter note was repaid in full, including principal of $17,500 and accrued interest of $134.

During the three months ended March 31, 2019, the Company issued a net total of 26,000 (130,000 pre-reverse split) options to purchase common stock as follows:

(a)	On March 20, 2019, the Company issued options to purchase an aggregate of 26,000 (130,000 pre-reverse split) shares of the Company’s common stock outside its 2015 Equity Plan to two employees for services provided with an exercise price of $5.30 ($1.06 pre-reverse split) per share.

During the three months ended March 31, 2019, the Company issued a net total of 10,000 (50,000 pre-reverse split) warrants to purchase common stock as follows:

(a)	On March 20, 2019, the Company issued a warrant to purchase 10,000 (50,000 pre-reverse split) shares of the Company’s common stock outside its 2015 Equity Plan to a contractor for services provided with an exercise price of $5.30 ($1.06 pre-reverse split) per share.

On March 21, 2019, concurrent with the resignation of Kevin Hess, the Company’s prior Chief Technology Officer, the Company and Cognitive Carbon Corporation (“CCC”), a related party, entered into an agreement pursuant to which CCC agreed to provide Chief Technology Officer services, sales and marketing services and outsourced software and platform development services to be provided personally by Kevin Hess or third-party development firms of his choosing for outsourced development. CCC will receive $19,750 per month for one year for the Chief Technology Officer services and potential bonuses and an amount up to $120,000 for outsourced software and platform development. Felicia Hess, the Company’s Chief Quality Officer, who is married to Kevin Hess, is the President and Director of CCC.

Recent Developments

On May 7, 2019, we announced that we received our first contract award for the Ultra-Tactical WASP Lite System from prime contractor ADS, Inc. for delivery to a U.S. Army customer. Under the terms of the award, valued in excess of $1.1 million gross revenue, we will supply multiple WASP Lite aerostat systems capable of enhancing and extending the modern networked battlefield supporting specialized waveform communications equipment and day/night ISR (Intelligence, Surveillance and Reconnaissance) payloads. The WASP Lite employs the same proprietary, advanced tethering technologies found in our Winch Aerostat Small Platform (“WASP”) tactical aerostat for secure power and data transmission. Deliveries under this award are expected to commence in the third quarter.

On June 4, 2019, we announced a contract award from a prime contractor valued at approximately $1.7 million gross revenue as a follow-on to the $3.8 million gross revenue contract we announced in January 2019. Due to customer-related confidentiality considerations, no additional information will be provided related to this award at this time.

Going Concern

For the year ended December 31, 2017, the Company disclosed that its ability to continue as a going concern was predicated on the Company’s ability to create and market innovative products, raise capital, reduce debt or renegotiate terms, and to sustain adequate working capital to finance its operations. During 2018, the Company met or exceeded those predications. In 2018, the Company made a strategic decision to focus on its aerostats, WASP and WASP Lite, and opportunities for those products with military and government customers, resulting in an order valued in excess of $3.8 million in gross revenues which was received in December 2018 and expected to be delivered by the end of 2019. In December 2018 and January 2019, the Company raised over $4,000,000 through stock sales which will provide ample working capital to produce WASP systems. In December 2018, the holders of $5,000,000 in convertible notes exercised their rights to convert to equity leaving only $2,000,000 in bank debt on the books. As of March 31, 2019, the Company has approximately $1,100,000 in positive working capital, an improvement of more than $1,600,000 dollars over the negative working capital balance at the end of 2017.

The focus on opportunities for aerostats, the settlement of debt obligations, the funds generated from stock sales and other initiatives contributing to additional working capital should avoid any substantial doubt about the Company’s ability to continue as a going concern as defined by FASB Accounting Standards Update 2014-05, Disclosure of Uncertainties about an Entity’s ability to Continue as a Going Concern. We believe that the actions discussed above mitigate the substantial doubt raised by our recent operating losses and satisfy our estimated liquidity needs twelve months from the issuance of the financial statements. In light of the foregoing, our auditor did not include a going concern qualification in their audit report dated March 22, 2019 for the years ended December 31, 2018 and 2017 notwithstanding our historical operating losses and accumulated deficit.

Summary Risk Factors

Our business is subject to numerous risks and uncertainties, including those in the section entitled “Risk Factors” and elsewhere in this prospectus. These risks include, but are not limited to, the following:

●	our history of losses;

●	our inability to attract sufficient demand for our services and products;

●	our ability to successfully execute our growth and acquisition strategy and manage effectively our growth;

●	changes in the competitive environment in our industry and the markets we serve, and our ability to compete effectively;

●	dependence on a strong brand image with our end customers;

●	our cash needs and the adequacy of our cash flows and earnings;

●	our ability to access additional capital;

●	our dependence upon our executive officers, founders and key employees;

●	our ability to attract and retain qualified personnel;

●	our receiving a substantial portion of our revenues from a limited number of customers, and the loss of, or a significant reduction in usage by, one or more of our major customers would result in lower revenues;

●	our reliance on our technology systems, the impact of technological changes and cybersecurity risks;

●	changes in applicable laws or regulations;

●	our ability to protect our trademarks or other intellectual property rights;

●	potential litigation from competitors or customers; and

●	the possibility that we may be adversely affected by other economic, business, and/or competitive factors.

COMPANY INFORMATION

Our principal executive offices are located at 11651 Central Parkway, #118, Jacksonville, Florida 32224 and our phone number is (904) 834-4400. Our corporate website address is www.droneaviationcorp.com. Information contained on, or accessible through, our website is not a part of, and is not incorporated by reference into, this prospectus.

The name of the Company, the logos of the Company, and other trade names, trademarks or service marks of the Company appearing in this prospectus will be the property of the Company. Trade names, trademarks and service marks of other organizations appearing in this Offering Circular are the property of their respective holders.

Nasdaq Listing and Reverse Stock Split

We intend to apply to list of our common stock on the NASDAQ Capital Market. If our application to the NASDAQ Capital Market is not approved or we otherwise determine that we will not be able to secure the listing of the common stock on the NASDAQ Capital Market, we will not complete the offering.

On June 5, 2019, our board of directors and stockholders holding a majority of our outstanding voting power, approved resolutions authorizing a reverse stock split of the outstanding shares of our common stock in the range from one-for-five (1-for-5) to one-for-ten (1-for-10), which ratio will be selected by the board of directors.. The board of directors anticipates setting the ratio of the reverse stock split, and the reverse stock split becoming effective following approval by FINRA of the reverse stock split, prior to the effective date of the registration statement (of which this prospectus forms a part). The reverse stock split is intended to allow us to meet the minimum share price requirement of the NASDAQ Capital Market.

Except as otherwise indicated and except in our financial statements and the notes thereto, all references to our common stock, share data, per share data and related information depict an assumed reverse stock split ratio of 1-for-5 (“Reverse Stock Split”) until final determination by the board of directors as if it was effective and as if it had occurred at the beginning of the earliest period presented. The Reverse Stock Split, when effective, will combine each five shares of our outstanding common stock into one share of common stock, without any change in the par value per share, and the Reverse Stock Split correspondingly will adjust, among other things, the exercise rate of our warrants and options into our common stock. No fractional shares will be issued in connection with the Reverse Stock Split, and any fractional shares resulting from the Reverse Stock Split will be rounded up to the nearest whole share.

ORGANIZATIONAL STRUCTURE

The diagram below depicts our organizational structure after this Offering:

This diagram assumes the underwriters exercise their over-allotment option in full.

The Offering

Issuer	Drone Aviation Holding Corp.

Securities offered by us	Up to shares of common stock (up to shares of common stock if the underwriter exercises their over-allotment option in full).

Over-allotment option	We have granted to the underwriters an option to purchase up to an additional shares of common stock exercisable solely to cover over-allotments, if any, at the applicable public offering price less the underwriting discounts and commissions shown on the cover page of this prospectus. The underwriters may exercise this option in full or in part at any time and from time to time until 45 days after the date of this prospectus.

Common stock outstanding before this offering	5,511,225 (27,556,121 pre-reverse split) shares of common stock

Common stock to be outstanding after this offering	Shares of common stock

Offering price per share	$ . See “Underwriting.”

Use of proceeds	We expect to receive net proceeds from this offering of approximately $ million (or approximately $ million if the underwriters exercise in full their option to purchase additional shares of our common stock) after deducting estimated underwriting discounts and commissions, and after our offering expenses, estimated at $ million. We intend to use the net proceeds from this offering to fund working capital, manage the balance on the bank line of credit and general corporate purposes and possibly acquisitions of other companies, products or technologies. See “Use of Proceeds.”

Risk factors	See “Risk Factors” beginning on page 19 of this prospectus for a discussion of some of the factors you should carefully consider before deciding to invest in our common stock.

Trading symbol	Our common stock is presently quoted on the OTCQB Market under the symbol “DRNE”.

Listing	We intend to apply for a listing of our common stock on the NASDAQ Capital Market under the symbol “DRNE”.

Unless we indicate otherwise, all information in this prospectus:

●	give pro forma effect to the assumed Reverse Stock Split of our outstanding shares of common stock, options and warrants and the corresponding adjustment of all common stock price per share and stock option and warrant exercise price data, except for the financial statements and the notes thereto;

●	is based on 5,511,225 (27,556,121 pre-reverse split) shares of common stock issued and outstanding as of June 7, 2019;

●	assumes no exercise by the underwriters of their option to purchase up to an additional shares of common stock to cover over-allotments, if any;

●	excludes 2,814,000 (14,070,000 pre-reverse split) shares of our common stock issuable upon exercise of outstanding stock options at a weighted average exercise price of $3.05 ($0.61 pre-reverse split) per share as of June 7, 2019; and

●	excludes 454,000 (2,270,000 pre-reverse split) shares of our common stock issuable upon exercise of outstanding warrants at a weighted average exercise price of $3.35 ($0.67 pre-reverse split) per share as of June 7, 2019.

SUMMARY HISTORICAL FINANCIAL DATA

The following table presents our summary historical financial data for the periods indicated. The summary historical financial data for the years ended December 31, 2018 and 2017 and the balance sheet data as of December 31, 2018 and 2017 are derived from the audited financial statements. The summary historical financial data for the three months ended March 31, 2019 and 2018 and the balance sheet data as of March 31, 2019 and 2018 are derived from our unaudited financial statements.

Historical results are included for illustrative and informational purposes only and are not necessarily indicative of results we expect in future periods, and results of interim periods are not necessarily indicative of results for the entire year. You should read the following summary financial data in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our financial statements and related notes appearing elsewhere in this prospectus.

	Year Ended December 31,		Three Months Ended March 31,
	2018	2017	2019	2018
			(unaudited)
Statement of Operations Data
Revenues	$2,722,713	$562,078	$7,450	$869,023
Cost of goods sold	2,214,166	338,579	3,550	474,393
Gross margin	508,547	223,499	3,900	394,630
General administrative and expense	8,639,364	10,069,841	1,074,912	2,002,609
Loss from operations	(8,130,817)	(9,846,342)	(1,071,012)	(1,607,979)
Total other expense	(344,496)	(477,650)	(32,162)	(70,311)
Net loss	$(8,475,313)	$(10,323,992)	$(1,103,174)	$(1,678,290)
Net loss per share, basic and diluted	$(0.89)	$(1.15)	$(0.04)	$(0.18)

Balance Sheet Data (at period end)
Cash and cash equivalents	$2,282,365	$615,375	$2,760,447	$938,692
Working capital (deficit) (1)	212,879	(557,195)	1,111,496	(1,060,655)
Total assets	3,556,599	3,073,548	4,627,086	2,822,978
Total liabilities	2,485,024	5,377,340	2,612,730	5,781,564
Stockholders’ equity (deficit)	1,071,575	(2,303,792)	2,014,356	(2,958,586)

(1)	Working capital represents total current assets less total current liabilities.

RISK FACTORS

Investment in our common stock involves a number of substantial risks. You should not invest in our stock unless you are able to bear the complete loss of your investment. In addition to the risks and investment considerations discussed elsewhere in this prospectus, the following factors should be carefully considered by anyone purchasing the securities offered through this prospectus. The risks and uncertainties described below are not the only ones we face. Additional risks and uncertainties not presently known to us or that we currently deem immaterial also may impair our business operations. If any of the following risks actually occur, our business could be harmed. In such case, the trading price of our common stock could decline, and investors could lose all or a part of the money paid to buy our common stock.

Risks Related to Our Business and Industry

We incurred a net loss in the first three months of 2019 and the fiscal years of 2018 and 2017 with negative cash flows and we cannot assure you as to when, or if, we will become profitable and generate positive cash flows.

We incurred a net loss of $1,103,174, $8,475,313 and $10,323,992 for the three months ended March 31, 2019 and the fiscal years ended December 31, 2018 and 2017, respectively, and negative cash flows from operations in each of those years. As of March 31, 2019, we had an aggregate accumulated deficit of $39,575,264. Such losses have historically required us to seek additional funding through the issuance of debt or equity securities. Our long-term success is dependent upon among other things, achieving positive cash flows from operations and if necessary, augmenting such cash flows using external resources to satisfy our cash needs. Based on firm commitments we recently entered into, we project to have positive cash flows to fund operations during the next twelve months. However, we have historically experienced and may prospectively experience fluctuations in our quarterly earnings due to the nature of our business and the uncertainty of the government budgetary cycle and securing purchaser contracts and we may be unable to achieve these goals and actual results could differ from our estimates and assumptions. Accordingly, we may have to supplement our cash flow, by debt financing or sales of equity securities. There can be no assurance that we will be able to obtain additional funding, if needed, on commercially reasonable terms, or of all.

We are a holding company and depend upon our subsidiaries for our cash flows.

We are a holding company. All of our operations are conducted, and almost all of our assets are owned, by our subsidiaries. Consequently, our cash flows and our ability to meet our obligations depend upon the cash flows of our subsidiaries and the payment of funds by these subsidiaries to us in the form of dividends, distributions or otherwise. The ability of our subsidiaries to make any payments to us depends on their earnings, the terms of their indebtedness, including the terms of any credit facilities and legal restrictions. Any failure to receive dividends or distributions from our subsidiaries when needed could have a material adverse effect on our business, results of operations or financial condition.

Product development is a long, expensive and uncertain process.

The development of LTA aerostats and tethered drone ISR systems is a costly, complex and time-consuming process, and the investment in product development often involves a long wait until a return, if any, is achieved on such investment. We continue to make significant investments in research and development relating to our aerostats and tethered drones. Investments in new technology and processes are inherently speculative. Technical obstacles and challenges we encounter in our research and development process may result in delays in or abandonment of product commercialization, may substantially increase the costs of development, and may negatively affect our results of operations.

Successful technical development of our products does not guarantee successful commercialization.

Even if we successfully complete the technical development for one or all of our product development programs, we may still fail to develop a commercially successful product for a number of reasons, including, among others, the following:

●	failure to obtain the required regulatory approvals for their use;

●	prohibitive production costs;

●	competing products;

●	lack of innovation of the product;

●	continuing technological changes in the market rendering the product obsolete;

●	failure to scale-up our operations sufficiently to satisfy demand for our products;

●	ineffective distribution and marketing;

●	lack of sufficient cooperation from our partners; and

●	demonstrations of the products not aligning with or meeting customer needs.

Although we have sold our WASP aerostat systems and various other aerostat ISR systems and components, our success in the market for the products we develop will depend largely on our ability to prove our products’ capabilities. Upon demonstration, our aerostats and tethered drones may not have the capabilities they were designed to have or that we believed they would have. Furthermore, even if we do successfully demonstrate our products’ capabilities, potential customers may be more comfortable doing business with a larger, more established, more proven company than us. Moreover, competing products may prevent us from gaining wide market acceptance of our products. We may not achieve significant revenue from new product investments for a number of years, if at all.

Our potential customers are likely to be U.S. Government or Government-related entities that are subject to appropriations by Congress and reduced funding for defense procurement and research and development programs would likely adversely impact our ability to generate revenues.

We anticipate that the majority of our revenue (to be derived from our aerostats product sales) at least in the foreseeable future will come from U.S. Government and Government-related entities, including the DoD and other departments and agencies. Government programs that we may seek to participate in, and contracts for aerostats or tethered drones, must compete with other programs for consideration during Congress’ budget and appropriations hearings, and may be affected by changes not only in political power and appointments but also general economic conditions and other factors beyond our control. A government closure based on a failure of Congress to agree on federal appropriations or the uncertainty surrounding a continuing resolution may result in termination or delay of federal funding opportunities we are pursuing. Reductions, extensions or terminations in a program that we are seeking to participate in, or overall defense or other spending could adversely affect our ability to generate revenues and realize any profits. We cannot predict whether potential changes in security, defense, communications and intelligence priorities will afford opportunities for our business in terms of research and development or product contracts, but any reduction in government spending on such programs could negatively impact our ability to generate revenues. In addition, our ability to participate in U.S. Government programs may be affected by the adoption of new laws or regulations relating to Government contracting or changes in existing laws or regulations, changes in political or public support for security and defense programs, and uncertainties associated with the current global threat environment and other geo-political matters.

Some of our products may be subject to governmental regulations pertaining to exportation.

International sales of our products may be subject to U.S. laws, regulations and policies like ITAR and other export laws and regulations and may be subject to first obtaining licenses, clearances or authorizations from various regulatory entities. Although we are not currently pursuing international sales, we may deploy working capital towards expansion into foreign markets. If we are not allowed to export our products or the clearance process is burdensome, our ability to generate revenue would be adversely affected. The failure to comply with any of these regulations could adversely affect our ability to conduct our business and generate revenues as well as increasing our operating costs.

We compete with companies that have significantly more resources than we have and that already have received government contracts for the development of aerostats and tethered drones.

A number of our competitors have received considerable funding from government or government-related sources to develop various aerostats and tethered drones. Most of these organizations and many of our other competitors have greater financial, technical, manufacturing, marketing and sales resources and capabilities than we do. Our products will compete not only with other aerostats and tethered drones, but also with heavier-than-air fixed wing aircraft, manned aircraft, communications satellites and balloons. We anticipate increasing competition as a result of defense industry consolidation, which has enabled companies to enhance their competitive position and ability to compete against us. In addition, other companies may introduce competing aerostats, tethered drones, or solutions based on alternative technologies that may adversely affect our competitive position. As a result, our products may become less or non-competitive or obsolete. If we are not able to compete successfully against our current and future competitors, we may fail to generate revenues and our financial condition would be adversely affected.

We may consider pursuing strategic transactions in the future, which could be difficult to implement, disrupt our business or change our business profile significantly.

We may consider potential strategic transactions, which could involve acquisitions of businesses or assets, joint ventures or investments in businesses, products or technologies that expand, complement or otherwise relate to our current or future business. We may also consider, from time to time, opportunities to engage in joint ventures or other business collaborations with third parties to address particular market segments. These activities create risks such as, among others: (i) the need to integrate and manage the businesses and products acquired with our own business and products, (ii) additional demands on our resources, systems, procedures and controls, (iii) disruption of our ongoing business, and (iv) diversion of management’s attention from other business concerns. Moreover, these transactions could involve: (a) substantial investment of funds or financings by issuance of debt or equity securities; (b) substantial investment with respect to technology transfers and operational integration; and (c) the acquisition or disposition of product lines or businesses. Also, such activities could result in one-time charges and expenses and have the potential to either dilute the interests of existing shareholders or result in the issuance of or assumption of debt. Such acquisitions, investments, joint ventures or other business collaborations may involve significant commitments of financial and other resources of our company. Any such activity may not be successful in generating revenue, income or other returns to us, and the resources committed to such activities will not be available to us for other purposes. Moreover, if we are unable to access capital markets on acceptable terms or at all, we may not be able to consummate acquisitions or may have to do so on the basis of a less than optimal capital structure. Our inability to: (i) take advantage of growth opportunities for our business or for our products or (ii) address risks associated with acquisitions or investments in businesses may negatively affect our operating results. Additionally, any impairment of goodwill or other intangible assets acquired in an acquisition or in an investment or charges to earnings associated with any acquisition or investment activity may materially reduce our earnings. These future acquisitions or joint ventures may not result in their anticipated benefits, and we may not be able to properly integrate acquired products, technologies or businesses with our existing products and operations or combine personnel and cultures. Failure to do so could deprive us of the intended benefits of those acquisitions.

If we fail to protect our intellectual property rights, we could lose our ability to compete in the marketplace.

Our intellectual property and proprietary rights are important to our ability to remain competitive and for the success of our products and our business. Patent protection can be limited and not all intellectual property is or can be patented. We rely on a combination of patent, trademark, copyright, and trade secret laws as well as confidentiality agreements and procedures, non-competition agreements and other contractual provisions to protect our intellectual property, other proprietary rights and our brand. We have little protection when we must rely on trade secrets and nondisclosure agreements. Our intellectual property rights may be challenged, invalidated or circumvented by third parties. We may not be able to prevent the unauthorized disclosure or use of our technical knowledge or other trade secrets by employees or competitors. Furthermore, our competitors may independently develop technologies and products that are substantially equivalent or superior to our technologies and/or products, which could result in decreased revenues for us. Moreover, the laws of foreign countries may not protect our intellectual property rights to the same extent as the laws of the U.S. Litigation may be necessary to enforce our intellectual property rights, which could result in substantial costs to us and substantial diversion of management attention. If we do not adequately protect our intellectual property, our competitors could use it to enhance their products. Our inability to adequately protect our intellectual property rights could adversely affect our business and financial condition and the value of our brand and other intangible assets.

If we fail to protect our intellectual property rights, our ability to pursue the development of our technologies and products would be negatively affected.

Our success will depend in part on our ability to obtain patents and maintain adequate protection of our intellectual property and technologies. Some foreign countries lack rules and methods for defending intellectual property rights and do not protect proprietary rights to the same extent as the United States. We have not filed for any patent protection rights outside the United States, and many companies have had difficulty protecting their proprietary rights in foreign countries. We may not be able to prevent misappropriation of our proprietary rights.

The patent process is subject to numerous risks and uncertainties and there can be no assurance that we will be successful in protecting our technologies by obtaining and enforcing patents. These risks and uncertainties include the following: patents that may be issued or licensed may be challenged, invalidated, or circumvented, or otherwise may not provide any competitive advantage; our competitors, many of which have substantially greater resources than us and many of which have made significant investments in competing technologies, may seek, or may already have obtained, patents that will limit, interfere with, or eliminate our ability to make, use, and license our technologies either in the United States or in international markets; there may be significant pressure on the United States government and other international governmental bodies to limit the scope of patent protection both inside and outside the United States for technologies that prove successful as a matter of public policy regarding security concerns; countries other than the United States may have less restrictive patent laws than those upheld by United States courts, allowing foreign competitors the ability to exploit these laws to create, develop, and market competing products.

Moreover, any patents issued to us may not provide us with meaningful protection, or others may challenge, circumvent or narrow our patents. Third parties may also independently develop technologies similar to ours or design around any patents on our technologies.

In addition, the USPTO and patent offices in other jurisdictions have often required that patent applications concerning software inventions be limited or narrowed substantially to cover only the specific innovations exemplified in the patent application, thereby limiting the scope of protection against competitive challenges. Thus, even if we or our licensors are able to obtain patents, the patents may be substantially narrower than anticipated.

Our success depends on our patents, patent applications that may be licensed exclusively to us, and other patents to which we may obtain assignment or licenses. We may not be aware, however, of all patents, published applications, or published literature that may affect our business by blocking our ability to commercialize our products, by preventing the patentability of future products or services to us or our licensors, or by covering the same or similar technologies that may invalidate our patents, limit the scope of our future patent claims or adversely affect our ability to market our products and services.

In addition to patents, we rely on a combination of trade secrets, confidentiality, nondisclosure and other contractual provisions, and security measures to protect our confidential and proprietary information. These measures may not adequately protect our trade secrets or other proprietary information. If they do not adequately protect our rights, third parties could use our technology, and we could lose any competitive advantage we may have. In addition, others may independently develop similar proprietary information or techniques or otherwise gain access to our trade secrets, which could impair any competitive advantage we may have.

Patent protection and other intellectual property protection are crucial to the success of our business and prospects, and there is a substantial risk that such protections will prove inadequate.

Other companies may claim that we infringe their intellectual property, which could materially increase our costs and harm our ability to generate future revenue and profit.

We do not believe our product technologies infringe the proprietary rights of any third party, but claims of infringement are becoming increasingly common and third parties may assert infringement claims against us. It may be difficult or impossible to identify, prior to receipt of notice from a third party, the trade secrets, patent position or other intellectual property rights of a third party, either in the United States or in foreign jurisdictions. Any such assertion may result in litigation or may require us to obtain a license for or otherwise restrict our use of the intellectual property rights of third parties. If we are required to obtain licenses to use any third-party technology, we would have to pay royalties, which may significantly reduce any profit on our products. In addition, any such litigation could be expensive and disruptive to our ability to generate revenue or enter into new market opportunities. If any of our products are found to infringe other parties’ proprietary rights and we are unable to come to terms regarding a license with such parties, we may be forced to modify our products to make them non-infringing or to cease production of such products altogether.

The nature of our business involves significant risks and uncertainties that may not be covered by insurance or indemnity.

We develop and sell products where insurance or indemnification may not be available, including:

●	Designing and developing products using advanced and unproven technologies and aerostats and tethered drones in intelligence and homeland security applications that are intended to operate in high demand, high risk situations; and

●	Designing and developing products to collect, distribute and analyze various types of information.

Failure of certain of our products could result in loss of life or property damage. Certain products may raise questions with respect to issues of civil liberties, intellectual property, trespass, conversion and similar concepts, which may raise new legal issues. Indemnification to cover potential claims or liabilities resulting from a failure of technologies developed or deployed may be available in certain circumstances, but not in others. We are not able to maintain insurance to protect against all operational risks and uncertainties. Substantial claims resulting from an accident, failure of our product, or liability arising from our products in excess of any indemnity or insurance coverage (or for which indemnity or insurance is not available or was not obtained) could harm our financial condition, cash flows, and operating results. Any accident, even if fully covered or insured, could negatively affect our reputation among our customers and the public, and make it more difficult for us to compete effectively.

We receive a substantial portion of our revenues from a limited number of customers, and the loss of, or a significant reduction in usage by, one or more of our major customers would result in lower revenues and could harm our business.

Our future success is dependent on establishing and maintaining successful relationships with a diverse set of customers. We currently receive a substantial portion of our revenues from a limited number of customers. Revenues from one customer approximated 95% of total revenues for 2018 and 72% for the quarter ended March 31, 2019. At December 31, 2018, accounts receivable from one customer comprised 100% of the Company’s total accounts receivable-trade. Revenues from four customers approximated 85% of total revenues for 2017. At December 31, 2017, accounts receivable from two customers comprised 100% of the Company’s total accounts receivable-trade. It is likely that we will continue to be dependent upon a limited number of customers for a significant portion of our revenues for the foreseeable future and, in some cases, the portion of our revenues attributable to individual customers may increase in the future. The loss of one or more key customers or a reduction in usage by any major customers would reduce our revenues. If we fail to maintain existing customers or develop relationships with new customers, our business would be harmed.

If critical components or raw materials used to manufacture our products become scarce or unavailable, then we may incur delays in manufacturing and delivery of our products, which could damage our business

We rely on a limited number of suppliers for the raw materials and hardware components necessary to manufacture our products. We do not have any long-term agreements with any of our suppliers that obligate them to continue to sell their products to us. Our reliance on these suppliers involves significant risks and uncertainties as to whether our suppliers will provide an adequate supply of required raw materials, component parts, and products. In addition, as the demand for these components and other products increases, it is likely that the price for these components will increase. If we are unable to obtain the raw materials including helium gas used in our aerostat products to provide lift, and component parts in the quantities and the quality we require on a timely basis and at acceptable prices, we may not be able to deliver our products on a timely or cost-effective basis, which could cause our customers to terminate their contracts with us, increase our costs and materially harm our business, results of operations, and financial condition. Furthermore, if our suppliers are unable or unwilling to supply the raw materials or components we require, we will be forced to locate alternative suppliers and possibly redesign our products to accommodate components from alternative suppliers. This would likely cause significant delays in manufacturing and shipping our products to customers and could materially harm our business.

Our future profitability may depend on achieving cost reductions from increasing manufacturing quantities of our products. Failing to achieve such reductions in manufacturing costs could materially affect our business.

We have limited experience manufacturing our products in high volumes and do not know whether or when we will be able to develop efficient, low-cost manufacturing capabilities and processes that will enable us to manufacture our products in large quantities while maintaining our quality, speed, price, engineering and design standards. Our inability to develop such manufacturing processes and capabilities could have a material adverse effect on our business, financial condition, and results of operations. We expect our suppliers to experience an increase in demand for their products, and we may not have reliable access to supplies that we require and may not be able to purchase such materials or components at cost effective prices. There is no assurance that we will obtain any material labor and machinery cost reductions associated with higher production levels, and failure to achieve these cost reductions could adversely impact our business and financial results.

If we are unable to recruit and retain key management, technical and sales personnel, our business would be negatively affected.

For our business to be successful, we need to attract and retain highly qualified technical, management and sales personnel. The failure to recruit additional key personnel when needed with specific qualifications and on acceptable terms or to retain good relationships with our partners might impede our ability to continue to develop, commercialize and sell our products. To the extent the demand for skilled personnel exceeds supply, we could experience higher labor, recruiting and training costs in order to attract and retain such employees. The loss of any members of our management team may also delay or impair achievement of our business objectives and result in business disruptions due to the time needed for their replacements to be recruited and become familiar with our business. We face competition for qualified personnel from other companies with significantly more resources available to them and thus may not be able to attract the level of personnel needed for our business to succeed.

Economic conditions in the U.S. and worldwide could adversely affect our revenues.

Our revenues and operating results depend on the overall demand for our technologies and services. If the U.S. and worldwide economies weaken, either alone or in tandem with other factors beyond our control (including war, political unrest, shifts in market demand for our services, actions by competitors, etc.), we may not be able to maintain or expand the growth of our revenue.

We have significant debt and if we are unable to repay our debt when it becomes due, our business, financial condition and results of operations could be materially harmed.

At March 31, 2019, we had total debt obligations of $2,000,000 (“CNB Note”), and an aggregate of $0 available for borrowings under our revolving line of credit from City National Bank of Florida (“CNB”) which is guaranteed by our CEO, Jay Nussbaum. Of this debt, $2,000,000 matures on August 2, 2019. In addition, to secure the Company’s obligations under the CNB Note, the Company entered into a security agreement in favor of CNB encumbering all of the Company’s accounts, inventory and equipment along with an assignment of a bank account the Company maintains at CNB with a balance of $120,000 (“Encumbered Assets”). Our level of indebtedness could have significant effects on our business, such as:

●	limiting our ability to borrow additional amounts to fund working capital, capital expenditures, acquisitions, debt service requirements, execution of our growth strategy and other purposes;

●	requiring us to dedicate a portion of our cash flow from operations to pay interest on our debt, which would reduce availability of our cash flow to fund working capital, capital expenditures, potential acquisitions, execution of our growth strategy and other general corporate purposes;

●	making us more vulnerable to adverse changes in general economic, industry and competitive conditions, in government regulation and in our business by limiting our ability to plan for and react to changing conditions; and

●	placing us at a competitive disadvantage compared with our competitors that have less debt.

We may not be able to generate sufficient cash flow from our operations to repay our indebtedness when it becomes due and to meet our other cash needs. If we or Jay Nussbaum, our guarantor on the revolving line of credit, are not able to pay our loan as it becomes due, CNB may foreclose on the Encumbered Assets as well as we may be required to pursue one or more alternative strategies, such as selling assets, refinancing or restructuring our indebtedness or selling additional debt or equity securities. We may not be able to refinance our debt or sell additional debt or equity securities or sell our assets on favorable terms, if at all, and if we must sell our assets or if CNB forecloses on the Encumbered Assets, we may negatively affect our ability to generate revenue.

If we are unable to obtain additional funding when needed, our business operations will be harmed, and if we do obtain additional financing, our then existing shareholders may suffer substantial dilution.

We have historically required additional funds to continue operations and may again in the future upon maturity of the City National Bank of Florida revolving line of credit which matures on August 2, 2019 or sooner if our cash needs exceed the $0 currently available to us under these loan facilities. We do not have any contracts or commitments for additional funding, and there can be no assurance that financing will be available in amounts or on terms acceptable to us, if at all, if needed. The inability to obtain additional capital will restrict our ability to grow and may reduce our ability to conduct business operations. If we are unable to obtain additional financing to finance a revised growth plan, we will likely be required to curtail such plans or cease our business operations. Any additional equity financing may involve substantial dilution to our then existing shareholders.

Opportunities for expanded uses of our products in the United States are limited by federal laws and rulemaking.

The products we design and manufacture for use within the United States are limited by federal laws and rulemaking, including the new commercial drone regulations (Part 107) adopted by the FAA at the end of August 2016. Our ability to design, manufacture and release new products for use in the United States will be limited by federal law and regulations, which can be slow and subject to delays based on political turnover and disruptions in federal funding, among other reasons. The Part 107 rules limit the altitude, available airspace and weight of a drone and also the certification of remote pilots that can operate a drone for commercial purposes in the United States. We, or our customers, may seek waivers from the Part 107 rules for expanded operations; however, the processing of waivers is lengthy and uncertain. Political limits on the ability to issue new regulations could slow the growth of the aerostat and tethered drone market.

Misuse of our products or unmanned products manufactured by other companies could result in injury, damage and/or negative press that could depress the market for unmanned systems.

If any of our products are misused by our customers or their designees, or by the operators of other unmanned systems, in violation of Part 107 or other federal, state or local regulations could result in injuries to the operators or bystanders, damage to property and/or negative press that could result in a reduction in the market for aerostats or tethered drones in the future. The FAA, the press and the public have been closely monitoring the growth of unmanned systems in the United States. For instance, the FAA regularly publishes reports of drone sighting and reported drone strikes of manned aircraft. One or more incidents involving unmanned systems that results in injury or death of individuals, or damaged property could result in negative press that could put at risk current and future growth.

If product liability lawsuits are brought against us, our business may be harmed, and we may be required to pay damages that exceed our insurance coverage.

We may face liability claims related to the use or misuse of our products. These claims may be expensive to defend and may result in large judgments against us. Customers using our products could injure themselves or others or cause property damages for reasons that may or may not be related to our products. Any of these events could result in a claim of liability. Any such claims against us, regardless of their merit, could result in significant costs to defend or awards against us that could materially harm our business, financial condition or results of operations. In addition, any such claims against us could result in a distraction to management, decreased demand for our products, an adverse effect on our public reputation, and/or difficulties in commercializing our products. To date, we have not received notice of any product liability claims against us. We maintain total products liability insurance coverage of $2,000,000.

Although we maintain product liability insurance for claims arising from the use of our products at levels that we believe are appropriate, we may not be able to maintain our existing insurance coverage or obtain additional coverage on commercially reasonable terms for the use of our other products in the future. Also, our insurance coverage and resources may not be sufficient to satisfy any liability resulting from product liability claims, which could materially harm our business, financial condition or results of operations.

Product liability claims could result in regulatory authority investigation of the safety or efficacy of our products, our manufacturing processes and facilities, our marketing programs, our internal safety reporting systems or our staff conduct. A regulatory authority investigation could also potentially lead to a recall of our products or more serious enforcement actions, limitations on the indications for which they may be used, or suspension or withdrawal of approval. Product liability claims could also result in investigation, prosecution or enforcement action by federal or state government agencies.

Our business and operations are subject to the risks of hurricanes, tropical storms, and other natural disasters.

Our corporate headquarters and manufacturing operations are located in Jacksonville, Florida, where major hurricanes, tropical storms, and other severe weather conditions have occurred. A significant natural disaster, such as a hurricane, tropical storm, or other severe weather storm could severely affect our ability to conduct normal business operations, and as a result, our future operating results could be materially and adversely affected.

Our future success depends on the continuing efforts of our key employees and our ability to attract, hire, retain and motivate highly skilled and creative employees in the future.

Our future success depends on the continuing efforts of our executive officers, our founders and other key employees, in particular to Jay Nussbaum, our Chief Executive Officer, Daniyel Erdberg, our President, and Kendall Carpenter, our Chief Financial Officer. We rely on the leadership, knowledge and experience that our executive officers, founders and key employees provide. They foster our corporate culture, which we believe has been instrumental to our ability to attract and retain new talent. Any failure to attract new or retain key creative talent could have a material adverse effect on our business, financial condition and results of operations.

The market for talent in our key areas of operations is intensely competitive, which could increase our costs to attract and retain talented employees. As a result, we may incur significant costs to attract and retain employees, including significant expenditures related to salaries and benefits and compensation expenses related to equity awards, and we may lose new employees to our competitors or other companies before we realize the benefit of our investment in recruiting and training them.

Employee turnover, including changes in our management team, could disrupt our business. The loss of one or more of our executive officers, founders or other key employees, or our inability to attract and retain highly skilled and creative employees, could have a material adverse effect on our business, results of operations or financial condition.

Our officers, directors and principal shareholders own, and will continue to own after giving effect to this offering, a controlling interest in our voting stock and investors will not have any voice in our management, which could result in decisions adverse to our general stockholders.

Our officers, directors and principal shareholders, in the aggregate, beneficially own or have the right to vote approximately ______% of our outstanding common shares on a fully diluted basis, and will continue to beneficially own after giving effect to this offering, approximately or have the right to vote approximately ______% of our outstanding common shares on a fully diluted basis. As a result, these stockholders, acting together, have the ability to control substantially all matters submitted to our stockholders for approval including:

☐	election of our board of directors

☐	removal of any of our directors

☐	amendment of our Articles of Incorporation or Bylaws

☐	adoption of measures that could delay or prevent a change in control or impede a merger, takeover or other business combination involving us

As a result of their ownership and positions, our officers and directors collectively are able to influence all matters requiring stockholder approval, including the election of directors and approval of significant corporate transactions. The interests of our officers may differ from the interests of the other stockholders, and they may influence decisions with which the other stockholders may not agree. Such decisions may be detrimental to our business plan and/or operations and they may cause our business to fail in which case you may lose your entire investment.

We believe our corporate culture has contributed to our success and, if we are unable to maintain it as we grow, our business could be harmed.

We believe our corporate culture has been a key element of our success. However, as our organization grows, it may be difficult to maintain our culture, which could reduce our ability to attract and maintain new talent and operate effectively. The failure to maintain the key aspects of our culture as our organization grows could result in decreased employee satisfaction, increased difficulty in attracting top talent and increased turnover and could compromise the quality of our client service, all of which are important to our success and to the effective execution of our business strategy. Accordingly, if we are unable to maintain our corporate culture as we grow our business, this could have a material adverse effect on our business, results of operations or financial condition.

We may not have sufficient insurance coverage and an interruption of our business or loss of a significant amount of property could have a material adverse effect on our financial condition and operations.

We currently do not maintain any insurance policies against loss of key personnel. Although we do carry business interruption and product liability insurance, the limits might not be sufficient to cover every contingency or claim. If we lost key personnel or had unexpectedly high insurance claims, our business, financial performance and financial position may be materially and adversely affected.

We could become involved in claims or litigations that may result in adverse outcomes.

From time-to-time we may be involved in a variety of claims or litigations. Such proceeding may initially be viewed as immaterial but could prove to be material. Litigations are inherently unpredictable and excessive verdicts do occur. Given the inherent uncertainties in litigation, even when we can reasonably estimate the amount of possible loss or range of loss and reasonably estimable loss contingencies, the actual outcome may change in the future due to new developments or changes in approach. In addition, such claims or litigations could involve significant expense and diversion of management’s attention and resources from other matters.

Risks Relating to Our Common Stock and the Offering

Trading on the OTC Markets is volatile and sporadic, which could depress the market price of our common stock and make it difficult for our security holders to resell their common stock.

Our common stock is quoted on the OTCQB tier of the OTC Markets. In connection with the filing of the registration statement of which this prospectus forms a part, we intend to apply to list our common stock on the NASDAQ Capital Market under the symbol “DRNE”. After consummation of this offering we believe that we will satisfy the NASDAQ listing requirements and expect that our common stock will be listed on the NASDAQ Capital Market. Such listing is not guaranteed, however. If such listing is not approved, our common stock will be quoted on the OTCQB. Trading in securities quoted on the OTC Markets is often thin and characterized by wide fluctuations in trading prices, due to many factors, some of which may have little to do with our operations or business prospects. This volatility could depress the market price of our common stock for reasons unrelated to operating performance. Moreover, the OTC Markets is not a stock exchange, and trading of securities on the OTC Markets is often more sporadic than the trading of securities listed on a quotation system like NASDAQ or a stock exchange like the New York Stock Exchange. These factors may result in investors having difficulty reselling any shares of our common stock.

There is no guarantee that our shares of common stock will be listed on NASDAQ, and if we do obtain a listing on NASDAQ, there can be no assurance that we will be able to comply with NASDAQ’s continued listing standards.

In connection with the filing of the registration statement of which this prospectus forms a part, we intend to apply to list our common stock on the NASDAQ Capital Market under the symbols “DRNE”, subject to the satisfaction of certain conditions and meeting all of the NASDAQ Capital Market listing standards on the date of this offering. After the consummation of this offering, we believe that we will satisfy the listing requirements and expect that our common stock will be listed on the NASDAQ Capital Market. Such listing, however, is not guaranteed. If such listing is approved, there can be no assurance any broker will be interested in trading our stock. Therefore, it may be difficult to sell your shares of common stock if you desire or need to sell them. Our lead underwriter, Aegis Capital Corp., is not obligated to make a market in our securities, and even if it makes a market, it can discontinue market making at any time without notice. Neither we nor the underwriters can provide any assurance that an active and liquid trading market in our securities will develop or, if developed, that such market will continue.

If our common stock is approved for listing on the NASDAQ Capital Market, there is no guarantee that we will be able to maintain such listing for any period of time by perpetually satisfying NASDAQ’s continued listing requirements. Our failure to continue to meet these requirements may result in our securities being delisted from NASDAQ.

Our common stock price is likely to be highly volatile because of several factors, including a limited public float.

The market price of our common stock has been volatile in the past and the market price of our common stock is likely to be highly volatile in the future. You may not be able to resell shares of our common stock following periods of volatility because of the market’s adverse reaction to volatility.

Other factors that could cause such volatility may include, among other things:

●	actual or anticipated fluctuations in our operating results;

●	the absence of securities analysts covering us and distributing research and recommendations about us;

●	we may have a low trading volume for a number of reasons, including that a large portion of our stock is closely held;

●	overall stock market fluctuations;

●	announcements concerning our business or those of our competitors;

●	actual or perceived limitations on our ability to raise capital when we require it, and to raise such capital on favorable terms;

●	conditions or trends in the industry;

●	litigation;

●	changes in market valuations of other similar companies;

●	future sales of common stock;

●	departure of key personnel or failure to hire key personnel; and

●	general market conditions.

Any of these factors could have a significant and adverse impact on the market price of our common stock. In addition, the stock market in general has at times experienced extreme volatility and rapid decline that has often been unrelated or disproportionate to the operating performance of particular companies. These broad market fluctuations may adversely affect the trading price of our common stock, regardless of our actual operating performance.

Our common stock has in the past been a “penny stock” under SEC rules. It may be more difficult to resell securities classified as “penny stock.”

In the past, our common stock was a “penny stock” under applicable SEC rules (generally defined as non-exchange traded stock with a per-share price below $5.00). Unless we successfully list our common stock on the NASDAQ Capital Market, or maintain a per-share price above $5.00, these rules impose additional sales practice requirements on broker-dealers that recommend the purchase or sale of penny stocks to persons other than those who qualify as “established customers” or “accredited investors.” For example, broker-dealers must determine the appropriateness for non-qualifying persons of investments in penny stocks. Broker-dealers must also provide, prior to a transaction in a penny stock not otherwise exempt from the rules, a standardized risk disclosure document that provides information about penny stocks and the risks in the penny stock market. The broker-dealer also must provide the customer with current bid and offer quotations for the penny stock, disclose the compensation of the broker-dealer and its salesperson in the transaction, furnish monthly account statements showing the market value of each penny stock held in the customer’s account, provide a special written determination that the penny stock is a suitable investment for the purchaser, and receive the purchaser’s written agreement to the transaction.

Legal remedies available to an investor in “penny stocks” may include the following:

●	If a “penny stock” is sold to the investor in violation of the requirements listed above, or other federal or states securities laws, the investor may be able to cancel the purchase and receive a refund of the investment.

●	If a “penny stock” is sold to the investor in a fraudulent manner, the investor may be able to sue the persons and firms that committed the fraud for damages.

However, investors who have signed arbitration agreements may have to pursue their claims through arbitration.

These requirements may have the effect of reducing the level of trading activity, if any, in the secondary market for a security that becomes subject to the penny stock rules. The additional burdens imposed upon broker-dealers by such requirements may discourage broker-dealers from effecting transactions in our securities, which could severely limit the market price and liquidity of our securities. These requirements may restrict the ability of broker-dealers to sell our common stock and may affect your ability to resell our common stock.

Many brokerage firms will discourage or refrain from recommending investments in penny stocks. Most institutional investors will not invest in penny stocks. In addition, many individual investors will not invest in penny stocks due, among other reasons, to the increased financial risk generally associated with these investments.

For these reasons, penny stocks may have a limited market and, consequently, limited liquidity. We can give no assurance at what time, if ever, our common stock will not be classified as a “penny stock” in the future.

If we fail to maintain effective internal control over financial reporting, the price of our securities may be adversely affected.

Our internal control over financial reporting have weaknesses and conditions that require correction or remediation. For the year ended December 31, 2018 and the quarter ended March 31, 2019, we identified a material weakness in our assessment of the effectiveness of disclosure controls and procedures. We did not effectively segregate certain accounting duties due to the small size of our accounting staff. We are dependent upon our Chief Financial Officer, who is knowledgeable and experienced in the application of U.S. Generally Accepted Accounting Principles, to maintain our disclosure controls and procedures and the preparation of our financial statements for the foreseeable future. We plan to increase the size of our accounting staff at the appropriate time for our business and its size to ameliorate our concern that we do not effectively segregate certain accounting duties, which we believe would resolve the material weakness in disclosure controls and procedures, but there can be no assurances as to the timing of any such action o that we will be able to do so.

We are required to comply with certain provisions of Section 404 of the Sarbanes-Oxley Act of 2002, as amended (the “Sarbanes-Oxley Act”) and if we fail to continue to comply, our business could be harmed, and the price of our securities could decline.

Rules adopted by the SEC pursuant to Section 404 of the Sarbanes-Oxley Act require an annual assessment of internal control over financial reporting, and for certain issuers an attestation of this assessment by the issuer’s independent registered public accounting firm. The standards that must be met for management to assess the internal control over financial reporting as effective are evolving and complex, and require significant documentation, testing, and possible remediation to meet the detailed standards. We expect to incur significant expenses and to devote resources to Section 404 compliance on an ongoing basis. It is difficult for us to predict how long it will take or costly it will be to complete the assessment of the effectiveness of our internal control over financial reporting for each year and to remediate any deficiencies in our internal control over financial reporting. As a result, we may not be able to complete the assessment and remediation process on a timely basis. In the event that our Chief Executive Officer or Chief Financial Officer determines that our internal control over financial reporting is not effective as defined under Section 404, we cannot predict how regulators will react or how the market prices of our securities will be affected; however, we believe that there is a risk that investor confidence and the market value of our securities may be negatively affected.

Our management team will have immediate and broad discretion over the use of the net proceeds from this offering and we may use the net proceeds in ways with which you disagree.

The net proceeds from this offering will be immediately available to our management to use at their discretion. We currently intend to use the net proceeds from this offering to fund working capital, manage the balance on the bank line of credit and general corporate purposes and possibly acquisitions of other companies, products or technologies. See “Use of Proceeds.” We have not allocated specific amounts of the net proceeds from this offering for any of the foregoing purposes. Accordingly, our management will have significant discretion and flexibility in applying the net proceeds of this offering. You will be relying on the judgment of our management with regard to the use of these net proceeds, and you will not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used appropriately. It is possible that the net proceeds will be invested in a way that does not yield a favorable, or any, return for us or our stockholders. The failure of our management to use such funds effectively could have a material adverse effect on our business, prospects, financial condition, and results of operation.

You will experience immediate and substantial dilution as a result of this offering and may experience additional dilution in the future.

You will incur immediate and substantial dilution as a result of this offering. After giving effect to the sale by us of up to $           in common stock offered in this offering, at an assumed public offering price of $              per share, and after deducting the underwriters’ discounts and commissions and other estimated offering expenses payable by us, investors in this offering can expect an immediate dilution of $            per share, or            %, at the assumed public offering price. We also have a large number of outstanding stock options to purchase common stock with exercise prices that are below the public offering price of our common stock. To the extent that these options are exercised, you will experience further dilution.

Shares eligible for future sale may adversely affect the market.

From time to time, certain of our stockholders may be eligible to sell all or some of their shares of common stock by means of ordinary brokerage transactions in the open market pursuant to Rule 144 promulgated under the Securities Act, subject to certain limitations. In general, pursuant to Rule 144, non-affiliate stockholders may sell freely after six months, subject only to the current public information requirement. Affiliates may sell after six months, subject to the Rule 144 volume, manner of sale (for equity securities), current public information, and notice requirements. Of the approximately 5,531,225 (27,656,121 pre-reverse split) shares of our common stock outstanding as of March 31, 2019, approximately 717,115 (3,585,575 pre-reverse split) shares are tradable without restriction. Given the limited trading of our common stock, resale of even a small number of shares of our common stock pursuant to Rule 144 or an effective registration statement may adversely affect the market price of our common stock.

Provisions of our articles of incorporation, as amended, and bylaws, as amended, may delay or prevent a takeover which may not be in the best interests of our stockholders.

Provisions of our articles of incorporation, as amended, and our bylaws, as amended, may be deemed to have anti-takeover effects, which include when and by whom special meetings of our stockholders may be called, and may delay, defer or prevent a takeover attempt. In addition, certain provisions of the Nevada Revised Statutes also may be deemed to have certain anti-takeover effects. Further, our amended and restated articles of incorporation, as amended, authorize the issuance of up to 100,000,000 shares of preferred stock with such rights and preferences as may be determined from time to time by our board of directors in their sole discretion. Our board of directors may, without stockholder approval, issue series of preferred stock with dividends, liquidation, conversion, voting or other rights that could adversely affect the voting power or other rights of the holders of our common stock.

We have never paid dividends on our common stock and have no plans to do so in the future.

Holders of shares of our common stock are entitled to receive such dividends as may be declared by our board of directors. To date, we have paid no cash dividends on our shares of common stock and we do not expect to pay cash dividends on our common stock in the foreseeable future. We intend to retain future earnings, if any, to provide funds for operations of our business. Therefore, any return investors in our common stock may have will be in the form of appreciation, if any, in the market value of their shares of common stock. See “Dividend Policy.”

We will indemnify and hold harmless our officers and directors to the maximum extent permitted by Nevada law.

Our Bylaws provide that we will indemnify and hold harmless our officers and directors against claims arising from our activities, to the maximum extent permitted by Nevada law. If we were called upon to perform under our indemnification agreement, then the portion of our assets expended for such purpose would reduce the amount otherwise available for our business.

We anticipate effecting a reverse stock split of our outstanding Common Stock prior to the effective date of the registration statement (of which this prospectus forms a part). However, the reverse stock split may not increase our stock price sufficiently while the stock is trading, and we may not be able to list our Common Stock on a national securities exchange.

We expect that the Reverse Stock Split will increase the market price of our Common Stock while our stock is trading and enable us to meet the minimum market price requirement of the listing rules of a national securities exchange. However, the effect of a reverse stock split upon the market price of our Common Stock cannot be predicted with certainty, and the results of reverse stock splits by companies in similar circumstances have been varied. It is possible that the market price of our Common Stock following the reverse stock split will not increase sufficiently for us to be in compliance with the minimum market price requirement of a national securities exchange, or if it does, that such price will be sustained. If we are unable to meet the minimum market price requirement, we may be unable to list our shares on a national securities exchange, in which case such an offering may not be completed.

Even if the Reverse Stock Split achieves the requisite increase the market price of our Common Stock, there can be no assurance that we will be approved for listing on a national securities exchange or able to comply with other continued listing standards of a national securities exchange.

Even if the market price of our Common Stock increases sufficiently so that we comply with the minimum market price requirement, we cannot assure you that we will be able to comply with the other standards that we are required to meet in order to be approved for listing on a national securities exchange or maintain a listing of our Common Stock on such exchange. Our failure to meet these requirements may result in our Common Stock being delisted from a national securities exchange.

The Reverse Stock Split may decrease the liquidity of the shares of our Common Stock.

The liquidity of the shares of our Common Stock may be affected adversely by the Reverse Stock Split given the reduced number of shares that will be outstanding following the Reverse Stock Split. In addition, the Reverse Stock Split may increase the number of shareholders who own odd lots (less than 100 shares) of our Common Stock, creating the potential for such shareholders to experience an increase in the cost of selling their shares and greater difficulty affecting such sales.

USE OF PROCEEDS

We estimate that the net proceeds to us from the sale of our common stock in this offering will be $           , after deducting estimated underwriting discounts and commissions and offering expenses. Our net proceeds will increase by approximately $ if the underwriters’ option to purchase additional shares of common stock is exercised in full.

We intend to use the net proceeds from this offering to fund working capital, manage the balance on the bank line of credit and general corporate purposes and possibly acquisitions of other companies, products or technologies.

DIVIDEND POLICY

We have not paid any cash dividends on our common stock and do not currently anticipate paying cash dividends in the foreseeable future. The agreements into which we may enter in the future, including indebtedness, may impose limitations on our ability to pay dividends or make other distributions on our capital stock. Payment of future dividends on our common stock, if any, will be at the discretion of our board of directors and will depend on, among other things, our results of operations, cash requirements and surplus, financial condition, contractual restrictions and other factors that our board of directors may deem relevant. We intend to retain future earnings, if any, for reinvestment in the development and expansion of our business.

CAPITALIZATION

The following table shows:

●	Our capitalization as of March 31, 2019; and

●	On a pro forma basis, our unaudited capitalization as of March 31, 2019, as adjusted to reflect the receipt of the net proceeds from the sale by us in this offering of shares of common stock, after deducting $ in estimated underwriting discounts and commissions and estimated offering expenses payable by us.

We derived this table from, and it should be read in conjunction with and is qualified in its entirety by reference to, our historical and unaudited pro forma consolidated financial statements and the accompanying notes included elsewhere in this prospectus. You should also read this table in conjunction with “Selected Historical Consolidated Financial and Operating Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

	As of March 31, 2019
	Actual	As Adjusted (1)
	(unaudited)
Cash and cash equivalents	$2,760,447	$
Stockholders’ equity:
Common stock, $0.0001 par value; 300,000,000 shares authorized, and 5,511,225 (27,656,121 pre-reverse split) and shares issued and outstanding on an actual basis, and Preferred stock, $0.0001 par value 100,000,000 shares authorized and 0 shares issued and outstanding, respectively	2,766
Additional paid-in capital	41,586,854
Accumulated deficit	(39,575,264)
Total stockholders’ equity	2,014,356
Total capitalization	$4,627,086	$

(1)	The number of shares of common stock to be outstanding after the offering is based on 5,511,225 (27,556,121 pre- reverse split), which is the number of shares outstanding on June 7, 2019, assumes no exercise by the underwriters of their option to purchase up to an additional shares of common stock to cover over-allotments, if any, and excludes:

●	excludes 2,814,000 (14,070,000 pre-reverse split) shares of our common stock issuable upon exercise of outstanding stock options at a weighted average exercise price of $3.05 ($0.61 pre-reverse split) per share as of June 7, 2019; and

●	excludes 454,000 (2,270,000 pre-reverse split) shares of our common stock issuable upon exercise of outstanding warrants at a weighted average exercise price of $3.35 ($0.67 pre-reverse split) per share as of June 7, 2019.

MARKET PRICE FOR COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

Market Information

Our common stock is presently quoted on the OTCQB, operated by OTC Markets Group, under the symbol “DRNE”. At present, there is a very limited market for our common stock. The OTC Market is a network of security dealers who buy and sell stock. The dealers are connected by a computer network that provides information on current “bids” and “asks”, as well as volume information. We intend to apply to list our common stock on The NASDAQ Capital Market under the symbol “DRNE”. No assurance can be given that our application will be accepted.

The following table sets forth the range of high and low closing bid quotations for our common stock for each of the periods indicated as reported by the OTCQB. These quotations reflect inter-dealer prices, without retail mark-up, mark-down or commission and may not necessarily represent actual transactions. Prices in the tables below have been presented to reflect the assumed Reverse Stock Split of our outstanding shares of common stock as well as the pre-reverse stock split prices.

Fiscal Year Ended December 31, 2017

	Post-Reverse	Post-Reverse	Pre-Reverse	Pre-Reverse
	High	Low	High	Low
Fiscal Quarter Ended:
March 31, 2017	$14.95	$10.85	$2.99	$2.17
June 30, 2017	$11.35	$6.75	$2.27	$1.35
September 30, 2017	$7.25	$3.55	$1.45	$0.71
December 31, 2017	$8.25	$4.45	$1.65	$0.89

Fiscal Year Ended December 31, 2018

	Post-Reverse	Post-Reverse	Pre-Reverse	Pre-Reverse
	High	Low	High	Low
Fiscal Quarter Ended:
March 31, 2018	$6.00	$3.50	$1.20	$0.70
June 30, 2018	$4.50	$3.40	$0.90	$0.68
September 30, 2018	$3.75	$3.05	$0.75	$0.61
December 31, 2018	$3.45	$2.35	$0.69	$0.47

Fiscal Year Ended December 31, 2019

	Post-Reverse	Post-Reverse	Pre-Reverse	Pre-Reverse
	High	Low	High	Low
Fiscal Quarter Ended:
March 31, 2019	$10.00	$2.25	$2.00	$0.45

On May 23, 2019, the closing price for our common stock on the OTCQB was $4.50 ($0.90 pre-reverse split) per share with respect to an insignificant volume of shares.

The volume of shares traded on the OTCQB was insignificant and therefore, does not represent a reliable indication of the fair market value of these shares.

Holders of Common Stock

As of June 7, 2019, there were approximately 128 record holders of our common stock. The number of record holders does not include beneficial owners of common stock whose shares are held in the names of banks, brokers, nominees or other fiduciaries.

We have not paid any cash dividends on our common stock and do not currently anticipate paying cash dividends in the foreseeable future. We intend to retain future earnings, if any, for reinvestment in the development and expansion of our business.

DILUTION

If you invest in our common stock in this offering, your interest will be diluted to the extent of the difference between the public offering price per share of our common stock and the pro forma net tangible book value per share of our common stock immediately after this offering.

The net tangible book value of our common stock as of March 31, 2019 was $[_______] or approximately $[_____] per share after giving pro forma effect to the Reverse Stock Split of our outstanding common stock. Net tangible book value per share represents our total tangible assets less our total tangible liabilities, divided by the number of shares of common stock.

Net tangible book value dilution per share to new investors represents the difference between the amount per share paid by purchasers in this offering and the pro forma net tangible book value per share of our common stock immediately after the completion of this offering, after giving pro forma effect to the Reverse Stock Split of our outstanding common stock. After giving effect to our issuance and sale of $           shares of common stock in this offering at the public offering price of $           per share, and after deducting estimated underwriting discounts and commissions and estimated offering expenses, our pro forma net tangible book value as of March 31, 2019 would have been $           per share after giving pro forma effect to the Reverse Stock Split of our outstanding common stock. This represents an immediate increase in net tangible book value of $           per share to existing stockholders and an immediate dilution in net tangible book value of $           per share to purchasers of common stock in this offering, as illustrated in the following table:

Public offering price per share		$
Net tangible book value per share as of March 31, 2019	$
Increase per share attributable to new investors	$
Pro forma net tangible book value per share after giving effect to the offering		$
Dilution per share to new investors		$

The following table sets forth, as of             , 2019, the number of shares of             common stock purchased from us, the total consideration paid to us and the average price per share paid by existing stockholders and to be paid by new investors purchasing common stock in this offering, after giving pro forma effect to the new investors in this offering at the public offering price of $               per share, together with the total consideration paid an average price per share paid by each of these groups, before deducting underwriting discounts and commissions and estimated offering expenses.

	Shares Purchased			Total Consideration			Average Price
	Number	Percent		Amount	Percent		per Share
Existing stockholders			%			%
New investors			%			%
Total		100.0%			100.0%

The foregoing discussion and tables above do not give effect to the dilution that would result from _________ shares of our common stock issuable upon the exercise of our issued and outstanding warrants at an average exercise price of $____ per share and _________ options at an average exercise price of $_.__ per share.

DESCRIPTION OF BUSINESS

Business Overview

We design, develop, market, sell and provide logistical services for specialized tethered aerial monitoring and communications platforms serving national defense and security customers for use in applications including intelligence, surveillance and reconnaissance (“ISR”) and communications. We focus primarily on the development of a tethered aerostat known as the Winch Aerostat Small Platform (“WASP”) which is principally designed for military and security applications where they can provide secure and reliable aerial monitoring for extended durations while being tethered to the ground via a high strength armored tether.

We have steadfastly pursued a vision that rapid, persistent, mobile access to altitude is a force multiplier for military and national security operations. Our unique WASP technology fills what we believe to be significant gaps in the marketplace between the expensive military drones and large, non-mobile aerostat systems.

As a result of recent capital contributions from a select group of management and non-management investors and the elimination of a majority of our outstanding debt, we believe we are better able to position our business to seize opportunities that lay ahead. This investment also allowed us to provide much-needed increased production capacity, through a strategic relationship with an established ISO 9001-certified manufacturer and new production in Florida through the lease of an additional facility.

Highlighted by a $3.8 million WASP award, followed by $1.1 million award for WASP Lite systems and a recent contract valued at approximately $1.7 million gross revenue from the prime contractor as a follow-on to the $3.8 million contract awarded in December 2018, we have announced in excess of approximately $6.6 million gross revenue in new business in the first six months of 2019, a 144% increase over the approximately $2.7 million gross revenue reported for the entire twelve months of 2018. These awards support our belief that the WASP is well positioned to address the challenges facing tier-one end users, including the U.S. Department of Defense and the Department of Homeland Security.

Organization

Drone Aviation Holding Corp. has two wholly owned subsidiaries: Lighter Than Air Systems Corp. (“LTAS”) and Drone AFS Corp. (“AFS”). Drone Aviation Holding Corp. was incorporated in Nevada on April 17, 2014, as a wholly owned subsidiary of MacroSolve, Inc., an Oklahoma corporation (“MacroSolve”), and effective April 30, 2014, in order to consolidate our operations into an entity incorporated in Nevada, MacroSolve merged with and into us. On June 3, 2014, we acquired Drone Aviation Corp. through a share exchange transaction, and on March 26, 2015, Drone Aviation Corp. merged with and into us. As a result of the share exchange and merger with Drone Aviation Corp., we acquired Drone Aviation Corp.’s subsidiary, LTAS. AFS became our subsidiary upon its formation on July 9, 2015.

Products

WASP TACTICAL AEROSTATS

The Company’s core aerostat products are designed to provide real-time, semi-persistent situational awareness to various military and national security customers such as the Department of Defense (DoD) and units of the Department of Homeland Security (DHS) such as the Customs and Border Protection (CBP) to improve security at the nation’s ports and borders. The WASP tethered aerostat system provides customers with tactical, highly mobile and cost-effective aerial monitoring and communications capabilities in remote or austere locations where existing infrastructure is lacking or not accessible. Current WASP products include the WASP tactical aerostat and WASP Lite, a rapidly deployable, compact aerostat system. WASP aerostats are either self-contained on a trailer that can be towed by a military all-terrain vehicle, or “MATV,” or mine resistant ambush protected vehicle (“MRAP”) or other standard vehicle, operated from the bed of a pickup truck, UTV or mounted to a building rooftop. They are designed to provide semi-persistent, mobile, real-time day/night high definition video for intelligence, surveillance and reconnaissance (ISR), detection of improvised explosive devices, border security and other governmental and civilian uses. We believe that all our products can also be utilized for disaster response missions by supporting two-way and cellular communications and acting as a repeater or provider of wireless networking.

Both the WASP and WASP Lite aerostat systems employ a tethered envelope filled with helium gas for lift and carry either a stabilized ISR or communications payload, portable ground control station and a datalink between the ground station and the envelope. Hovering between 500 and 1,500 feet above the ground, the systems provide surveillance, communications and communications capabilities with relatively low acquisition and operating costs. The systems require an operational crew of a minimum of two personnel, relatively simple maintenance procedures, and feature quick retrieval and helium top-off for re-inflation.

●	The WASP is a mobile, tactical-sized aerostat capable of carrying a variety of payloads in support of military operations helping troops in the field gain a tactical edge while communicating over greater distances. The WASP leverages aerostat technology to elevate network payloads up to 130 pounds to an advantaged height of up to 1,500 feet, to enable persistent network connectivity while reducing risk to units conducting missions. U.S. Army WASP tactical aerostats previously acquired from us have successfully completed a number of field tests and exercises including the U.S. Department of Defense (“DoD”) CyberQuest, Enterprise Challenge, Storm Force, and various Army Network Integration Evaluations (NIE), which allows the U.S. Government to evaluate, among other things, the WASP’s ability to provide secure communications and capture and relay real-time, high definition video to various handheld devices, tablet computers and other deployed systems. In October 2016, we were awarded contracts from a prime contractor to provide a U.S. Military customer with integrated advanced communication solutions and optical payloads into their WASP aerostats which were delivered in March 2017. In October 2017, we received an award in excess of $800,000 gross revenue from a prime contractor for a multi-mission capable WASP, including secure voice and data network range extension, from an existing DoD customer, which was delivered in February 2018. In March 2018, we received our largest single DoD contract award to date for approximately $1.7 million gross revenue from a prime contractor for a multi-mission capable tactical WASP. The March 2018 order, which was delivered in October 2018, was the third repeat order awarded to us for WASP as the result of a growing number of successful international military deployments. In July 2018, we entered into an exclusive teaming agreement with a U.S. Government prime contractor which is the recipient of a previously awarded IDIQ (indefinite delivery/indefinite quantity) prime contract from of the Department of Homeland Security (“DHS”), Customs and Border Protection (“CBP”). In December 2018, the prime contractor awarded us a subcontract valued at approximately $3.8 million gross revenue for six WASP aerostat systems, which award was announced in January 2019. These WASP powered surveillance systems are expected to be deployed at a CBP Border Patrol Sector on the southern border of the United States. There are 20 Border Patrol Sectors along U.S. borders, 9 of which are located along the U.S. Southern border. We have begun production of the initial units at our facilities in Florida and at our ISO 9001-certified manufacturing strategic partner’s facility. Deliveries are expected to begin late in the second quarter of 2019 and continue throughout 2019. In June 2019, we were awarded a contract valued at approximately $1.7 million gross revenue from the prime contractor as a follow-on to the $3.8 million gross revenue contract such prime contractor awarded us in December 2018. We are working closely with the prime contractor to explore additional product and services opportunities in DHS and CBP under our exclusive teaming agreement.

●	The WASP Lite is a recently developed system that utilizes the proven fieldability of our larger WASP aerostat system incorporated into a small footprint design. It is a compact, non-trailer based, cost effective aerostat system that is highly mobile and can be setup and deployed virtually anywhere from the bed of a pickup truck to a rooftop while anchored or moored. WASP Lite can move while deployed up to 40 mph and supports a wide range of lighter payloads including ISR, communications, and signal intelligence (SIGINT). In May 2019, the U.S. Army selected Drone Aviation’s enhanced WASP Lite Aerostat System for multi-unit award valued at approximately $1.1 million gross revenue. Deliveries under this award are expected to commence in the third quarter.

Market and Product Strengths

The demand for our lighter-than-air (LTA) advanced tethered aerostats and tethered drones has grown significantly over the last several years driven by the increasing need for aerial-based, real-time situational awareness by the military and those responsible for national security operations. Also contributing to the growth in aerial monitoring is technology advances in visual monitoring and communications payloads such as electro-optical camera systems and waveform radios which are delivering enhanced capabilities in smaller, lighter packages.

In terms of the military market, in response to the changing nature of modern warfare, ground forces today are smaller and nimbler. Most importantly, these units are now becoming interlinked in a “networked battlefield” whereby information collected from a growing number of sensors – satellites, manned aircraft and drones and soldiers on the ground - are all aggregated and shared in real-time.

In line with the 2020 U.S. Defense Budget Request, “Army modernization is essential to build a more lethal force foundational for the Joint Force” which states modernization of the Army Network as one of six priorities. The Army Network is defined in the budget request as “a tactical communications network that enables the Army to fight cohesively in any environment where the electromagnetic spectrum is denied or degraded. The network includes electronic warfare; information technology; and assured position, navigation, and timing systems and software with a low signature.” Further evidence of this commitment can be seen through various technology integration and evaluation programs like the Army’s Enterprise Challenge and Network Integration Evaluations (NIEs). Through these programs, the Army is seeking innovative ways to collect, aggregate and disseminate critical information and data across the battlefield.

In national security operations, specifically, those conducted by the DHS and in-line with the priorities stated by the President of the United States and current administration in Washington, border security is a critical area for investment. Based upon news reports and statements directly from the DHS and CBP, the situation at the southern border of the U.S. and Mexico is in crisis as surging border crossings of immigrants and increasing levels of illegal activities such as drug traffic are surpassing available security resources.

The challenges faced by the CBP are many since the southern border with Mexico stretches over 1,950 miles from California to Texas, most of which is a barren, austere environment dominated by rough and dusty terrain and is subject to high heat and windy conditions. Currently, CBP monitoring of the border is conducted by agents on foot, on horses, in vehicles, planes, helicopters, and boats. Aerial surveillance on the border is currently conducted via helicopters, aircraft, and drones, however, these platforms are limited due to a lack of persistence and costly operation. Additionally, the CBP operates a network of large aerostats– Tethered Aerostat Radar System (TARS), Persistent Threat Detection System (PTDS), and Persistent Ground Surveillance Systems (PGSS) – however, these systems are limited due to their large size, cost and fixed installation requirements, leaving vast border areas unmonitored.

To address the situation, the U.S. government has allocated significant resources and DHS budget to increase manpower and improve border security via fencing and the adoption of “smart wall technology” including aerial monitoring as well as communications and sensors.

The potential markets for our systems on a stand-alone basis and/or combined with other payloads relates to the following applications, among others:

Governmental Markets:

●	International, federal, state and local governments and agencies thereof, including DoD, U.S. Drug Enforcement Agency, U.S. Homeland Security, U.S. Customs and Border Protection, U.S. Environmental Protection Agency, U.S. Department of State, U.S. Federal Emergency Management Agency, U.S. and state Departments of Transportation, penitentiaries, and police forces;

●	Military, including the Army, Marines, National Guard, Navy and U.S. Air Force installations;

●	Intelligence community, including the United States Special Operations Forces;

●	Border security monitoring, including U.S. Homeland Security, to deter and detect illegal entry;

●	Drug enforcement along U.S. borders;

●	Monitoring environmental pollution and sampling air emissions; and

●	Vehicle traffic monitoring by state and local law enforcement agencies.

Commercial Markets:

●	TV and media production mobile communications systems, expanding on-site reporting capabilities to include aerial videography and photography;

●	Agriculture monitoring, including monitoring crop health and fields monitoring to reduce costs and increase yields;

●	Security for large events, including crowd management;

●	Natural disaster instant infrastructure to support first responders;

●	Oil pipeline monitoring and exploration; and

●	Atmospheric and climate research.

Distribution

We primarily sell our products through distribution agreements with firms such as Atlantic Diving Supply, Inc. (ADS Inc.), a leading value-added logistics and supply chain solutions provider that serves the U.S. military, federal, state and local government organizations, law enforcement agencies, first responders, partner nations and the defense industry. In addition, we sell our products through several prime contractors and our products are included in the U.S. Government’s GSA Schedule, which allows government customers to directly negotiate and acquire products and services from commercially listed suppliers.

Competition and Market Advantage

We believe the current market competitors to the WASP aerostat system include a large number of companies ranging from small “mom and pop” tethered aerostat and balloon companies to large defense contractors, including TCOM, Raytheon, Lockheed Martin, ISL, ILC Dover, Compass Systems, Raven Aerostar, American Blimp Corporation, and RT Aerostat Systems, Inc., the American subsidiary of Israeli aerostat company RT LTA. We believe there are numerous commercial drone companies, such as DJI and Parrot, offering free flying drones for pleasure and commercial use, as well as many larger drone manufactures, such as Northrop Grumman, AeroVironment, Inc. and Boeing, offering military grade free flying drones to the U.S. Government, which could compete with the WASP. There are fewer commercial grade tethered drone competitors for our WATT tethered drone system that remain tethered to the ground via a high strength armored tether, including Aria Insights (formerly Cyphy Works Inc.) located in Danvers, MA, Elistair located in Lyon, France, Hoverfly Technologies, Inc. located in Orlando, Florida, and Skysapience located in Yokneam, Israel.

Many of our LTA aerostat competitors have received considerable funding from government or government-related sources to develop and build LTA aerostats. Most of these organizations and many of our other competitors have greater financial, technical, manufacturing, marketing and sales resources and capabilities than we do. We anticipate increasing competition as a result of defense industry consolidation, which has enabled companies to enhance their competitive position and ability to compete against us. In addition, other companies may introduce competing aerostats or solutions based on alternative technologies that may adversely affect our competitive position. As a result, our products may become less or non-competitive or obsolete. For further discussion of certain risks relating to competition, see “Risk Factors” of this prospectus.

We believe that the principal competitive factors in the markets for the Company’s tethered systems, specifically, aerostats, include product performance, features, acquisition cost, lifetime operating cost, including maintenance and support, ease of use, integration with existing equipment, size, mobility, quality, reliability, customer support, brand and reputation.

Our proprietary and recently patented tethering technology, in particular, our tension control winch system, is an important competitive differentiator in the market. The winch systems utilized in our products have undergone extensive testing and continued refinement through coordination with customers, including the U.S. Army. To date, our products have been purchased through our prime contractors by a number of key customers including the U.S. Army and DHS/CBP.

Our products provide critical observation and communication capabilities serving the increased demand for ISR and communications, including real-time tactical reconnaissance, tracking, combat assessment and geographic data, while reducing the risks to our troops in theatre. Finally, in a highly constrained fiscal environment, we believe the typically lower acquisition and use/maintenance costs of LTA advanced aerostats make them more appealing compared to their heavier than air manned or larger LTA unmanned system alternatives.

Technology, Research and Development

We conduct the development, commercialization and manufacturing of our products in-house at our facilities in Jacksonville and Holly Hill, Florida.

Our research and development efforts are largely focused on the LTA aerostat systems, including developing miniature WASP systems and the management and recovery of helium gas, software development, electronic energy systems, and electronic data transmission systems. We have developed an aerostat system called WASP LITE for use in commercial or governmental applications which do not require the same level of durability and ruggedness as the WASP, and we continue to work on different models with different payloads for various applications.

For the quarter ended March 31, 2019 and for the years ended December 31, 2018 and 2017, we spent $41,966, $107,015 and $351,768, respectively, on research and development activities. Research and development expenditures are not borne directly by customers nor are the costs accounted for in our pricing models. Throughout the remainder of 2019, we do not anticipate significant increases in research and development expenses from levels reported in 2018 as we focus activities on continual, incremental improvement to the WASP platform in order to increase its features and capabilities.

Strategic Partners

We are party to several agreements with strategic partners and distributors to assist us with the marketing and sales of various products, as we currently have limited in-house sales capabilities. Current relationships include:

●	A sales and distribution working relationship with U.S. government prime contractor ADS Inc.; and

●	An exclusive teaming agreement with a non-affiliate U.S. government prime that is the recipient of a previously awarded IDIQ (indefinite delivery/indefinite quantity) prime contract from of the Department of Homeland Security, Customs and Border Protection.

Intellectual Property

On September 18 and 19, 2014, we filed provisional patent application numbers “62/052,289” and “62/052,946” entitled “Tethered Portable Aerial Media broadcast System” based on the tethered drone system. On September 18, 2015, we filed a utility patent application claiming a priority date of the two provisional patent applications and having application Serial Number “14858467” entitled “Apparatus and Methods for Tethered Aerial Platform and System.” On July 7, 2015, we filed a provisional patent application number “62/189,341” entitled “Apparatus, Methods and System for Tethered Aerial Platform.” On September 20, 2016, the United States Patent and Trademark Office (“USPTO”) issued patent number 9,446,858 entitled “Apparatus and methods for tethered aerial platform and system.” This new patent on our electric tethered aerial platform (“ETAP”) technologies covers the core systems currently incorporated into the WATT and BOLT products.

On April 19, 2016, we filed an application for registration of the trademark “Taming Altitude”. On August 7, 2018, the USPTO issued trademark number 5,532,648 entitled “Taming Altitude”.

In addition, the Company’s intellectual property portfolio includes an exclusive commercial license to vision-based navigation and advanced autonomous flight management software that it acquired in 2015 and exclusive commercial licenses to a number of unmanned vehicle technologies developed by Georgia Tech Research Corporation, including “GUST” (Georgia Tech UAV Simulation Tool) autopilot system.

Our success and ability to compete depends in part on our ability to develop and maintain our intellectual property and proprietary technology and to operate without infringing on the proprietary rights of others. As we continue the development of our aerial products, we expect that we will rely on patents, trade secrets, copyrights, trademarks, non-disclosure agreements and other contractual provisions. We have also registered the trademark “Blimp in a Box.” In certain cases, when appropriate, we opt to protect our intellectual property through trade secrets as opposed to filing for patent protection in order to preserve confidentiality. All of our employees are subject to non-disclosure agreements and other contractual provisions to establish and maintain our proprietary rights. For further discussion of risks relating to intellectual property, see “Risk Factors” of this prospectus. For further discussion about the intellectual property rights and licenses and minimum royalties, see Note 14 – Commitments and Contingencies in the notes to 2018 audited financial statements.

Dependence on a Few Customers and Regulatory Matters

We believe there is a large, growing market for our tethered aerial products, but anticipate that the majority of our revenue will be derived from our LTA aerostat products sales, at least in the foreseeable future, which will come from U.S. Government and Government-related entities, including the DHS and other departments and agencies. Government programs that we may seek to participate in compete with other programs for consideration during Congress’s budget and appropriations hearings and may be affected by changes not only in political power and appointments, but also general economic conditions and other factors beyond our control. Reductions, extensions or terminations in a program that we are seeking to participate in or overall defense spending or delays in Government funding such as occurred in late December 2018 which shutdown certain departments and agencies, could adversely affect our ability to generate revenues and realize any profits. We cannot predict whether potential changes in security, defense and intelligence priorities will afford opportunities for our business in terms of research and development or product contracts, but any reduction in government spending on such programs could negatively impact our ability to generate revenues.

We have registered as a contractor with the U.S. Government and are required to comply with and will be affected by laws and regulations relating to the award, administration and performance of U.S. Government contracts. Government contract laws and regulations affect how we will do business with customers, and in some instances, will impose added costs on our business. A violation of specific laws and regulations could result in the imposition of fines and penalties, the termination of any then existing contracts, or the inability to bid on future contracts. For further discussion of the risks relating to U.S. Government contracts and FAA rules and regulations, see “Risk Factors” of this prospectus.

During fiscal years ended 2018 and 2017, we received a substantial portion of our revenues from a limited number of customers, and the loss of, or a significant reduction in usage by, one or more of our major customers would result in lower revenues. For further discussion about our dependence on a few major customers see Note 15 – Concentrations in the notes to the 2018 audited financial statements.

International sales of our products may also be subject to U.S. laws, regulations and policies like the U.S. Department of State restrictions on the transfer of technology, International Traffic in Arms Regulations (“ITAR”) and other export laws and regulations and may be subject to first obtaining licenses, clearances or authorizations from various regulatory entities. Although we are not currently pursuing international sales, we may deploy working capital towards expansion into foreign markets. This may limit our ability to sell our products abroad and the failure to comply with any of these regulations could adversely affect our ability to conduct business and generate revenues as well as increase our operating costs. Our products may also be subject to regulation by the National Telecommunications and Information Administration and the Federal Communications Commission, which regulate wireless communications.

Sources and Availability of Components

Certain materials and equipment for our products are custom made for those products and are available only from a limited number of suppliers. Failure of a supplier could cause delays in delivery of the products if another supplier cannot promptly be found or if the quality of such replacement supplier’s components is inferior or unacceptable. For further discussion of the risks relating to sources and availability of components, see “Risk Factors” of this prospectus.

Corporate History

Drone Aviation Holding Corp. was incorporated in Nevada on April 17, 2014, as a wholly owned subsidiary of MacroSolve, Inc., an Oklahoma corporation (“MacroSolve”), and effective April 30, 2014, in order to consolidate our operations into an entity incorporated in Nevada, MacroSolve merged with and into us. On June 3, 2014, we acquired Drone Aviation Corp. through a share exchange transaction, and on March 26, 2015, Drone Aviation Corp. merged with and into us. As a result of the share exchange and merger with Drone Aviation Corp., we acquired Drone Aviation Corp.’s subsidiary, LTAS. AFS became our subsidiary upon its formation on July 9, 2015.

Our authorized capital stock consists of 400,000,000 shares, of which 300,000,000 are shares of common stock, $0.0001 par value per share, and 100,000,000 are shares of preferred stock, $0.0001 par value per share. As of June 7, 2019, there were 5,511,225 (27,556,121 pre-reverse split) shares of common stock outstanding and no shares of preferred stock outstanding.

The Board of Directors and shareholders holding a majority of the Company’s voting capital approved and adopted the 2015 Equity Incentive Plan (the “2015 Plan”) on September 4, 2015 and October 1, 2015, respectively. At the annual shareholder meeting on December 6, 2016, shareholder’s approved the 2015 Plan and an amendment to the plan to (i) increase the number of shares of our common stock with may be granted under the plan from 50,000 (250,000 pre-reverse split) to 176,600 (883,000 pre-reverse split) and (ii) reduce the automatic increase in the Share Limit provided for in Section 7.1.(b) of the 2015 Plan from 20% to 10% with such amount rounded down to the nearest 200 (1,000 pre-reverse split) shares.

On October 29, 2015, we effected a 1-for-40 reverse stock split of our issued and outstanding common stock. As a result of the reverse stock split, every 40 shares of our pre-reverse split common stock was combined and reclassified into one share of our common stock, and fractional shares were rounded up to the next highest number of whole shares of our common stock.

On September 29, 2016, the Company issued a convertible promissory note (the “Convertible Promissory Notes Series 2016”) which was due October 1, 2017 in the aggregate principal amount of $3,000,000 in a private placement to the Chairman of the Board and the Chairman of the Strategic Advisory Board of the Company, both of whom are greater than 10% shareholders of the Company. On December 21, 2018, the Company issued 1,235,483 (6,177,411 pre-reverse split) shares of common stock to the note holders in full settlement of the $3,000,000 principal balance and $88,705 accrued interest.

During the year ended December 31, 2016, the Company issued a net total of 711,327 (3,556,635 pre-reverse split) shares of common stock as follows:

(a)	On January 12, 2016, the Company issued 500 (2,500 pre-reverse split) shares of common stock pursuant to conversions of an aggregate of 1,000 shares of Series A preferred stock.

(b)	On January 12, 2016, the Company issued 36,694 (183,468 pre-reverse split) shares of common stock pursuant to conversions of an aggregate of 73,387 shares of Series C preferred stock.

(c)	On January 12, 2016, the Company issued 10,000 (50,000 pre-reverse split) shares of common stock pursuant to conversions of an aggregate of 2,000,000 shares of Series D preferred stock.

(d)	On January 12, 2016, the Company issued 10,000 (50,000 pre-reverse split) shares of common stock pursuant to conversions of an aggregate of 1,999,998 shares of Series F preferred stock.

(e)	On January 12, 2016, the Company issued 10,000 (50,000 pre-reverse split) shares of common stock pursuant to conversions of an aggregate of 2,000,000 shares of Series G preferred stock.

(f)	On April 27, 2016, the Company issued 20,000 (100,000 pre-reverse split) shares of common stock to Lt. Gen. Michael T. Flynn, a newly appointed director. Lt. Gen. Flynn resigned as a director on December 31, 2016 due to his appointment as National Security Advisor to President Donald Trump. Lt. General Flynn forfeited 13,334 (66,667 pre-reverse split) unvested shares and disclaimed 6,667 (33,333 pre-reverse split) vested shares.

(g)	On April 27, 2016, the Company issued an aggregate of 230,000 (1,150,000 pre-reverse split) shares of common stock to Jay Nussbaum, Felicia Hess, Daniyel Erdberg, Kendall Carpenter, and Kevin Hess pursuant to stock award agreements.

(h)	On May 2, 2016, the Company issued 30,000 (150,000 pre-reverse split) shares of common stock to Strategic Advisory Board members, Dr. Philip Frost and Steven Rubin, for 12 months of services.

(i)	On June 3, 2016, the Company issued 10,000 (50,000 pre-reverse split) shares of common stock to Adaptive Flight Inc (AFI) due to the triggering of a ‘make whole’ provision in the value of escrowed shares.

(j)	On September 26, 2016, the Company issued 267,800 (1,339,000 pre-reverse split) shares of restricted common stock to employees Jay Nussbaum, Felicia Hess, Daniyel Erdberg, Kendall Carpenter, Mike Silverman and Lt. Gen. Michael Flynn pursuant to stock award agreements. Lt. Gen. Flynn resigned as a director on December 31, 2016 due to his appointment as National Security Advisor to President Donald Trump. Lt. Gen. Flynn forfeited 5,000 (25,000 pre-reverse split) unvested shares.

(k)	On September 26, 2016, the Company issued 7,000 (35,000 pre-reverse split) shares of common stock to Reginald Brown pursuant to stock award agreement for consulting services.

(l)	On September 26, 2016, the Company issued 5,000 (25,000 pre-reverse split) shares of common stock to a member of the Strategic Advisory Board.

(m)	On September 29, 2016, the Company issued 99,334 (496,667 pre-reverse split) shares of common stock to twelve investors, including 81,334 (406,666 pre-reverse split) shares to four affiliate investors. These investors purchased stock at $25.00 ($5.00 pre-reverse split) per share and under the purchase agreement received twelve months of price protection. The Convertible Promissory Notes Series 2016 due October 1, 2017 included a $15.00 ($3.00 pre-reverse split) per share conversion factor, thereby triggering the price protection feature.

During the year ended December 31, 2016, the Company granted 13,000 (65,000 pre-reverse split) common stock options to employees for service provided with exercise prices between $14.55 ($2.91 pre-reverse split) and $18.85 ($3.77 pre-reverse split).

During the year ended December 31, 2016, the Company granted 12,000 (60,000 pre-reverse split) common stock warrants to consultants for service provided with an exercise price of $14.55 ($2.91 pre-reverse split).

During the year ended December 31, 2017, the Company issued a total of 100,050 (500,250 pre-reverse split) shares of common stock as follows:

(a)	On April 24, 2017, the holder of Series A preferred stock converted a total of 100,100 shares of Series A for an aggregate of 50,050 (250,250 pre-reverse split) shares of restricted common stock in accordance with their conversion rights which includes a blocker with respect to individual ownership percentages.

(b)	On August 3, 2017, the Company issued 50,000 (250,000 pre-reverse split) shares of restricted common stock to two members of the Strategic Advisory Board as compensation for their extended service agreement from May 1, 2017 until April 30, 2018.

During the year ended December 31, 2017, the Company issued a total of 1,502,000 (7,510,000 pre-reverse split) options to purchase common stock as follows:

(a)	On January 9, 2017, the Company issued an option to a director to purchase 20,000 (100,000 pre-reverse split) shares of common stock with an exercise price of $14.50 ($2.90 pre-reverse split) per share.

(b)	On August 3, 2017, the Company issued options to purchase an aggregate of 1,042,000 (5,210,000 pre-reverse split) shares of the Company’s common stock outside its 2015 Equity Plan to officers, directors and employees for services provided with an exercise price of $5.00 ($1.00 pre-reverse split) per share.

(c)	On November 9, 2017, the Company issued options to purchase an aggregate of 400,000 (2,000,000 pre-reverse split) shares of its common stock outside its 2015 Equity Plan to officers and directors, and for services provided with an exercise price of $6.75 ($1.35 pre-reverse split) per share.

(d)	On December 13, 2017, the Company issued options to purchase an aggregate of 40,000 (200,000 pre-reverse split) shares of the Company’s common stock outside its 2015 Equity Plan to two newly-appointed directors with an exercise price of $5.00 ($1.00 pre-reverse split).

During the year ended December 31, 2017, the Company issued a total of 410,000 (2,050,000 pre-reverse split) warrants to purchase common stock as follows:

(a)	On August 3, 2017, the Company issued warrants to purchase an aggregate of 6,000 (30,000 pre-reverse split) shares of the Company’s common stock outside its 2015 Equity Plan to consultants for services provided with an exercise price of $5.00 ($1.00 pre-reverse split) per share.

(b)	On August 3, 2017, the Company issued a warrant to purchase 400,000 (2,000,000 pre-reverse split) shares of the Company’s common stock to Dr. Philip Frost for services to be provided under the terms of his service to the Strategic Advisory Board through April 2018 with an exercise price of $5.00 ($1.00 pre-reverse split) per share.

(c)	On November 9, 2017, the Company issued a warrant to purchase 4,000 (20,000 pre-reverse split) shares of the Company’s common stock outside its 2015 Equity Plan to consultants for services provided with an exercise price of $6.75 ($1.35 pre-reverse split) per share.

On August 2, 2017, the Company issued a promissory note to City National Bank of Florida (“CNB”) in the principal amount of $2,000,000, the CNB Note, with a maturity date of August 2, 2018.

On August 3, 2017, the Company issued a Secured Convertible Promissory Note Series 2017 Due August 2, 2018 in the aggregate principal amount of $2,000,000 in a private placement to Frost Nevada Investments Trust (“Frost Nevada”). On September 26, 2018, the Company and Frost Nevada agreed to extend the maturity date of the promissory note to August 2, 2019. On December 21, 2018, the Company issued 4,030,740 shares of common stock to Frost Nevada in full settlement of the $2,000,000 principal balance and $15,370 accrued interest.

In October 2017, we received an award in excess of $800,000 gross revenue from a prime contractor for a multi-mission capable WASP, including secure voice and data network range extension from an existing DoD customer, which was delivered in February 2018.

In March 2018, we received an approximately $1.7 million gross revenue award, our largest single DoD award to date from a prime contractor for a multi-mission capable tactical WASP. The March 2018 order, which was delivered in October 2018, was the third repeat order awarded to us for WASP as the result of a growing number of successful international military deployments.

During the year ended December 31, 2018, the Company issued a total of 2,891,631 (14,458,151 pre-reverse split) shares of common stock as follows:

(a)	On October 25, 2018, the Company issued 50,000 (250,000 pre-reverse split) shares of restricted common stock to two members of the Strategic Advisory Board as compensation for their extended service agreement from November 1, 2018 until October 31, 2019.

(b)	On October 24, 2018, the Company commenced an offering of up to 2,000,000 (10,000,000 pre-reverse split) shares of its common stock (the “Offered Shares”) in a private placement of up to $5,500,000 to certain accredited investors at a purchase price of $2.75 ($0.55 pre-reverse split) per share pursuant to a Stock Purchase Agreement (the “SPA”). Closing of the offering pursuant to the SPA is conditioned upon certain, limited customary representations and warranties, as well as the Company having received an aggregate of $4,000,000 in new orders from a prime government contractor or directly from the U.S. government at any time commencing after October 9, 2018 (the “Qualifying Sales Order”). As required under the SPA, upon receipt by the Company of a Qualifying Sales Order, the Company will give written notice to the investors notifying them that the Company intends to close on the purchase of the Offered Shares pursuant to the SPA. Within three days after the delivery of the notice to the investors, the Company and the investors will then close under the SPA and at closing, the Company will issue to each purchasing investor the number of shares subscribed for by each Investor.

(c)	On December 21, 2018, the Board approved an Amended and Restated Stock Purchase Agreement (the “Amended SPA”) relating to the Offered Shares to reduce the purchase price in the Offering to $2.50 ($0.50 pre reverse split) per share, reduce the maximum offering amount from $5,500,000 to $5,000,000, extend the initial closing date of the Offering to January 15, 2019 and permit sales of the Common Stock for a period of 30 days after the initial closing in order to attract a greater number of investors. In addition, the Amended and Restated Stock Purchase Agreement revised the definition of the event triggering the initial closing date to the date when the Company enters into an agreement with a prime government contractor at any time commencing after October 8, 2018 whereby the Company agrees to provide a minimum of $4,000,000 in goods and services to such contractor.

(d)	On December 21, 2018, the Company issued 1,235,483 (6,177,411 pre-reverse split) shares of common stock pursuant to conversion of the 2016 convertible notes payable and 806,148 (4,030,740 pre-reverse split) shares of common stock pursuant to conversion of the 2017 convertible note payable.

(e)

On December 27, 2018, the Company completed the sale of 800,000 (4,000,000 pre-reverse split) shares of its common stock pursuant to the Amended SPA at $2.50 ($0.50 pre-reverse split) per share for an aggregate of $2,000,000, of which 200,000 shares (1,000,000 pre-reverse split) shares were issued to Jay Nussbaum, the Company’s Chief Executive Officer and Chairman of the Board of Directors, and 600,000 (3,000,000 pre-reverse split) shares were issued to Frost Gamma Investment Trust, of which Dr. Phillip Frost, an affiliate shareholder of the Company, is the trustee. On January 25, 2019, the Company completed the sale of 803,100 (4,015,500 pre-reverse split) shares of its common stock pursuant to the Amended SPA at $2.50 ($0.50 pre-reverse split) per share for an aggregate of $2,007,750. The aggregate consideration consisted of (1) cash in the aggregate amount of $1,432,750, (2) a promissory note from a single non-affiliate investor in the aggregate principal amount of $500,000, which was repaid on February 8, 2019 including $575 in accrued interest, (3) a full-recourse promissory note payable with a maturity date of January 25, 2020 by Dan Erdberg in the amount of $50,000 which was cancelled on April 30, 2019 pursuant to Stock Redemption and Note Cancellation Agreements, and (4) a full-recourse promissory note payable with a maturity date of January 25, 2020 by Kendall Carpenter, the Company’s Executive Vice President and Chief Financial Officer, in the amount of $25,000 which was reduced by $7,500 in January 2019, leaving a principal balance of $17,500 which was repaid in full on April 30, 2019, including $134 in accrued interest. Each note bore an interest rate at a fixed rate of 3% per annum and principal and interest under the notes could be prepaid at any time without penalty.

During the year ended December 31, 2018, the Company issued a net total of 1,312,000 (6,560,000 pre-reverse split) options to purchase common stock as follows:

(a)	On March 28, 2018, the Company issued options to purchase an aggregate of 20,000 (100,000 pre-reverse split) shares of the Company’s common stock outside its 2015 Equity Plan to a newly-appointed directors with an exercise price of $5.00 ($1.00 pre-reverse split).

(b)	On May 16, 2018, the Company issued options to purchase an aggregate of 92,000 (460,000 pre-reverse split) shares of the Company’s common stock outside its 2015 Equity Plan to four employees with an exercise price of $5.00 ($1.00 pre-reverse split).

(c)	On August 22, 2018, the Company granted options to purchase an aggregate of 1,000,000 (5,000,000 pre-reverse split) shares of the Company’s common stock outside its 2015 Equity Plan to five management employees and four directors at an exercise price of $5.00 ($1.00 pre-reverse split) per share. On September 26, 2018, the Board resolved to cancel these options which had not vested.

(d)	On September 26, 2018, the Company granted options to purchase an aggregate of 1,200,000 (6,000,000 pre-reverse split) shares of Company common stock outside its 2015 Equity Plan to five management employees and four directors at an exercise price of $3.25 ($0.65 pre-reverse split) per share.

During the year ended December 31, 2018, the Company issued a total of 20,000 (100,000 pre-reverse split) warrants to purchase common stock as follows:

(a)	On September 26, 2018, the Company issued a warrant to purchase 20,000 (100,000 pre-reverse split) shares of the Company’s common stock outside its 2015 Equity Plan to Global Security Innovative Strategies, LLC for services at an exercise price of $5.00 ($1.00 pre-reverse split) per share.

In July 2018, we entered into an exclusive teaming agreement with a U.S. Government prime contractor which is the recipient of a previously awarded IDIQ (indefinite delivery/indefinite quantity) prime contract from of the Department of Homeland Security (“DHS”), Customs and Border Protection (“CBP”). Under the terms of the teaming agreement:

●	We will work together to propose retrofit and new production of surveillance systems developed under the prime contract; and

●	We will provide the WASP aerostat, engineering support for WASP system integration, Field Service Representatives personnel support for WASP aerostat maintenance, training, WASP deployment, retrieval and movement, and warranty for WASP.

In December 2018, the prime contractor awarded us a subcontract valued at approximately $3.8 million gross revenue for six WASP aerostat systems. These WASP powered surveillance systems are expected to be deployed at a CBP Border Patrol Sector on the southern border of the United States. There are 20 Border Patrol Sectors along U.S. borders, 9 of which are located along the U.S. Southern border. We have begun production of the initial units at our facilities in Florida and at our ISO 9001-certified manufacturing strategic partner’s facility. Deliveries are expected to begin late in the second quarter of 2019 and continue throughout 2019. We are working closely with the prime contractor to explore additional product and services opportunities in DHS and CBP under our exclusive teaming agreement.

Our marketing efforts include submission of bids on several government procurement projects. In the past, we also showcased our products and technologies at numerous conferences and live demonstrations, including the 2017 Special Operations Forces Industry Conference, Warrior Expo East and took part in a series of tests conducted on the southern border of the United States, State of Florida HURREX exercise, CyberQuest 2017, and presentations to a variety of federal and state government agencies. We have also increased marketing efforts and announced the following:

●

On June 4, 2019, we announced that we received an additional award from a prime contractor, valued at approximately $1.7 million dollars in gross revenue, as a follow-on to the $3.8 million dollars in gross revenue award announced on January 8, 2019.

●	On May 7, 2019, we announced that we received our first contract award for the Ultra-Tactical WASP Lite System, valued in excess of $1.1 million dollars, from prime contractor ADS, Inc. for delivery to a U.S. Army customer.

●	On February 14, 2019, we announced that we had commenced the communications upgrade of a U.S. Army-owned WASP tactical aerostat. The upgrade will enable secure communications links utilizing advanced waveforms connecting soldiers on the battlefield.

●	On January 31, 2019, we announced that we secured an additional $2.0 million in capital, completing a private placement raising an aggregate of $4.0 million which will be used to expand production and staffing.

●	On January 22, 2019, we announced the conclusion of training for a U.S. Army unit on the next generation WASP ERS tactical aerostat. The delivery of the $1.7 million dollar order itself was announced on October 15, 2018.

●	On January 15, 2019, we announced the expansion of our manufacturing capacity.

●	On January 8, 2019, we announced that we had been selected by a prime contractor in an exclusive relationship to receive an initial award valued at $3.8 million dollars.

●	On December 27, 2018, we announced that we had eliminated over 70% of our existing debt in support of our planned growth.

During the three months ended March 31, 2019, the Company issued a total of 803,100 (4,015,500 pre-reverse split) shares of common stock as follows:

(a)	On January 25, 2019, the Company completed the sale of 803,100 (4,015,500 pre-reverse split) shares of its common stock pursuant to the Amended SPA at a purchase price of $2.50 ($0.50 pre-reverse split) per share, for an aggregate purchase price of $2,007,750. The aggregate consideration consisted of (1) cash in the aggregate amount of $1,432,750, (2) a promissory note from a single non-affiliate investor in the aggregate principal amount of $500,000, (3) a full-recourse promissory note payable by Dan Erdberg in the amount of $50,000 and (4) a full-recourse promissory note payable by Kendall Carpenter in the amount of $25,000. The principal amount of the Carpenter note was reduced by $7,500 on January 28, 2019 leaving a principal balance of $17,500. On April 30, 2019, Kendall Carpenter, the Company’s Executive Vice President and Chief Financial Officer, repaid the entire principal balance of the $17,500 note described above in Footnote #8 to the March 31, 2019 unaudited financial statements, including $134 in accrued interest. On April 30, 2019, Daniyel Erdberg, the Company’s President, entered into a Stock Redemption and Note Cancellation Agreement whereby the Company redeemed 100,000 shares of common stock paid pursuant to the note described above in Footnote #8 to the March 31, 2019 unaudited financial statements and cancelled the $50,000 note and the related $267 in accrued interest.

On February 8, 2019, the non-affiliate investor repaid the $500,000 principal due on the promissory note and on February 11, 2019, the $575 accrued interest.

On April 30, 2019, the Company entered into a Stock Redemption and Note Cancellation Agreement with Daniyel Erdberg to redeem 20,000 (100,000 pre-reverse split) shares in exchange for cancellation of the $50,000 note.

On April 30, 2019, the Carpenter note was repaid in full, including principal of $17,500 and accrued interest of $134.

During the three months ended March 31, 2019, the Company issued a net total of 26,000 (130,000 pre-reverse split) options to purchase common stock as follows:

(a)	On March 20, 2019, the Company issued options to purchase an aggregate of 26,000 (130,000 pre-reverse split) shares of the Company’s common stock outside its 2015 Equity Plan to two employees for services provided with an exercise price of $5.30 ($1.06 pre-reverse split) per share.

During the three months ended March 31, 2019, the Company issued a net total of 10,000 (50,000 pre-reverse split) warrants to purchase common stock as follows:

(a)	On March 20, 2019, the Company issued a warrant to purchase 10,000 (50,000 pre-reverse split) shares of the Company’s common stock outside its 2015 Equity Plan to a contractor for services provided with an exercise price of $5.30 ($1.06 pre-reverse split) per share.

On March 21, 2019, concurrent with the resignation of Kevin Hess, the Company’s prior Chief Technology Officer, the Company and Cognitive Carbon Corporation (“CCC”), a related party, entered into an agreement pursuant to which CCC agreed to provide Chief Technology Officer services, sales and marketing services and outsourced software and platform development services to be provided personally by Kevin Hess or third-party development firms of his choosing for outsourced development. CCC will receive $19,750 per month for one year for the Chief Technology Officer services and potential bonuses and an amount up to $120,000 for outsourced software and platform development. Felicia Hess, the Company’s Chief Quality Officer, who is married to Kevin Hess, is the President and Director of CCC.

Recent Developments

On May 7, 2019, we announced our first contract award for our newly designed aerostat product, the WASP Lite, from prime contractor ADS, Inc., for delivery to a U.S. Army customer. Under the terms of the award, valued in excess of $1.1 million gross revenue, we will supply multiple WASP Lite aerostat systems capable of enhancing and extending the modern networked battlefield supporting specialized waveform communications equipment and day/night ISR (Intelligence, Surveillance and Reconnaissance) payloads. The WASP Lite employs the same proprietary, advanced tethering technologies found in our Winch Aerostat Small Platform (“WASP”) tactical aerostat for secure power and data transmission. Deliveries under this award are expected to commence in the third quarter.

On June 4, 2019, we announced a contract award from a prime contractor valued at approximately $1.7 million gross revenue as a follow-on to the $3.8 million gross revenue contract we announced in January 2019. Due to customer-related confidentiality considerations, no additional information will be provided related to this award at this time.

Going Concern

For the year ended December 31, 2017, the Company disclosed that its ability to continue as a going concern was predicated on the Company’s ability to create and market innovative products, raise capital, reduce debt or renegotiate terms, and to sustain adequate working capital to finance its operations. During 2018, the Company met or exceeded those predications. In 2018, the Company made a strategic decision to focus on its aerostats, WASP and WASP Lite, and opportunities for those products with military and government customers, resulting in an order valued in excess of $3.8 million in gross revenues which was received in December 2018 and expected to be delivered by the end of 2019. In December 2018 and January 2019, the Company raised over $4,000,000 through stock sales which will provide ample working capital to produce WASP systems. In December 2018, the holders of $5,000,000 in convertible notes exercised their rights to convert to equity leaving only $2,000,000 in bank debt on the books. As of March 31, 2019, the Company has approximately $1,100,000 in positive working capital, an improvement of more than $1,600,000 dollars over the negative working capital balance at the end of 2017.

The focus on opportunities for aerostats, the settlement of debt obligations, the funds generated from stock sales and other initiatives contributing to additional working capital should avoid any substantial doubt about the Company’s ability to continue as a going concern as defined by FASB Accounting Standards Update 2014-05, Disclosure of Uncertainties about an Entity’s ability to Continue as a Going Concern. We believe that the actions discussed above mitigate the substantial doubt raised by our recent operating losses and satisfy our estimated liquidity needs twelve months from the issuance of the financial statements. In light of the foregoing, our auditor did not include a going concern qualification in their audit report dated March 22, 2019 for the years ended December 31, 2018 and 2017 notwithstanding our historical operating losses and accumulated deficit.

Nasdaq Listing and Reverse Stock Split

We intend to apply to list of our common stock on the NASDAQ Capital Market. If our application to the NASDAQ Capital Market is not approved or we otherwise determine that we will not be able to secure the listing of the common stock on the NASDAQ Capital Market, we will not complete the offering.

On June 5, 2019, our board of directors and stockholders holding a majority of our outstanding voting power, approved resolutions authorizing a reverse stock split of the outstanding shares of our common stock in the range from one-for-five (1-for-5) to one-for-ten (1-for-10), which ratio will be selected by the board of directors. The board of directors anticipates setting the ratio of the reverse stock split, and the reverse stock split becoming effective following approval by FINRA of the reverse stock split, prior to the effective date of the registration statement (of which this prospectus forms a part). The reverse stock split is intended to allow us to meet the minimum share price requirement of the NASDAQ Capital Market.

Except as otherwise indicated and except in our financial statements and the notes thereto, all references to our common stock, share data, per share data and related information depict an assumed reverse stock split ratio of 1-for-5 (“Reverse Stock Split”) until final determination by the board of directors as if it was effective and as if it had occurred at the beginning of the earliest period presented. The Reverse Stock Split, when effective, will combine each five shares of our outstanding common stock into one share of common stock, without any change in the par value per share, and the Reverse Stock Split correspondingly will adjust, among other things, the exercise rate of our warrants and options into our common stock. No fractional shares will be issued in connection with the Reverse Stock Split, and any fractional shares resulting from the Reverse Stock Split will be rounded up to the nearest whole share.

ORGANIZATIONAL STRUCTURE

The diagram below depicts our organizational structure after this Offering:

This diagram assumes the underwriters exercise their over-allotment option in full.

Employees

As of June 7, 2019, we had 23 full-time and 3 part-time employees. We have no labor union contracts and believe relations with our employees are satisfactory.

Properties

Our principal executive office is located at 11651 Central Parkway, #118, Jacksonville, Florida 32224. Several of our management employees work remotely. We have entered into a 60-month operating lease for 5,533 square feet of office and manufacturing space at 11651 Central Parkway, #118, Jacksonville, Florida 32224. The lease commenced February 1, 2015 and we took occupancy in June 2015. On March 1, 2019, the Company entered into a 37-month operating lease for 2,390 square feet in Holly Hill, Florida for aerostat manufacturing. Several of our executives work from home-based offices in Florida, Virginia and Oklahoma and receive nominal reimbursement for home office expenses.

Legal Proceedings.

From time to time, we may become involved in various lawsuits and legal proceedings which arise in the ordinary course of business. We are currently party to the following material legal proceeding:

Banco Popular North America v Aerial Products Corporation d/b/a Southern Balloon Works, et al. (Fourth Judicial Circuit Court, Duval County Florida-Civil Division) Case No. 16:2016:CA-003343

On May 16, 2016, Banco Popular North America (“Banco”) filed a lawsuit in Duval County, Florida in the Circuit Court of the Fourth Judicial Circuit against Aerial Products Corporation d/b/a Southern Balloon Works (“Aerial Products”), Kevin M. Hess, LTAS, and the Company to collect on a delinquent Small Business Administration loan that Banco made in 2007 to Aerial Products with Mr. Hess as the personal guarantor. LTAS and the Company filed an Answer on June 30, 2016 and Responses to Interrogatories on December 16, 2016. On August 31, 2017, LTAS and the Company filed Responses to Production of Documents. On May 29, 2019, Banco filed a Motion for Partial Summary Judgment against Aerial Products and Mr. Hess only.  It is our position that neither LTAS nor the Company are continuations of Aerial Products, and LTAS and the Company has denied all allegations made by Banco and are vigorously defending themselves. The Company has evaluated the probability of loss as possible, but the range of loss is unable to be estimated.

Other than as set forth above, there are no pending material claims, actions, suits, proceedings, inquiries, labor disputes or investigations involving the Company.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS

The following discussion of our financial condition and results of operations should be read in conjunction with the consolidated financial statements and the notes to those financial statements that are included elsewhere in this prospectus. Our discussion includes forward-looking statements based upon current expectations that involve risks and uncertainties, such as our plans, objectives, expectations and intentions. Actual results and the timing of events could differ materially from those anticipated in these forward-looking statements as a result of a number of factors, including those set forth under the Risk Factors, Cautionary Statement Regarding Forward-Looking Statements and Business sections in this prospectus. We use words such as “anticipate,” “estimate,” “plan,” “project,” “continuing,” “ongoing,” “expect,” “believe,” “intend,” “may,” “will,” “should,” “could,” and similar expressions to identify forward-looking statements.

Growth and percentage comparisons made herein generally refer to the three months ended March 31, 2019 compared with the three months ended March 31, 2018 or year ended December 31, 2018 compared with the year ended December 31, 2017, as applicable, unless otherwise noted. Unless otherwise indicated or unless the context otherwise requires, all references in this document to “we,” “us,” “our,” the “Company,” and similar expressions refer to Drone Aviation Holding Corp. and, depending on the context, its subsidiaries.

Business Overview

We design, develop, market, sell and provide logistical services for specialized tethered aerial monitoring and communications platforms serving national defense and security customers for use in applications including intelligence, surveillance and reconnaissance (“ISR”) and communications. We focus primarily on the development of a tethered aerostat known as the Winch Aerostat Small Platform (“WASP”) and have developed and sold tethered drone products, including the WATT electric drone and the FUSE Tether System designed for the DJI Matrice 200 (M200) professional drones. Our products are primarily designed for military and security applications where they can provide secure and reliable aerial monitoring for extended durations while being tethered to the ground via a high strength armored tether.

Our marketing efforts include submission of bids on several government procurement projects. In the past, we also showcased our products and technologies at numerous conferences and live demonstrations, including the 2017 Special Operations Forces Industry Conference and the Warrior Expo East, and took part in a series of tests conducted on the southern border of the United States, State of Florida HURREX exercise, CyberQuest 2017, and presentations to a variety of federal and state government agencies. We have also increased marketing efforts and announced the following:

●	On June 4, 2019, we announced that we received an additional award from a prime contractor, valued at approximately $1.7 million dollars, as a follow-on to the $3.8 million dollar award announced January 8, 2019.

●	On May 7, 2019, we announced that we received our first contract award for the Ultra-Tactical WASP Lite System, valued in excel of $1.1 million dollars, from prime contractor ADS, Inc. for deliver to a U.S. Army customer valued in excess of $1.1 million dollars.

●	On February 14, 2019, we announced that we had commenced the communications upgrade of a U.S. Army-owned WASP tactical aerostat. The upgrade will enable secure communications links utilizing advanced waveforms connecting soldiers on the battlefield.

●	On January 31, 2019, we announced that we secured an additional $2.0 million in capital, completing a private placement raising an aggregate of $4.0 million which will be used to expand production and staffing.

●	On January 22, 2019, we announced the conclusion of training for a U.S. Army unit on the next generation WASP elevated relay system (ERS) tactical aerostat. The delivery of the $1.7 million dollar order itself was announced on October 15, 2018.

●	On January 15, 2019, we announced the expansion of our manufacturing capacity.

●	On January 8, 2019, we announced that we had been selected by a prime contractor in an exclusive relationship to receive an initial award valued at $3.8 million.

●	On December 27, 2018, we announced that we had eliminated over 70% of our existing debt in support of our planned growth.

In addition to our plans to organically grow our lighter than air systems through increased marketing and sales, we intend to continue to consider potential strategic transactions, which could involve acquisitions of businesses or assets, joint ventures or investments in businesses, products or technologies that expand, complement or otherwise relate to our current or future business.

Department of Homeland Security and Customs and Border Protection

In July 2018, we entered into an exclusive teaming agreement with a U.S. Government prime contractor which is the recipient of a previously awarded IDIQ (indefinite delivery/indefinite quantity) prime contract from the U.S. Department of Homeland Security (“DHS”), U.S. Customs and Border Protection (“CBP”). Under the terms of the teaming agreement:

●	We agreed to work together to propose retrofit and new production of surveillance systems developed under the prime contract; and

●	We agreed to provide the WASP aerostat, engineering support for WASP system integration, Field Service Representatives personnel support for WASP aerostat maintenance, training, WASP deployment, retrieval and movement, and warranty for WASP.

In December 2018, the prime contractor awarded us a subcontract valued at $3.8 million gross revenue for six WASP aerostat systems. These WASP powered surveillance systems are expected to be deployed at a CBP Border Patrol Sector on the southern border of the United States. There are 20 Border Patrol Sectors along U.S. borders, nine of which are located along the U.S. Southern border. We have begun production of the initial units at our facilities in Florida and at our ISO 9001-certified manufacturing strategic partner’s facility. Deliveries are expected to begin late in the second quarter of 2019 and continue throughout 2019. In June 2019, we were awarded a contract valued at approximately $1.7 million gross revenue from the prime contractor as a follow-on to the $3.8 million contract they awarded us in December 2018. We are working closely with the prime contractor to explore additional product and services opportunities in DHS and CBP under our exclusive teaming agreement.

Department of Defense

On May 7, 2019, we announced our first contract award for our newly designed aerostat product, the WASP Lite, from prime contractor ADS, Inc. for delivery to a U.S. Army customer. Under the terms of the award, valued in excess of $1.1 million gross revenue, we will supply multiple WASP Lite aerostat systems capable of enhancing and extending the modern networked battlefield supporting specialized waveform communications equipment and day/night ISR (Intelligence, Surveillance and Reconnaissance) payloads. The WASP Lite employs the same proprietary, advanced tethering technologies found in our Winch Aerostat Small Platform (“WASP”) tactical aerostat for secure power and data transmission. Deliveries under this award are expected to commence in the third quarter.

Critical Accounting Policies and Estimates

The following is not intended to be a comprehensive list of our accounting policies or estimates. Our significant accounting policies are more fully described in Note 1–Summary of Significant Accounting Policies in the Notes. In preparing our financial statements and accounting for the underlying transactions and balances, we apply our accounting policies and estimates as disclosed in the Notes. We consider the policies and estimates discussed below as critical to an understanding of our financial statements because their application places the most significant demands on our judgment, with financial reporting results dependent on estimates about the effect of matters that are inherently uncertain and may change in subsequent periods. Specific risks for these critical accounting estimates are described in the following paragraphs. The impact and any associated risks related to these estimates on our business operations are discussed throughout this MD&A where such estimates affect our reported and expected financial results. Preparation of this prospectus requires us to make estimates and assumptions that affect the reported amount of assets and liabilities, disclosure of contingent assets and liabilities at the date of our financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results may differ from those estimates.

Besides estimates that meet the “critical” accounting estimate criteria, we make many other accounting estimates in preparing our financial statements and related disclosures. All estimates, whether or not deemed critical, affect reported amounts of assets, liabilities, revenue and expenses as well as disclosures of contingent assets and liabilities. Estimates are based on experience and other information available prior to the issuance of the financial statements. Materially different results can occur as circumstances change and additional information becomes known, including for estimates that we do not deem “critical.”

Accounts Receivable and Credit Policies:

Accounts receivable-trade consists of amounts due from the sale of tethered aerostats, accessories, spare parts, and customization and refurbishment of aerostats. Such accounts receivable are uncollateralized customer obligations due under normal trade terms requiring payment within 30 days of receipt of the invoice. We provide an allowance for doubtful accounts equal to the estimated uncollectible amounts based on historical collection experience and a review of the current status of trade accounts receivable. At March 31, 2019 and December 31, 2018, none of the Company’s accounts receivable-trade was deemed uncollectible.

Revenue Recognition and Unearned Revenue:

In May 2014, the FASB issued Accounting Standards Update No. 2014-09 (Topic 606) “Revenue from Contracts with Customers.” Topic 606 supersedes the revenue recognition requirements in Topic 605 “Revenue Recognition” (Topic 605). The new standard’s core principal is that an entity will recognize revenue at an amount that reflects the consideration to which the entity expects to be entitled in exchange for transferring good or services to a customer. The principals in the standard are applied in five steps: 1) Identify the contract(s) with a customer; 2) Identify the performance obligations in the contract; 3) Determine the transaction price; 4) Allocate the transaction price to the performance obligations in the contract; and 5) Recognize revenue when (or as) the entity satisfies a performance obligation. We adopted Topic 606 as of January 1, 2018 using the modified retrospective transition method. We recognized the cumulative effect of adopting this guidance as an adjustment to our opening balance of retained earnings. Prior periods will not be retrospectively adjusted. The adoption of Topic 606 does not have a material impact to our consolidated financial statements, including the presentation of revenues in our Consolidated Statements of Operations, which were not broken down by revenue stream or geographic areas since the Company only sells within the United States and has only one revenue stream.

Long-Lived Assets:

We account for long-lived assets in accordance with the provisions of ASC 360-10-35, “Impairment or Disposal of Long-lived Assets.” This accounting standard requires that long-lived assets be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future undiscounted net cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized by the amount by which the carrying amount of the asset exceeds the fair value of the asset.

On July 20, 2015, we, through our wholly-owned subsidiary AFS, entered into an agreement to acquire exclusive commercial software licenses for the “GUST” (Georgia Tech UAV Simulation Tool) autopilot system from AFI. Through the purchase of the assets of AFI, we assumed the transferable licenses from the Georgia Tech Research Corporation, which include flight simulation tools and fault tolerant flight control algorithms. In addition, we acquired AFI’s dedicated flight computer and additional related hardware and airframes. We paid $100,000 in immediately available funds and $100,000 were held in escrow. In addition, we issued 30,000 (150,000 pre-reverse split) shares of unregistered common stock valued at $42.00 ($8.40 pre-reverse split) per share, on a post-reverse split basis, on the closing date of the acquisition, to be held in escrow. We issued 10,000 (50,000 pre-reverse split) shares of common stock to AFI in the second quarter of 2016 after all milestones had been met as a requirement of the terms of the acquisition because the value of the escrowed shares fell below $1,400,000 and triggered a ‘make whole’ provision. The asset acquisition with AFI did not qualify as a business combination under ASC 805-10, “Business Combinations,” and has been accounted for as a regular asset purchase.

We account for goodwill and intangible assets in accordance with ASC 350,” Intangibles-Goodwill and Other.” ASC 350 requires that goodwill and other intangibles with indefinite lives be tested for impairment annually or on an interim basis if events or circumstances indicate that the fair value of an asset has decreased below its carrying value.

Derivative Financial Instruments:

We evaluate our financial instruments to determine if such instruments are derivatives or contain features that qualify as embedded derivatives. For derivative financial instruments that are accounted for as liabilities, the derivative instrument is initially recorded at its fair value and is then re-valued at each reporting date, with changes in the fair value reported in the statements of operations. For stock-based derivative financial instruments, we use a Black-Scholes option pricing model, in accordance with ASC 815-15, “Derivative and Hedging,” to value the derivative instruments at inception and on subsequent valuation dates. The classification of derivative instruments, including whether such instruments should be recorded as liabilities or as equity, is evaluated at the end of each reporting period. Derivative instrument liabilities are classified in the balance sheet as current or non-current based on whether or not net-cash settlement of the derivative instrument could be required within 12 months of the balance sheet date.

Employee Stock-Based Compensation:

We account for stock-based compensation in accordance with ASC 718, “Compensation-Stock Compensation.” ASC 718 requires companies to measure the cost of employee services received in exchange for an award of equity instruments, including stock options, based on the grant-date fair value of the award and to recognize it as compensation expense over the period the employee is required to provide service in exchange for the award, usually the vesting period.

Non-Employee Stock-Based Compensation:

The Company accounts for stock-based compensation in accordance with the provision of ASC 505-50, “Equity Based Payments to Non-Employees,” which requires that such equity instruments are recorded at their fair value on the measurement date.

Recently Issued Accounting Pronouncements

Effective January 1, 2019, the Company adopted ASU No. 2018-07, Compensation – Stock Based Compensation (Topic 718): Improvements to Nonemployee Share-Based Payment Accounting (“ASU 2018-7”), which aligns accounting for share-based payments issued to nonemployees to that of employees under the existing guidance of Topic 718, with certain exceptions. This update supersedes previous guidance for equity-based payments to nonemployees under Subtopic 505-50, Equity – Equity-Based Payments to Non-Employees. The adoption of ASU 2018-07 did not have a material impact on the Company’s consolidated financial statements.

In February 2016, the FASB issued ASU 2016-02, Leases, which will amend current lease accounting to require lessees to recognize (i) a lease liability, which is a lessee’s obligation to make lease payments arising from a lease, measured on a discounted basis, and (ii) a right-of-use asset, which is an asset that represents the lessee’s right to use, or control the use of, a specified asset for the least term. ASU 2016-02 does not significantly change lease accounting requirements applicable to lessors; however, certain changes were made to align, where necessary, lessor accounting with the lessee accounting model. This standard is effective for fiscal years beginning after December 15, 2018, including interim periods within those fiscal years. The adoption of ASU 2016-02 did not have a material impact on the Company’s consolidated financial statements.

Other than those pronouncements, management does not believe that there are any other recently issued, but not effective, accounting standards which, if currently adopted, would have a material effect on the Company’s financial statements.

Results of Operations

Three Months Ended March 31, 2019 compared to Three Months Ended March 31, 2018

Revenues: Revenues of $7,450 for the quarter ended March 31, 2019 decreased $861,573, or 99%, from $869,023 for the same period in 2018. Sources of revenue were derived primarily from aerostat products and accessories. The decrease in revenue for the quarter ended March 31, 2019 was due to the fact that the Company has been dependent upon a few customers for orders that have a long sales cycle and such order occurred for the quarter ended March 31, 2019. During the first quarter of 2019, the only deliverable orders were related to supporting existing deployed systems with accessories. The revenue for the quarter ended March 31, 2018, included delivery of a WASP system valued in excess of $800,000 to the U.S. Army. We expect increased sales in future periods based on a product pipeline developed following our increased marketing efforts discussed in the Business Overview section above, including the order we received in December 2018, valued in excess of $3.8 million, which is in production with deliveries expected to be completed by the end of 2019 and the order we announced in May 2019, valued in excess of $1.1 million which will also be completed by the end of 2019.

Cost of Goods Sold and Gross Profit: Cost of goods sold of $3,550 for the quarter ended March 31, 2019 decreased $470,843, or 99%, from $474,393 for the same period in 2018. Costs included materials, parts and labor associated with the sale of aerostat products and accessories. The $3,900 gross profit for the quarter ended March 31, 2019 was a decrease of $390,730, or 99%, from the $394,630 in gross profit for the same quarter of 2018. Overall gross profit margins were 52% and 45% for the quarters ended March 31, 2019 and 2018, respectively. Margins also vary based on customer payload selection; therefore, future margins may vary accordingly.

General and Administrative Expense: General and administrative expenses primarily consist of payroll and related costs, sales and marketing costs, travel costs, business overhead and costs related to maintaining a public entity. General and administrative expense decreased $927,697, or 46%, to $1,074,912 in the quarter ended March 31, 2019 from $2,002,609 for the same period in 2018. Contributing to the decrease was non-cash stock-based compensation of $88,205 which decreased $935,291 from $1,023,496 in the same period of 2018. Marketing expenses of $91,886 increased $39,556 from $52,330, travel expenses of $80,709 increased $24,063 from $56,646 and payroll expenses of $429,559 decreased $49,761 from $479,320 for the quarter ended March 31, 2019 compared to the same period in 2018. Payroll expenses are expected to increase during 2019 as the Company grows its labor force to meet product demand. Sales and marketing and travel related expenses are also expected to increase during 2019 in support of increased product demand.

Loss from Operations: Loss from operations for the quarter ended March 31, 2019 decreased $536,967, or 33%, to $1,071,012 from loss from operations of $1,607,979 for the same period in 2018. The decrease was primarily due to a decrease in gross profit of $390,730, offset by the decrease of general and administrative expense of $927,697 as discussed above.

Other Expense: Total other expense of $32,162 for the quarter ended March 31, 2019 was $38,149 less than the total other expense of $70,311 in the same period in 2018. This decrease was primarily due to interest expense on the related party notes payable which were settled in December 2018.

Net Loss: Net loss decreased $575,116, or 34%, to $1,103,174 for the quarter ended March 31, 2019 from net loss of $1,678,290 for the same period in 2018. The decrease in net loss was due to factors discussed above.

Year Ended December 31, 2018 Compared to Year Ended December 31, 2017

Total Net Revenues: Total net revenues increased $2,160,635, or 384%, to $2,722,713 in 2018 from $562,078 in 2017. Sources of revenue were derived primarily from aerostat products and accessories ordered in 2018 and delivered in 2018. The reason for the increase is that revenues in 2017 were primarily related to refurbishments and enhancements of aerostat systems and the revenues in 2018 were primarily from the sale of two aerostat systems. We expect increased sales in future periods based on a product pipeline developed following our increased marketing efforts discussed in Item 1. Business-Business Overview included elsewhere in this report.

Cost of Goods Sold and Gross Profit: Cost of goods sold for 2018 increased $1,875,587, or 554%, from $338,579 in 2017 to $2,214,166 in 2018, primarily consisting of materials, parts and labor associated with the sale of aerostat systems and FUSE tether systems. A total charge of approximately $565,000 was taken on inventory written off as slow moving. The Company is focusing exclusively on its aerostat products due to demand and determined that approximately $143,000 in FUSE tether system inventory, $204,000 payload inventory, $186,000 powered drone inventory and $32,000 other inventory was unlikely to be monetized in the next twelve months. The $508,547 gross profit for 2018 was an increase of $285,048 or 128% from the $223,499 in gross profit for 2017. Gross profit margins were 19% and 40% for 2018 and 2017, respectively. The gross profit margin in 2018 was negatively affected by the inventory written off by 20% as gross profit on revenue without regard to the write offs was 39%. Margins also vary based on customer payload selection; therefore, future margins may vary accordingly.

General and Administrative Expenses: General and administrative (“G&A”) expenses primarily consist of payroll and related costs, sales and marketing costs, research and development costs, business overhead and costs related to maintaining a public entity. G&A expense decreased by $1,430,477, or 14%, to $8,639,364 in 2018 from $10,069,841 in 2017. Contributing to the decrease was non-cash stock-based compensation which decreased $1,856,201 or 28% in 2018 to $4,746,605 from $6,602,806 in 2017. Research and development expenses decreased $244,753 or 70% to $107,015 in 2018 from $351,768 in 2017. This decrease was anticipated as the Company is relying on past research and development to support its current products. Future research and development costs are not expected to rise significantly. Marketing expense in 2018 was $185,284 which was a decrease of $128,900, or 41%, from marketing expense of $314,184 in 2017. During 2017, the Company conducted a thirty-day demonstration on the US/Mexican border which caused an increase that year. Legal expense decreased $73,747 or 56% to $58,671 in 2018 from $132,418 in 2017. Legal defense costs in the Banco matter decreased approximately $28,000 in 2018 and the Company saved approximately $40,000 on securities counsel when it changed representation to another highly qualified firm. Payroll expense increased by $940,570 or 70% to $2,275,256 in 2018 from $1,334,686 in 2017. Payroll increased approximately $84,000 due to bringing a contractor onto salary, $75,000 due to the bonus effect of payroll taxes paid on the vesting of the September 2016 stock awards and $670,000 bonuses approved for milestone achievements in 2018, $350,000 of which remain accrued at December 31, 2018 and salary adjustments.

Loss from Operations: Loss from operations for 2018 of $8,130,817 was a decrease of $1,715,525, or 17%, less than the loss from operations in 2017 of $9,846,342. The increase was primarily due to the increase in gross profit of $285,048 and by the decrease in general and administrative expense of $1,430,477 as discussed above.

Other Income and Expense: Total other expense of $344,496 in 2018 was $133,154, or 28%, less than the total other expense of $477,650 in 2017. This decrease was primarily due to interest expense on bank and related party notes payable of $344,496 for 2018 which was $126,989 or 58% greater than the $217,507 interest expense for that debt in 2017 offset by $(260,143) combined effect of amortization of discount to convertible note, accounting for derivative gain and debt extinguishment recognized in 2017.

Net Loss: Net loss of $8,475,313 in 2018 was $1,848,679, or 18%, less than the net loss in 2017 of $10,323,992 primarily due to the factors discussed above.

There was no provision for income taxes for the fiscal years ended 2018 and 2017 due to a valuation allowance of $2,968,891 and $2,250,939 recorded for the years ended December 31, 2018 and 2017, respectively, on the total tax provision, because we believed that it is more likely than not that the tax asset will not be utilized during the next year.

Liquidity and Capital Resources

Liquidity is the ability of an enterprise to generate adequate amounts of cash to meet its needs for cash requirements. As of March 31, 2019, the Company had $2,760,447 in cash compared to $2,282,365 in cash at December 31, 2018, an increase of $478,082. This cash, combined with cash provided by anticipated profits from firm orders that will be filled in the next twelve months, should provide the liquidity necessary to sustain current operations. As of March 31, 2019, the Company had accounts receivable of $6,929 compared to $18,000 at December 31, 2018, a decrease of $11,071 resulting from increased collections in the first three months of 2019.

The Company had total current assets of $3,649,270 and total current liabilities of $2,537,774 or working capital of $1,111,496 at March 31, 2019 compared to total current assets of $2,697,903 and total current liabilities of $2,485,024 or working capital of $212,879 at December 31, 2018.

We have historically financed our operations through operating revenues and sales of equity and convertible debt securities. Although as of March 31, 2019 we have cash of $2,760,447 and working capital of $1,111,496, we incurred a net loss of $1,103,174. Furthermore, the Company has a history of negative cash flow from operations, primarily due to historically heavy investment in research and development and costs associated with maintaining a public entity. Based upon firm orders, we expect our 2019 revenues to be at least double our 2018 revenues. In 2018, the Company made a strategic decision to focus on its aerostats, WASP and WASP Lite, and opportunities for those products with military and government customers, resulting in an order valued in excess of $3.8 million gross revenue which was received in December 2018 and expected to be delivered by the end of 2019. In December 2018 and January 2019, the Company raised over $4,000,000 through stock sales which will provide ample working capital to produce WASP systems. In December 2018, the holders of $5,000,000 in convertible notes exercised their rights to convert to equity leaving only $2,000,000 in bank debt on the books. As of March 31, 2019, the Company has $1,111,496 in positive working capital, an improvement of more than $800,000 over the capital balance at the end of 2018.

In the event we are turned down and are unable refinance our revolving line of credit (the “CNB Line of Credit”) from City National Bank of Florida (“CNB”) on the extended maturity date of August 2, 2019, we may not have sufficient resources to continue our operations at the same level for the next 12 months and to effectuate all aspects of our business plan. We will have to raise additional funds to pay for all of our planned expenses. We potentially will have to issue additional debt or equity or enter into a strategic arrangement with a third party to carry out some aspects of our business plan or potentially curtail some aspects of our operations. If we need to raise additional funds through the issuance of equity, equity-related or convertible debt securities in the future, these securities may have rights, preferences or privileges senior to those of the rights of holders of our common stock. We cannot predict whether additional financing will be available to us on favorable terms when required, or at all. The issuance of additional common stock may have the effect of further diluting the proportionate equity interest and voting power of holders of our common stock. Historically, we have financed our cash needs by private placements of our securities and loans, bank financing and revenues from sales of our products. There is no assurance that we will be able to obtain financing on terms consistent with our past financings or satisfactory to us, if at all.

Other than the CNB Line of Credit as discussed below, we currently have no agreements, arrangements or understandings with any person to obtain funds through bank loans, lines of credit or any other sources. Consequently, our inability to raise funds to meet our expected working capital requirements will have a severe negative impact on our ability to remain a viable company. We are dependent upon our significant shareholders to provide or loan us funds to meet our working capital needs.

Revolving Line of Credit from City National Bank of Florida. On August 2, 2017, the Company issued a promissory note to CNB in the principal amount of $2,000,000 (the “CNB Note”) with a maturity date of August 2, 2018. On September 26, 2018, the Company and CNB agreed to extend the maturity date of the promissory note to August 2, 2019. The Company evaluated the modification under the Financial Accounting Standards Board’s (the “FASB”) Accounting Standards Codification (“ASC”) 470-50 and determined that it did not qualify as an extinguishment of debt. The CNB Note evidences the CNB Line of Credit with advances that may be requested by the Company until the maturity date of August 2, 2019 so long as no event of default exists under the CNB Note, the Company or Jay H. Nussbaum, the Company’s Chairman of the Board and Chief Executive Officer, does not cease doing business, Mr. Nussbaum does not seek to revoke or modify his guarantee of the CNB Note, the Company does not misapply the proceeds of this loan or CNB in good faith does not believe itself insecure. The initial CNB Note bore an interest rate at a variable rate equal to 0.250 percentage points over the Wall Street Journal Prime Rate payable monthly. At renewal, the variable rate was increased to 1.0 percentage points over the Wall Street Journal Prime Rate or a total of 6.5% annual interest rate as of March 31, 2019. The Company will pay to CNB a late charge of 5.0% of any monthly payment not received by CNB within 10 calendar days after its due date. The Company may prepay the CNB Note at any time without penalty. In the event of a default, the interest rate will increase to the highest lawful rate. The Company is obligated to maintain depository accounts with CNB with a minimum average annual balance of $1,600,000 in the aggregate with Mr. Nussbaum. In the event the Company does not maintain this account balance, CNB may charge the Company a fee equal to 2% of the deficiency as additional interest under the CNB Note. The CNB Note is personally guaranteed by Mr. Nussbaum pursuant to a written guarantee in favor of CNB. Mr. Nussbaum and the Company are obligated to maintain an aggregate unencumbered liquidity of no less than $6,000,000 in the form of cash, repurchase agreements, certificates of deposit or marketable securities acceptable to CNB. In addition, to secure the Company’s obligations under the CNB Note, the Company entered into a security agreement in favor of CNB encumbering all of the Company’s accounts, inventory and equipment along with an assignment of a bank account the Company maintains at CNB with a balance of $120,000. As of March 31, 2019, $2,000,000 has been drawn against the CNB Line of Credit. Accrued interest of $11,556 related to the CNB Line of Credit has been recorded as of March 31, 2019.

The accompanying consolidated financial statements and notes have been prepared assuming the Company will continue as a going concern. For the three months ended March 31, 2019, the Company incurred a net loss of $1,103,174, generated negative cash flow from operations, has an accumulated deficit of $39,575,264 and working capital of $1,111,496.

Going Concern

For the year ended December 31, 2017, the Company disclosed that its ability to continue as a going concern was predicated on the Company’s ability to create and market innovative products, raise capital, reduce debt or renegotiate terms, and to sustain adequate working capital to finance its operations. During 2018, the Company met or exceeded those predications. In 2018, the Company made a strategic decision to focus on its aerostats, WASP and WASP Lite, and opportunities for those products with military and government customers, resulting in an order valued in excess of $3.8 million in gross revenues which was received in December 2018 and expected to be delivered by the end of 2019. In December 2018 and January 2019, the Company raised over $4,000,000 through stock sales which will provide ample working capital to produce WASP systems. In December 2018, the holders of $5,000,000 in convertible notes exercised their rights to convert to equity leaving only $2,000,000 in bank debt on the books. As of March 31, 2019, the Company has approximately $1,100,000 in positive working capital, an improvement of more than $1,600,000 dollars over the negative working capital balance at the end of 2017.

The focus on opportunities for aerostats, the settlement of debt obligations, the funds generated from stock sales and other initiatives contributing to additional working capital should avoid any substantial doubt about the Company’s ability to continue as a going concern as defined by FASB Accounting Standards Update 2014-05, Disclosure of Uncertainties about an Entity’s ability to Continue as a Going Concern. We believe that the actions discussed above mitigate the substantial doubt raised by our recent operating losses and satisfy our estimated liquidity needs twelve months from the issuance of the financial statements. In light of the foregoing, our auditor did not include a going concern qualification in their audit report dated March 22, 2019 for the years ended December 31, 2018 and 2017 notwithstanding our historical operating losses and accumulated deficit. However, we cannot predict, with certainty, the outcome of our actions to generate liquidity and the failure to do so could negatively impact our future operations.

Sources and Uses of Cash for the Three Months Ended March 31, 2019 and 2018

	Three Months Ended March 31,
	2019	2018
Cash flows used in operating activities	$(1,431,407)	$(234,753)
Cash flows (used in) provided by investing activities	(30,761)	58,070
Cash flows provided by financing activities	1,940,250	500,000
Net increase in cash and cash equivalents	$478,082	$323,317

Operating Activities

Net cash used in operating activities during the three months ended March 31, 2019 was $1,431,407, which was an increase of $1,196,654, or 510%, from $234,753 net cash used in operating activities for the same period in 2018. The net loss of $1,103,174 for the first three months of 2019 was $575,116 less than the same period of 2018, which was a net loss of $1,678,290. In addition to the decreased net loss, the Company recognized $935,291 less non-cash stock-based compensation in the first three months of 2019 than the same period in the 2018. The Company grew inventory by $641,288 and carried $182,105 more in prepaid expenses during the three months ended March 31, 2019 compared to the same period in 2018, mostly related to the production of WASP systems expected to be delivered by the end of 2019.

Investing Activities

Net cash used in investing activities was $30,761 during the three months ended March 31, 2019 compared to $58,070 net cash provided by investing activities during the three months ended March 31, 2018. Net cash used in investing activities for the three months ended March 31, 2019 was comprised of $6,868 in computers for new hires, $16,934 in new shop equipment and $6,959 in leasehold improvements in connection with the opening of a satellite location for aerostat manufacturing.

Financing Activities

Financing activities during the first three months of 2019 included $2,007,750 cash and non-cash proceeds from the sale of 803,100 (4,015,500 pre-reverse split) shares of common stock at $2.50 ($0.50 pre-reverse split) per share. The aggregate consideration consisted of (1) cash in the aggregate amount of $1,432,750, (2) a promissory note from a single non-affiliate investor in the aggregate principal amount of $500,000 which was repaid on February 8, 2019, (3) a full-recourse promissory note payable by Daniyel Erdberg, the Company’s President, in the amount of $50,000 which was cancelled on April 30, 2019 pursuant to Stock Redemption and Note Cancellation Agreements, and (4) a full-recourse promissory note payable by Kendall Carpenter, the Company’s Executive Vice President and Chief Financial Officer, in the amount of $25,000 which was reduced by $7,500 in January 2019, leaving a principal balance of $17,500 which was repaid in full on April 30, 2019 including $134 in accrued interest.

Sources and Uses of Cash for the Years Ended December 31, 2018 and 2017

	Years Ended Dec 31,
	2018	2017

Cash flows (used in) operating activities	$(2,387,731)	$(3,326,022)
Cash flows provided by (used in) investing activities	54,721	(73,817)
Cash flows provided by financing activities	4,000,000	2,000,000
Net increase (decrease) in cash and cash equivalents	$1,666,990	$(1,399,839)

Operating Activities:

Net cash used in operating activities during 2018 was $2,387,731, which was a decrease of $938,291, or 28%, from $3,326,022 net cash used in operating activities during 2017. The net loss of $8,475,313 for 2018 was $1,848,679 less than the same period of 2017, which was $10,323,992. Inventory decreased $683,772 to $307,925 in 2018 primarily due to a write down of $565,406 for parts and finished goods not expected to be monetized in the next twelve months. The Company recorded $4,746,605 in non-cash stock-based compensation expenses which was a decrease of $1,856,201 in 2018 from the previous year. The company recognized a non-cash gain on derivative liability of $1,831,635 offset by $1,409,790 amortization of debt discount expense and $681,988 loss on debt extinguishment in 2017.

Investing Activities:

Net cash provided by investing activities was $54,721 in 2018 compared to $73,817 net cash used in investing activities in 2017, a positive difference of $128,538. Net cash provided by investing activities for 2018 was comprised of $60,000 from the sale of a vehicle partially offset in both periods by purchases of fixed assets that included shop machines and equipment, computers, electronics and furniture and equipment. The Company plans to invest in upgraded aerostat manufacturing equipment and leasehold improvements for newly leased space to accommodate expanded aerostat manufacturing in 2019.

Financing Activities:

Financing activities during 2018 included $1,000,000 proceeds from a bank line of credit, $1,000,000 proceeds from the related party Series 2017 Secured Convertible Note and $100,000 proceeds from a short-term related party note which was subsequently repaid. In 2018, financing activity included $2,000,000 proceeds from the sale of common stock, for an aggregate amount of $3,940,250 as of March 31, 2019, including additional proceeds from the sale of common stock of $1,940,250 during the three months ended March 31, 2019. Financing activities during 2017 included $1,000,000 proceed from a bank line of credit and $1,000,000 proceeds from the related party Series 20107 Secured Convertible Note.

Off-Balance Sheet Arrangements

We do not have any off-balance sheet arrangements that have had or are reasonably likely to have a current or future material effect on our financial condition, changes in financial condition, revenues, expenses, results of operations, liquidity, capital expenditures or capital resources.

DIRECTORS AND EXECUTIVE OFFICERS

The following table sets forth the names and ages of the members of our Board of Directors and our executive officers and the positions held by each. Our Board of Directors elects our executive officers annually by majority vote. Each director’s term continues until his or her successor is elected or qualified at the next annual meeting, unless such director earlier resigns or is removed.

Name	Age	Positions and Offices
Jay H. Nussbaum	74	Chairman of the Board of Directors and Chief Executive Officer
Daniyel Erdberg	41	President
Kendall Carpenter	63	Executive Vice President, Chief Financial Officer, Secretary and Treasurer
Felicia Hess	52	Chief Quality Officer
Timothy Hoechst	53	Director and Chairman of the Compensation Committee
John E. Miller	78	Director and Chairman of the Audit Committee
David Aguilar	63	Director
Robert Guerra	71	Director

Biographical information concerning our directors and executive officers listed above is set forth below.

Jay H. Nussbaum. Mr. Nussbaum joined our Board of Directors on June 1, 2015 and was named Chief Executive Officer on April 26, 2016. He has extensive executive experience and expertise in government and commercial sales and management. Mr. Nussbaum is the founder of Agilex Technologies, Inc. and served as its Vice Chairman and Chief Operating Officer from 2006 to March 2015, when it was acquired by Accenture Federal Services, a provider of mission and technology solutions to the national security, healthcare and public sectors of the U.S. government. He previously served as Executive Vice President of Oracle Service Industries (“Oracle”), under Oracle’s then Chairman and Chief Executive Officer Larry Ellison, where Mr. Nussbaum oversaw Government, Education, Health, Communications, Utilities and Financial Services operations. He also served as President of Integrated Systems Operation at Xerox Corp.. Mr. Nussbaum is a graduate of the University of Maryland with a B.A. in Business. Mr. Nussbaum’s government and commercial sales and management experience qualifies him to serve on our Board of Directors.

Daniyel Erdberg. Mr. Erdberg was appointed Chief Operating Officer upon the closing of the Share Exchange on June 3, 2014. He resigned that position on October 2, 2015 and was appointed President that same day. Mr. Erdberg served as Director of Business Development at WSGI, a developer of lighter-than-air aerostats and unmanned aerial systems, from 2010 through May 2014, where he worked with LTAS and specialized in advanced, custom designed ISR solutions. Mr. Erdberg successfully worked with LTAS’s aerial surveillance solutions for various government and commercial customers. Over the past 15 years, Mr. Erdberg has been involved in operations of companies in various sectors of technology, including software development, telecommunications, wireless networking and unmanned aerial systems. Mr. Erdberg graduated from Florida International University with a B.A. in International Business.

Kendall W. Carpenter, CPA, CGMA, CMA. Ms. Carpenter joined MacroSolve in 2006 as Controller. She was promoted to Executive Vice President and Chief Financial Officer in 2008 and transitioned to Drone Aviation in 2014. Ms. Carpenter is also the Corporate Secretary and Treasurer. Ms. Carpenter’s previous experience includes Division Controller with Allied Waste Industries, over 10 years of experience as the top financial officer of an enterprise software company with an international customer base and over 8 years of public accounting experience. Ms. Carpenter graduated with a B.S. in Accounting from Oklahoma State University and has earned the professional designations of Certified Public Accountant, Chartered Global Management Accountant and Certified Management Accountant.

Felicia Hess. Ms. Hess has served as our Chief Quality Officer since December 4, 2018. Prior to that time, she served as our Chief Operating Officer since October 2, 2015. Mr. Hess was appointed Chief Executive Officer and one of our directors upon the closing of the Share Exchange on June 3, 2014. She resigned those positions on October 2, 2015 Ms. Hess founded and began serving as President and a director of LTAS in 2009. Ms. Hess continued serving as President and a director of LTAS after it was sold in 2013 to World Surveillance Group Inc. (“WSGI”), a developer of lighter-than-air aerostats and unmanned aerial systems, and continued serving as President and a director of LTAS after it was acquired from WSGI by Drone Aviation Corp. until Drone Aviation Corp. merged with and into us. Ms. Hess leverages her background in marketing, web site development and customer acquisition to further the Company’s growth strategies. Ms. Hess graduated from the University of Virginia with a B.A. in Rhetoric and Communications.

Timothy Hoechst. Mr. Hoechst was appointed to our Board of Directors on December 13, 2017 and agreed to serve as Chair of the Compensation Committee. Prior to his retirement in June 2016, Mr. Hoechst held the position of Chief Technology Officer at Accenture Federal Services (AFS), a leading IT solutions provider to the US government from March 2015 until June 2016. At AFS, he was responsible for identifying and introducing new technologies to help the government with challenging IT problems. From March 2007 until March 2015, he served as Chief Technology Officer at Agilex Technologies, an IT consulting firm service the Department of Defense, Homeland Security and various government agencies. Agilex was acquired by AFS in 2015. From June 1997 until December 2006, Mr. Hoechst held senior positions at Oracle Corporation, including serving as Senior Vice President of the Public Sector Division. Mr. Hoechst has a B.A. in Computer Science from Harvard University. Mr. Hoechst’s government and management experience qualifies him to serve on the board of directors and its committees on which he serves.

John E. Miller. Mr. Miller was appointed to our Board of Directors on December 13, 2017 and agreed to serve as Chair of the Audit Committee. From September 2007 to the present, General Miller has operated his own consulting practice providing operational and technical assessments in support of fielding new military hardware and innovations for military training and education. From January 2005 until August 2007, he served as a Divisional President for L-3 Communication providing linguist, intelligence analyst and technical support for deployed forces in 13 countries. From September 1997 to January 2005, LTG Miller was a regional Vice President for Oracle Corporation’s Public Sector Division. Lieutenant General Miller (Retired) is a decorated combat veteran who served in the US Army from 1963 to 1997. At the time of his retirement from active duty on September 1, 1997, he was serving as the Deputy Commanding General of the US Army Training and Doctrine Command (TRADOC) responsible for coordinating the implementation of the Army’s first digitized command and control system in a combat brigade. He also had multiple assignments at the US Army Command and General Staff College where help positions from Tactics Instructor to Commandant. While Commandant, he was concurrently responsible for 11 other Army Schools that provide tactical training and education for Commissioned and Non-Commissioned Officers. General Miller holds a B.S. in Mathematics from Missouri State University and an M.S. in Operations Research from Georgia Tech. He is a graduate of the Army Command and General Staff College and the Army War College. For these reasons, we believe General Miller has the requisite set of skills and experience to serve as a valuable member of our Board of Directors and its committees on which he serves.

David Aguilar. Mr. Aguilar was appointed to our Board of Directors on January 9, 2017. Since February 2013, Mr. Aguilar has been a principal at Global Security Innovation Strategies, LLC. In April 2010, Mr. Aguilar became Deputy Commissioner of U.S. Customs and Border Protection (“CBP”) and, from December 2011 until his retirement in February 2013, he served as acting Commissioner of CBP. From July 2004 to January 2010, he served as Chief of the U.S. Border Patrol within the CBP. As Acting Commissioner of CBP, Mr. Aguilar took the helm of a workforce of 60,000 agents, officers, and other personnel with responsibility for strategic planning and oversight of an annual budget of nearly $12 billion. Mr. Aguilar is a recipient of the 2005 President’s Meritorious Excellence Award, and in 2008, was a recipient of the Presidential Rank Award. Prior to joining the CBP, Mr. Aguilar held a variety of operational and administrative positions within the U.S. Board Patrol since entering duty in June 1978. Mr. Aguilar holds an Associate Degree in Accounting from Laredo Community College and attended Laredo State University and the University of Texas at Arlington. He is a graduate of the Senior Executive Fellows program at Harvard University’s John F. Kennedy School of Government. Mr. Aguilar’s government and management experience qualifies him to serve on the board of directors.

Robert Guerra. Mr. Guerra was appointed to our Board of Directors on March 28, 2018. Since 2002, Mr. Guerra has been the Executive Vice President of Guerra Kiviat, Inc., a strategic sales consulting firm specializing in Federal Government solution selling, sales strategy and tactics, and market analysis and positioning. Immediately before that, he was a founding partner of Guerra, Kiviat, Flyzik & Associates, Inc. in 2003 and has been President of Robert J. Guerra & Associates from 1993 to the present. Mr. Guerra has been on the Sysorex Board of Advisors since 2011. On five occasions, Mr. Guerra was selected as one of Federal Computer Week’s Federal 100 award recipients. He was selected as the Federal of Government Information Processing Councils (FGIPC) “Industry Executive of the Year” in 1997. Mr. Guerra holds a Bachelor of Business Administration degree concentrating in Finance from St. John Fisher College in Rochester, New York. Mr. Guerra’s government and management experience qualifies him to serve on the board of directors and its committees on which he serves.

Meetings of the Board of Directors

During the fiscal year ended December 31, 2018, our Board of Directors held three meetings and approved certain actions by unanimous written consent. We expect our directors to attend all meetings of the Board of Directors and the committees thereof on which such directors serve and to spend the time needed to prepare for such meetings and meet as frequently as necessary to properly discharge their responsibilities.

Board Committees and Director Independence

Our common stock is presently quoted on the OTCQB under the symbol “DRNE”. Under the rules of the OTCQB, we are not required to maintain a majority of independent directors on our Board of Directors and we are not required to establish committees of the Board of Directors consisting of independent directors. However, we intend to apply to list our common stock on the Nasdaq Capital Market (“NASDAQ”). In order to list our common stock on the NASDAQ, we are required to comply with the NASDAQ standards relating to corporate governance, requiring, among other things, that:

●	A majority of our Board of Directors to consist of “independent directors” as defined by the applicable rules and regulations of the NASDAQ;

●	The compensation of our executive officers to be determined, or recommended to the Board of Directors for determination, by independent directors constituting a majority of the independent directors of the Board in a vote in which only independent directors participate or by a Compensation Committee comprised solely of independent directors;

●	That director nominees to be selected, or recommended to the Board of Directors for selection, by independent directors constituting a majority of the independent directors of the Board in a vote in which only independent directors participate or by a nomination committee comprised solely of independent directors; and

●	Establishment of an audit committee with at least three independent directors as well as composed entirely of independent directors, where at least one of the independent directors qualifies as an audit committee financial expert under SEC rules and as a financially sophisticated audit committee member under the applicable Exchange rules.

Under applicable NASDAQ rules, a director will only qualify as an “independent director” if, in the opinion of the listed company’s board of directors, that person does not have a relationship that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director. In order to be considered independent for purposes of Rule 10A-3, a member of an audit committee of a listed company may not, other than in his or her capacity as a member of the audit committee, the board of directors, or any other board committee, accept, directly or indirectly, any consulting, advisory, or other compensatory fee from the listed company or any of its subsidiaries or otherwise be an affiliated person of the listed company or any of its subsidiaries. Our Board of Directors has determined in its business judgment that each of General John Miller and Messrs. Guerra and Hoechst is independent within the meaning of the NASDAQ rules for U.S. Companies, the Sarbanes-Oxley Act and related SEC rules. Therefore, a majority of the members of our Board of Directors is independent.

In addition, our Board of Directors has three standing committees: an Audit Committee, a Compensation Committee and Nominating and Corporate Governance Committee.

Audit Committee

The Board of Directors has adopted a written charter for the Audit Committee. Our Audit Committee is responsible for: (1) the integrity of our financial reporting process, systems of internal controls, and financial statements and reports; (2) the compliance by us with legal and regulatory requirements; and (3) the appointment, compensation and oversight of our independent auditor’s preparation and issuance of an audit report or related work. A more detailed description of our Audit Committee’s purposes and responsibilities is contained in its charter. The Audit Committee is comprised of Chairman General John Miller, Robert Guerra and Timothy Hoechst. Our Board of Directors has determined in its business judgment that all of the members of our Audit Committee are independent within the meaning of the NASDAQ rules for U.S. Companies, the Sarbanes-Oxley Act and related SEC rules. Director Guerra is an “audit committee financial expert” within the meaning of Item 407(d)(5)(ii) of Regulation S-K and NASDAQ Rule 5605(c)(2)(A). During the fiscal year ended December 31, 2018, our Audit Committee held one meeting independent of the Board of Directors.

Compensation Committee

Our Board of Directors has adopted a written charter setting forth the authority and responsibilities of the Compensation Committee. Our Compensation Committee has responsibility for assisting the Board of Directors in, among other things, evaluating and making recommendations regarding the compensation of our executive officers and directors, assuring that the executive officers are compensated effectively in a manner consistent with our stated compensation strategy, producing an annual report on executive compensation in accordance with the rules and regulations promulgated by the SEC, periodically evaluating the terms and administration of our incentive plans and benefit programs, and monitoring of compliance with the legal prohibition on loans to our directors and executive officers. A more detailed description of our Compensation Committee’s purposes and responsibilities is contained in its charter. The Compensation Committee is comprised of Chairman Timothy Hoechst, Robert Guerra and General John Miller. Our Board of Directors has determined in its business judgment that a majority of our Compensation Committee is independent within the meaning of the NASDAQ rules for U.S. Companies and SEC rules. During the fiscal year ended December 31, 2018, our Compensation Committee held one meeting.

Nominating and Corporate Governance Committee

Our Board of Directors has adopted a written charter setting forth the authority and responsibilities of the Nominating and Corporate Governance Committee. Our Nominating and Corporate Governance Committee has responsibility for assisting the Board of Directors in, among other things, identifying individuals qualified to become board members and recommending director, nominees and board members for committee membership, developing and recommending to our board corporate governance guidelines, review and determine the compensation arrangements for directors, and overseeing the evaluation of our board of directors and its committees and management. The Nominating and Corporate Governance Committee is comprised of Chairman Robert Guerra, Timothy Hoechst and General John Miller. Our Board of Directors has determined in its business judgment that a majority of our Nominating and Corporate Governance Committee is independent within the meaning of the NASDAQ rules for U.S. Companies and SEC rules. The Nominating and Corporate Governance Committee was recently formed on May 2, 2019 and, therefore, did not hold any meetings during the fiscal year ended December 31, 2018.

Board Leadership Structure and Role in Risk Oversight

We have not separated the positions of Chairman of the Board and the Chief Executive Officer. Jay Nussbaum has served as our Chairman of the Board of Directors since June 1, 2015 and our Chief Executive Officer since April 26, 2016. We believe that combining the positions of Chairman and Chief Executive Officer allows for focused leadership of our organization which benefits us in our relationships with investors, customers, suppliers, employees and other constituencies. We believe that consolidating the leadership of the Company under Mr. Nussbaum is the appropriate leadership structure for our Company and that any risks inherent in that structure are balanced by the oversight of our other independent directors on our Board. However, no single leadership model is right for all companies and at all times. The Board recognizes that depending on the circumstances, other leadership models, such as the appointment of a lead independent director, might be appropriate. Accordingly, the Board may periodically review its leadership structure. In addition, following the completion of the offering, the Board will hold executive sessions in which only independent directors are present.

Our Board of Directors is primarily responsible for overseeing our risk management processes. Our Board of Directors receives and reviews periodic reports from management, auditors, legal counsel, and others, as considered appropriate regarding our Company’s assessment of risks. The Board of Directors focuses on the most significant risks facing our Company and our Company’s general risk management strategy, and also ensures that risks undertaken by our Company are consistent with the Board’s appetite for risk. While the Board oversees our Company, our Company’s management is responsible for day-to-day risk management processes. We believe this division of responsibilities is the most effective approach for addressing the risks facing our Company and that our Board leadership structure supports this approach.

Compensation Committee Interlocks and Insider Participation

None of the members of our Compensation Committee, at any time, has been one of our officers or employees. None of our executive officers currently serves, or in the past year has served, as a member of the Board of Directors or Compensation Committee of any entity that has one or more executive officers on our Board of Directors or Compensation Committee. For a description of transactions between us and members of our Compensation Committee and affiliates of such members, please see “Certain Relationships and Related Party Transactions”.

Code of Ethics

The Company has adopted a Code of Ethics and Business Conduct that applies to all of its directors, officers (including our principal executive officer, principal financial officer, principal accounting officer or controller, and any person performing similar functions) and employees. The Code of Ethics and Business Conduct is available on our website at ir.droneaviationcorp.com/governance-docs.

EXECUTIVE COMPENSATION

The following table provides certain summary information concerning compensation awarded to, earned by or paid to our named executive officers during the fiscal years ended December 31, 2018 and 2017. Named executive officers includes our Chief Executive Officer, Chief Financial Officer and our two other most highly compensated officers in the fiscal years ended December 31, 2018 and 2017.

Name and Principal Position	Year	Salary ($)	Bonus ($)	Stock Awards ($)(4)		Option Awards ($)(5)	All Other Compensation ($)	Total ($)
Jay Nussbaum,	2018	245,000	225,000	315,000		848,017	29,096	1,662,113
Chief Executive Officer and Chairman (1)	2017	128,000	0	0	(1)	2,380,417	0	2,508,417

Felicia Hess,	2018	150,833	25,000	302,050		347,904	22,744	848,531
Chief Operating Officer (2)	2017	150,000	0	0	(2)	1,182,460	0	1,332,460

Daniyel Erdberg,	2018	165,833	175,000	232,750		347,904	17,525	939,012
President (3)	2017	156,250	0	0	(3)	1,035,378	3,500	1,195,128

(1)

For service as Chief Executive Officer in 2018, Mr. Nussbaum received one option award. On August 22, 2018, Mr. Nussbaum was awarded a Stock Option to purchase 390,000 (1,950,000 pre-reverse split) shares of the Company’s common stock with an exercise price of $5.00 ($1.00 pre-reverse split) per share and a performance vesting condition. One September 26, 2018, the August 22, 2018 Option was cancelled and reissued as 470,000 (2,350,000 pre-reverse split) shares with an exercise price of $3.25 ($0.65 pre-reverse split) per share. On December 27, 2018, the option became fully vested. The Company recognized $848,017 expense in 2018 on the September 26, 2018 Option award. Mr. Nussbaum received a bonus of $29,096 for taxes paid on his behalf on the March 28, 2018 vesting of 90,000 (450,000 pre-reverse split) shares of stock issued in September 2016 valued at $315,000 on the date vested. Mr. Nussbaum earned a 2018 year-end bonus of $225,000 of which $125,000 was paid in 2018 and the balance of $100,000 to be paid in 2019.

For service as Chief Executive Officer in 2017, Mr. Nussbaum received two option awards. The first award of 400,000 (2,000,000 pre-reverse split) option shares were immediately vested with a strike price of $5.00 ($1.00 pre-reverse split) and an expiration date of August 3, 2021 and valued at $1,284,925. The second award of 180,000 (900,000 pre-reverse split) option shares were immediately vested with a strike price of 6.75 ($1.35 pre-reverse split) and an expiration date of November 9, 2021 and valued at $830,734. On December 21, 2018 these two 2017 options were modified to an exercise price of $2.50 ($0.50 pre-reverse split) per share. The Company recognized an additional $164,156 and $100,602 expense in 2018 on these August 3 and November 9, 2017 option awards, respectively.

(2)

On December 4, 2018 Ms. Hess’s title changed to Chief Quality Officer.

For service as Chief Operating Officer and Chief Quality Officer in 2018, Ms. Hess received one option award. On August 22, 2018, Ms. Hess was awarded a Stock Option to purchase 160,000 (800,000 pre-reverse split) shares of the Company’s common stock with an exercise price of $5.00 ($1.00 pre-reverse split) per share and a performance vesting condition. One September 26, 2018, the August 22, 2018 Option was cancelled and reissued as 200,000 (1,000,000 pre-reverse split) shares with an exercise price of $3.25 ($0.65 pre-reverse split) per share. On December 27, 2018, the option became fully vested. The Company recognized $347,904 expense in 2018 on the September 26, 2018 Option award. Ms. Hess received a bonus of $22,744 for taxes paid on her behalf on the March 28, 2018 vesting of 86,300 (431,500 pre-reverse split) shares of stock issued in September 2016 valued at $302,050 on the date vested. Ms. Hess earned a 2018 year-end bonus of $25,000 of which $0 was paid in 2018 and the balance of $25,000 to be paid in 2019.

For service as Chief Operating Officer in 2017, Ms. Hess received two option awards. The first award of 240,000 (1,200,000 pre-reverse split) option shares were immediately vested with a strike price of $5.00 ($1.00 pre-reverse split) and an expiration date of August 3, 2021 and valued at $773,522. The second award of 60,000 (300,000 pre-reverse split) option shares were immediately vested with a strike price of $6.75 ($1.35 pre-reverse split) and an expiration date of November 9, 2021 and valued at $276,911. On December 21, 2018 these two 2017 options were modified to an exercise price of $2.50 ($0.50 pre-reverse split) per share. The Company recognized an additional $98,493 and $33,534 expense in 2018 on these August 3 and November 9, 2017 option awards, respectively.

(3)

For service as President in 2018, Mr. Erdberg received one option award. On August 22, 2018, Mr. Erdberg was awarded a Stock Option to purchase 160,000 (800,000 pre-reverse split) shares of the Company’s common stock with an exercise price of $5.00 ($1.00 pre-reverse split) per share and a performance vesting condition. One September 26, 2018, the August 22, 2018 Option was cancelled and reissued as 200,000 (1,000,000 pre-reverse split) shares with an exercise price of $3.25 ($0.65 pre-reverse split) per share. On December 27, 2018, the option became fully vested. The Company recognized $347,904 expense in 2018 on the September 26, 2018 Option award. Mr. Erdberg received a bonus of $17,525 for taxes paid on his behalf on the March 28, 2018 vesting of 66,500 (332,500 pre-reverse split) shares of stock issued in September 2016 valued at $232,750 on the date vested. Mr. Erdberg earned a 2018 year-end bonus of $175,000 of which $150,000 was paid in 2018 and the balance of $25,000 to be paid in 2019.

For service as President in 2017, Mr. Erdberg received two option awards. The first award of 228,000 (1,140,000 pre-reverse split) option shares were immediately vested with a strike price of $5.00 ($1.00 pre-reverse split) and an expiration date of August 3, 2021 and valued at $734,846. The second award of 40,000 (200,000 pre-reverse split) option shares were immediately vested with a strike price of $6.75 ($1.35 pre-reverse split) and an expiration date of November 9, 2021 and valued at $184,607. On December 21, 2018 these two 2017 options were modified to an exercise price of $2.50 ($0.50 pre-reverse split) per share. The Company recognized an additional $93,569 and $22,356 expense in 2018 on these August 3 and November 9, 2017 option awards, respectively.

(4)	Amounts shown in the “Stock Awards” column reflect the aggregate grant date fair value calculated in accordance with FASB ASC 718 for the respective fiscal year with respect to shares of restricted stock and immediately vested shares granted to our named executive officers. Amounts reflect our accounting for these awards and do not necessarily correspond to the actual values that may be realized by our named executive officers. The grant date fair values of shares of restricted stock and immediately vested shares were determined as of the grant date using the closing bid price of our common stock on the grant date. The assumptions used for the valuations are set forth in Note 9 – Shareholder Equity in the Notes to the December 31, 2018 audited financial statements. Pursuant to SEC rules, we disregarded the estimates of forfeitures related to service-based vesting conditions. See the Outstanding Equity Awards at Fiscal Year-End Table in this Annual Report and related notes for information with respect to equity awards made prior to fiscal 2017.

(5)	Amounts shown in the “Option Awards” column reflect the aggregate grant date fair value calculated in accordance with FASB ASC 718 for the respective fiscal year with respect to stock options granted to our named executive officers. Amounts reflect our accounting for these option grants and do not necessarily correspond to the actual values that may be realized by our named executive officers. The grant date fair values of these option grants were calculated at the grant date using the Black-Scholes-Merton option-pricing model. The assumptions used for the valuations are set forth in Note 11 – Employee Stock Options in the notes to 2018 audited financial statements. Pursuant to SEC rules, we disregarded the estimates of forfeitures related to service-based vesting conditions. See the Outstanding Equity Awards at Fiscal Year-End Table in this prospectus and related notes for information with respect to stock options granted prior to fiscal 2017.

Employment Contracts and Potential Payments Upon Termination or Change in Control

Except as set forth below, we currently have no written employment agreements with any of our officers, directors, or key employees.

Jay Nussbaum Employment Agreement. On April 27, 2016, we entered into an Employment Agreement with Jay Nussbaum (as amended, the “Nussbaum Employment Agreement”), whereby Mr. Nussbaum agreed to serve as our Chief Executive Officer and a director (with such service as a director subject to the terms of a Director Agreement, dated June 1, 2015) for a period of two (2) years and twenty-two (22) days, subject to renewal for successive one year terms, in consideration of an annual salary of $1 base salary. The Nussbaum Employment Agreement was subsequently amended to extend the term of Mr. Nussbaum’s employment to December 31, 2018. On December 4, 2018, the Nussbaum Employment Agreement was amended to reflect an increase in Mr. Nussbaum’s base salary to $300,000 and to extend his term of employment to December 31, 2019. Additionally, Mr. Nussbaum is eligible for an annual cash bonus in an amount equal to up to one hundred fifty percent (150%) of his then-current base salary if we meet or exceed criteria adopted by the Compensation Committee of the Board of Directors. Mr. Nussbaum shall also be eligible for grants of awards under stock option or other equity incentive plans of our Company as our Compensation Committee may from time to time determine and shall be entitled to participate in all benefits plans we provide to our senior executives. We shall reimburse Mr. Nussbaum for all reasonable out-of-pocket expenses actually incurred or paid by Mr. Nussbaum in the course of his employment. In the event Mr. Nussbaum’s employment is terminated without Cause or by Mr. Nussbaum with Good Reason (as such terms are defined in the Nussbaum Employment Agreement), then in addition to receiving accrued but unpaid compensation and vacation pay through the end of the term of employment, benefits accrued and outstanding under benefit plans, and the reimbursement of documented, unreimbursed expenses prior to the date of termination, Mr. Nussbaum will be entitled to receive severance benefits equal to six months of his then-current base salary, continued coverage under our benefit plans for a period of twelve months and payment of his pro-rated earned annual bonus. Mr. Nussbaum has also agreed to non-competition and non-solicitation provisions effective during his term of employment and for one year thereafter.

Felicia Hess Employment Agreement. On May 18, 2015, we entered into an employment agreement with Felicia Hess (as amended, the “F. Hess Employment Agreement”), whereby Ms. Hess agreed to serve as our Chief Executive Officer and director for a period of two (2) years, subject to renewal for successive one-year terms, in consideration for an annual salary of $150,000. On October 2, 2015, Ms. Hess resigned as Chief Executive Officer and as a director, and the F. Hess Employment Agreement was amended to reflect Ms. Hess’s appointment as Chief Operating Officer. The F. Hess Employment Agreement was subsequently amended to extend the term of Ms. Hess’s employment to December 31, 2018. On December 4, 2018, the F. Hess Employment Agreement was amended to reflect an increase in Ms. Hess’ base salary to $160,000 and to extend her term of employment to December 31, 2019. Ms. Hess title was also changed to Chief Quality Officer. Under the F. Hess Employment Agreement, Ms. Hess is eligible for an annual cash bonus in an amount equal to up to one hundred fifty percent (150%) of her then-current base salary if we meet or exceed criteria adopted by the Compensation Committee of the Board of Directors. Ms. Hess shall also be eligible for grants of awards under stock option or other equity incentive plans of our Company as our Compensation Committee may from time to time determine and shall be entitled to participate in all benefits plans we provide to our senior executives. We shall reimburse Ms. Hess for all reasonable out-of-pocket expenses actually incurred or paid in the course of her employment. In the event Ms. Hess’ employment is terminated without Cause or by Ms. Hess with Good Reason (as such terms are defined in the F. Hess Employment Agreement), , then in addition to receiving accrued but unpaid compensation and vacation pay through the end of the term of employment, benefits accrued and outstanding under benefit plans, and the reimbursement of documented, unreimbursed expenses prior to the date of termination, Ms. Hess shall be entitled to receive severance benefits equal to six months of her then-current base salary, continued coverage under our benefit plans for a period of twelve months, payment of her pro-rated earned annual bonus, and the vesting of all unvested options or restricted stock awards will be accelerated. Ms. Hess has also agreed to non-competition and non-solicitation provisions during her term of employment and for one year thereafter.

Daniyel Erdberg Employment Agreement. On May 18, 2015, we entered into an employment agreement with Daniyel Erdberg (as amended, the “Erdberg Employment Agreement”), whereby Mr. Erdberg agreed to serve as our Chief Operating Officer for a period of two (2) years, subject to renewal for successive one-year terms, in consideration for an annual salary of $140,000. On October 2, 2015, Mr. Erdberg resigned as Chief Operating Officer, and the Erdberg Employment Agreement was amended to reflect his appointment as President of the Company. The Erdberg Employment Agreement was subsequently further amended to increase Mr. Erdberg’s base salary to $150,000 and to extend his term of employment to December 31, 2018. On August 3, 2017, the Erdberg Employment Agreement was amended to reflect an increase in Mr. Erdberg’s base salary to $165,000. On December 4, 2018, the Erdberg Employment Agreement was amended to reflect an increase in Mr. Erdberg’s base salary to $175,000 and to extend his term of employment to December 31, 2019. Under the Erdberg Employment Agreement, Mr. Erdberg is eligible for an annual cash bonus in an amount equal to up to one hundred fifty percent (150%) of his then-current base salary if we meet or exceed criteria adopted by the Compensation Committee of the Board of Directors. Mr. Erdberg shall also be eligible for grants of awards under stock option or other equity incentive plans of our Company as the Compensation Committee may from time to time determine and shall be entitled to participate in all benefits plans we provide to our executives. We shall reimburse Mr. Erdberg for all reasonable out-of-pocket expenses actually incurred or paid in the course of his employment. In the event Mr. Erdberg’s employment is terminated without Cause or by Mr. Erdberg with Good Reason (as such terms are defined in the Erdberg Employment Agreement), then in addition to receiving accrued but unpaid compensation and vacation pay through the end of the term of employment, benefits accrued and outstanding under benefit plans, and the reimbursement of documented, unreimbursed expenses prior to the date of termination, Mr. Erdberg shall be entitled to receive severance benefits equal to six months of his then-current base salary, continued coverage under our benefit plans for a period of twelve months after his termination date and payment of his pro-rated earned annual bonus. Mr. Erdberg has also agreed to non-competition and non-solicitation provisions during the term of his employment and for one year thereafter.

2015 Equity Incentive Plan

The Board of Directors and shareholders holding a majority of the Company’s voting capital approved and adopted the 2015 Equity Incentive Plan (the “2015 Plan”) on September 4, 2015 and October 1, 2015, respectively. The 2015 Plan authorizes the issuance of up to an aggregate maximum of 2,000,000 (10,000,000 pre-reverse split) shares of the common stock, subject to adjustment as described in the 2015 Plan. The 2015 Plan shall be administered by the Board or one or more committees appointed by the Board or another committee (“Administrator”). The Administrator, in its discretion, selects the individuals to whom awards may be granted, the time or times at which such awards are granted, and the terms of such awards. The 2015 Plan authorizes the Company to grant stock options, stock appreciation rights, restricted shares, restricted share unit, cash awards, other awards, and performance-based awards. Awards may be granted to the Company’s officers, employees, directors and consultants.

The purpose of 2015 Plan is to promote the success of the Company and to increase stockholder value by providing an additional means through the grant of awards to attract, motivate, retain and reward selected employees and other eligible persons. The Board may, at any time, terminate or, from time to time, amend, modify or suspend this 2015 Plan, in whole or in part. To the extent then required by applicable law or any applicable stock exchange or required under the Internal Revenue Code to preserve the intended tax consequences of the 2015 Plan, or deemed necessary or advisable by the Board, the 2015 Plan and any amendment to the 2015 Plan shall be subject to stockholder approval. Unless earlier terminated by the Board, the 2015 Plan will terminate ten years from the date of adoption.

Outstanding Equity Awards at Fiscal Year-End

The following table sets forth outstanding equity awards to our named executive officers as of December 31, 2018.

			Pre- Reverse Split Option awards
Name	Post Reverse Split Number of securities underlying unexercised options (#) exercisable	Post Reverse Split Option exercise price ($)	Number of securities underlying unexercised options (#) exercisable	Option exercise price ($)	Option expiration date
(a)	(b)	(e)	(b)	(e)	(f)
Jay Nussbaum
Option Grant	400,000	2.50	2,000,000	0.50	8/3/2021
Option Grant	180,000	2.50	900,000	0.50	11/9/2021
Option Grant	470,000	3.25	2,350,000	0.65	9/26/2022

Kendall Carpenter
Option Grant	55,000	2.50	275,000	0.50	8/3/2021
Option Grant	34,000	2.50	170,000	0.50	11/9/2021
Option Grant	26,000	5.00	130,000	1.00	5/16/2022
Option Grant	60,000	3.25	300,000	0.65	9/26/2022

Felicia Hess
Option Grant	240,000	2.50	1,200,000	0.50	8/3/2012
Option Grant	60,000	2.50	300,000	0.50	11/9/2021
Option Grant	200,000	3.25	1,000,000	0.65	9/26/2022

Daniyel Erdberg
Option Grant	228,000	2.50	1,140,000	0.50	8/3/2012
Option Grant	40,000	2.50	200,000	0.50	11/9/2021
Option Grant	200,000	3.25	1,000,000	0.65	9/26/2022

Director Compensation

Each of our non-employee directors receives an annual cash retainer that ranges between $24,000 and $36,000. We reimburse our non-employee directors for reasonable travel expenses incurred in attending board and committee meetings. Our non-employee directors also participate in our equity compensation plans.

2018 Director Compensation Table

The following table sets forth director compensation for the fiscal year ended December 31, 2018 (excluding compensation to the Company’s executive officers set forth in the summary compensation table below).

Name	Fees Earned or Paid in Cash	Stock Awards(1)	Total ($)
Robert Guerra(2)	$20,500	$32,611	$53,111
David Aguilar(3)	$26,500	$120,073	$146,573
Timothy Hoechst(4)	$26,500	$46,096	$72,596
LTG John E. Miller (Ret.)(5)	$38,500	$46,009	$84,509

Total:	$112,000	$244,786	$356,789

(1)	The amounts reflected for Stock Awards in the table above represent the dollar amount recognized for financial statement reporting purposes with respect to the fair value of securities granted in accordance with SFAS 123R. Pursuant to SEC rules, the amounts shown exclude the impact of estimated forfeitures related to service-based vesting conditions. These amounts reflect our accounting expense for these awards, and do not correspond to the actual value that may be realized upon exercise.

(2)

Mr. Guerra was appointed on March 28, 2018 for a term of two years and, pursuant to the terms of a Director Agreement, will be paid an annual fee of $24,000 and was awarded Stock Options (the “Director Options”) to purchase 20,000 (100,000 pre-reverse split) shares of the Company’s common stock with an exercise price of $5.00 ($1.00 pre-reverse split) per share valued at $38,393 on the date of the award, with $21,739 expense recognized in 2018 and $16,54 expense to be recognized. The Director Options vest as follows: 10,000 (50,000 pre-reverse split) shares one year after the date of appointment so long as he is a member of the Board and 10,000 (50,000 pre-reverse split) shares two years after the date of appointment so long as he is a member of the Board. Mr. Guerra’s appointment will terminate, however, upon his resignation, removal or failure to be appointed or re-appointed by the Company’s shareholders as a director of the Company as provided for in its bylaws or as provided for under Nevada law, or upon request of the Company’s Chief Executive Officer.

On August 22, 2018, Mr. Guerra was awarded a Stock Option to purchase 5,000 (25,000 pre-reverse split) shares of the Company’s common stock with an exercise price of $5.00 ($1.00 pre-reverse split) per share and a performance vesting condition. One September 26, 2018, the August 22, 2018 Option was cancelled and reissued with an exercise price of $3.25 ($0.65 pre-reverse split) per share. On December 27, 2018, the option became fully vested. The Company recognized $10,872 expense in 2018 on the September 26, 2018 Option award.

(3)

Mr. Aguilar was appointed on January 9, 2017 for a term of two years and, pursuant to the terms of a Director Agreement with Global Security Innovative Strategies, LLC (“GSIS”), will be paid an annual fee of $24,000 and was awarded Stock Options (the “Director Options”) to purchase 20,000 (100,000 pre-reverse split) shares of the Company’s common stock with an exercise price of $14.50 ($2.90 pre-reverse split) per share. Mr. Aguilar has been reappointed for another two-year term through January 2, 2021 at the same annual fee of $24,000. The Company recognized $45,516 expense in 2018 related to the Director Options. The Director Options vest as follows: 10,000 (50,000 pre-reverse split) shares one year after the date of appointment so long as he is a member of the Board and 10,000 (50,000 pre-reverse split) shares two years after the date of appointment so long as he is a member of the Board. The Director Options became fully vested on January 2, 2019.

On August 22, 2018, Mr. Aguilar was awarded a Stock Option to purchase 30,000 (150,000 pre-reverse split) shares of the Company’s common stock with an exercise price of $5.00 ($1.00 pre-reverse split) per share and a performance vesting condition. One September 26, 2018, the August 22, 2018 Option was cancelled and reissued with an exercise price of $3.25 ($0.65 pre-reverse split) per share. On December 27, 2018, the option became fully vested. The Company recognized $65,232 expense in 2018 on the September 26, 2018 Option award.

On August 3, 2017, Mr. Aguilar was awarded a Stock Option to purchase 20,000 (100,000 pre-reverse split) shares of the Company’s common stock with an exercise price of $5.00 ($1.00 pre-reverse split) per share and immediate vesting. On November 9, 2017, Mr. Aguilar was awarded a Stock Option to purchase 2,000 (10,000 pre-reverse split) shares of the Company’s common stock with an exercise price of $5.00 ($1.00 pre-reverse split) per share and immediate vesting. On December 21, 2018 these two options were modified to an exercise price of $2.50 ($0.50 pre-reverse split) per share. The Company recognized an additional $8,208 and $1,117 expense in 2018 on these August 3 and November 9, 2017 option awards, respectively.

(4)

Mr. Hoechst was appointed on December 13, 2017 for a term of two years and, pursuant to the terms of a Director Agreement, will be paid an annual fee of $24,000 and was awarded Stock Options (the “Director Options”) to purchase 20,000 (100,000 pre-reverse split) shares of the Company’s common stock with an exercise price of $5.00 ($1.00 pre-reverse split) per share valued at $49,733 on the date of award. The Company recognized $35,224 expense in 2018 with $12,778 expense to be recognized The Director Options vest as follows: 10,000 (50,000 pre-reverse split) shares one year after the date of appointment so long as he is a member of the Board and 10,000 (50,000 pre-reverse split) shares two years after the date of appointment so long as he is a member of the Board. Mr. Hoechst’s appointment will terminate, however, upon his resignation, removal or failure to be appointed or re-appointed by the Company’s shareholders as a director of the Company as provided for in its bylaws or as provided for under Nevada law, or upon request of the Company’s Chief Executive Officer.

On August 22, 2018, Mr. Hoechst was awarded a Stock Option to purchase 5,000 (25,000 pre-reverse split) shares of the Company’s common stock with an exercise price of $5.00 ($1.00 pre-reverse split) per share and a performance vesting condition. One September 26, 2018, the August 22, 2018 Option was cancelled and reissued with an exercise price of $3.25 ($0.65 pre-reverse split) per share. On December 27, 2018, the option became fully vested. The Company recognized $10,872 expense in 2018 on the September 26, 2018 Option award.

(5)

Mr. Miller was appointed on December 13, 2017 for a term of two years and, pursuant to the terms of a Director Agreement, will be paid an annual fee of $36,000 and was awarded Stock Options (the “Director Options”) to purchase 20,000 (100,000 pre-reverse split) shares of the Company’s common stock with an exercise price of $5.00 ($1.00 pre-reverse split) per share valued at $49,699 on the date of award. The Company recognized $35,137 expense in 2018 with $12,770 expense to be recognized. The Director Options vest as follows: 10,000 (50,000 pre-reverse split) shares one year after the date of appointment so long as he is a member of the Board and 10,000 (50,000 pre-reverse split) shares two years after the date of appointment so long as he is a member of the Board. Mr. Miller’s appointment will terminate, however, upon his resignation, removal or failure to be appointed or re-appointed by the Company’s shareholders as a director of the Company as provided for in its bylaws or as provided for under Nevada law, or upon request of the Company’s Chief Executive Officer.

On August 22, 2018, Mr. Miller was awarded a Stock Option to purchase 5,000 (25,000 pre-reverse split) shares of the Company’s common stock with an exercise price of $5.00 ($1.00 pre-reverse split) per share and a performance vesting condition. One September 26, 2018, the August 22, 2018 Option was cancelled and reissued with an exercise price of $3.25 ($0.65 pre-reverse split) per share. On December 27, 2018, the option became fully vested. The Company recognized $10,872 expense in 2018 on the September 26, 2018 Option award.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Under Item 404 of SEC Regulation S-K, a related person transaction is any actual or proposed transaction, arrangement or relationship or series of similar transactions, arrangements or relationships, including those involving indebtedness not in the ordinary course of business, to which we or our subsidiaries were or are a party, or in which we or our subsidiaries were or are a participant, in which the amount involved exceeded or exceeds the lesser of $120,000 or one percent of the average of our total assets at year-end for the last two completed fiscal years and in which any of our directors, nominees for director, executive officers, beneficial owners of more than 5% of any class of our voting securities (a “significant shareholder”), or any member of the immediate family of any of the foregoing persons, had or will have a direct or indirect material interest.

We recognize that transactions between us and any of our directors or executives or with a third party in which one of our officers, directors or significant shareholders has an interest can present potential or actual conflicts of interest and create the appearance that our decisions are based on considerations other than the best interests of our Company and stockholders.

The Audit Committee of the Board of Directors is charged with responsibility for reviewing, approving and overseeing any transaction between the Company and any related person (as defined in Item 404 of Regulation S-K), including the propriety and ethical implications of any such transactions, as reported or disclosed to the Audit Committee by the independent auditors, employees, officers, members of the Board of Directors or otherwise, and to determine whether the terms of the transaction are not less favorable to us than could be obtained from an unaffiliated party.

From time to time we engage in transactions with related parties. The following is a summary of the related party transactions during the three months ended March 31, 2019 and the fiscal years ended December 31, 2018 and 2017 requiring disclosure pursuant to Item 404 of Regulation S-K.

Series 2016 Convertible Notes

On September 29, 2016, the Company issued Convertible Promissory Notes Series 2016 due October 1, 2017 in the aggregate principal amount of $3,000,000 in a private placement to the Chairman of the Board and the Chairman of the Strategic Advisory Board of the Company, both of whom are greater than 10% shareholders of the Company. The notes bear interest at a rate of six percent (6%) per annum. The Company may prepay the notes at any time without penalty.

On August 3, 2017, the Company entered into amendments with the owners and holders of the Series 2016 Convertible Notes to extend the maturity date for each of the notes to April 1, 2019 and revise the conversion price to mean $1.00 per share subject to proportional adjustment in the event of stock splits, stock dividends and similar corporate events.

On December 21, 2018, the Company entered into amendments with the owners and holders of the Series 2016 Convertible Notes to reduce the conversion price under such notes to $2.50 ($0.50 pre-reverse split) per share in exchange for the holders of such convertible notes agreement to convert the principal amount and accrued interest under such notes concurrently with the execution of the amendment. The Company issued 635,483 (3,177,411 pre-reverse split) shares of common stock to Frost Gamma in full settlement of the $1,500,000 principal balance and $88,705 accrued interest. The Company issued 600,000 (3,000,000 pre-reverse split) shares of common stock to Jay Nussbaum in full settlement of the $1,500,000 principal balance and settled $88,212 accrued interest in cash.

Series 2017 Convertible Note

On August 3, 2017, the Company issued a Secured Convertible Promissory Note Series 2017 due August 2, 2018 in the aggregate principal amount of $2,000,000 (the “Series 2017 Convertible Note”) in a private placement to Frost Nevada Investments Trust (“Frost Nevada”). Frost Nevada is a trust that is controlled by Dr. Frost, a substantial shareholder of the Company. The note evidences a revolving line of credit with advances that may be requested by the Company until the maturity date of August 2, 2018 so long as no event of default exists under the loan. As of December 31, 2017, we have borrowed a total of $1,000,000 under the Series 2017 Secured Convertible Note leaving availability of $1,000,000 under such note. Accrued interest of $5,625 has been recognized as of December 31, 2017.

During 2018, the Company borrowed an additional $1,000,000 on the Series 2017 Convertible Note bringing the total amount of principal to $2,000,000. On December 21, 2018, the Company entered into an amendment with Frost Nevada to reduce the conversion price under such notes to $2.50 ($0.50 pre-reverse split) per share in exchange for Frost Nevada’s agreement to convert the principal amount and accrued interest under such notes concurrently with the execution of the amendment. The Company issued 806,148 (4,030,740 pre-reverse split) shares of common stock to Frost Nevada in full settlement of the $2,000,000 principal balance and $15,370 accrued interest.

Global Security Innovative Strategies, LLC

On November 10, 2017, the Company and Global Security Innovative Strategies, LLC (“GSIS”), a related party, entered in an agreement whereby GSIS will provide business development support and general consulting services for sales opportunities with U.S. government agencies and other identified prospects. The agreement is for a period of six months beginning on November 1, 2017. The Company agreed to pay GSIS a fee of $10,000 per month and will evaluate the fee after 90 days. On September 26, 2018, the parties amended the agreement to extend the period of service through September 2019 with monthly auto renew extensions thereafter. The Company also agreed to issue 20,000 (100,000 pre-reverse split) options to purchase Company stock which were immediately vested, had a strike price of $5.00 ($1.00 pre-reverse split) and terminate on September 26, 2022. The Company agreed to pay the expenses of GSIS incurred in connection with the performance of its duties under the agreement. Either party may terminate or renew the agreement at any time, for any reason or no reason, upon at least 30 days’ notice to the other party. David Aguilar, a member of the Company’s board of directors, is a principal at GSIS.

2018 Common Stock Issuance

On December 27, 2018, the Company completed the sale of 800,000 (4,000,000 pre-reverse split) shares of its common stock pursuant to the Amended SPA at $2.50 ($0.50 pre-reverse split) per share for an aggregate of $2,000,000, of which 200,000 shares (1,000,000 pre-reverse split) shares were issued to Jay Nussbaum, the Company’s Chief Executive Officer and Chairman of the Board of Directors, and 600,000 (3,000,000 pre-reverse split) shares were issued to Frost Gamma Investment Trust, of which Dr. Phillip Frost, a substantial shareholder of the Company, is the trustee.

2019 Common Stock Issuance

On January 25, 2019, the Company completed the sale of 803,100 (4,015,500 pre-reverse split) shares of its common stock pursuant to the Amended SPA at $2.50 ($0.50 pre-reverse split) per share for an aggregate of $2,007,750. The aggregate consideration consisted of (1) cash in the aggregate amount of $1,432,750, (2) a promissory note from a single non-affiliate investor in the aggregate principal amount of $500,000, which was repaid on February 8, 2019 including $575 in accrued interest, (3) a full-recourse promissory note payable with a maturity date of January 25, 2020 by Dan Erdberg in the amount of $50,000 which was cancelled on April 30, 2019 pursuant to Stock Redemption and Note Cancellation Agreements, and (4) a full-recourse promissory note payable with a maturity date of January 25, 2020 by Kendall Carpenter, the Company’s Executive Vice President and Chief Financial Officer, in the amount of $25,000 which was reduced by $7,500 in January 2019, leaving a principal balance of $17,500 which was repaid in full on April 30, 2019, including $134 in accrued interest. Each note bore an interest rate at a fixed rate of 3% per annum and principal and interest under the notes could be prepaid at any time without penalty.

Outsourced Technology Services

On March 21, 2019, concurrent with the resignation of Kevin Hess, the Company’s prior Chief Technology Officer, the Company and Cognitive Carbon Corporation (“CCC”), a related party, entered into an agreement pursuant to which CCC agreed to provide Chief Technology Officer services, sales and marketing services and outsourced software and platform development services to be provided personally by Kevin Hess or third-party development firms of his choosing for outsourced development. CCC will receive $19,750 per month for one year for the Chief Technology Officer services and potential bonuses and an amount up to $120,000 for outsourced software and platform development. Felicia Hess, the Company’s Chief Quality Officer, who is married to Kevin Hess, is the President and Director of CCC.

Director Independence

Under the rules of the OTCQB, we are not required to maintain a majority of independent directors on our Board of Directors and we are not required to establish committees of the Board of Directors consisting of independent directors. However, we intend to apply to list our common stock on the Nasdaq Capital Market (“NASDAQ”). In order to list our common stock on the NASDAQ, we are required to comply with the NASDAQ standards relating to corporate governance, requiring, among other things, that:

●	A majority of our Board of Directors to consist of “independent directors” as defined by the applicable rules and regulations of the NASDAQ;

●	The compensation of our executive officers to be determined, or recommended to the Board of Directors for determination, by independent directors constituting a majority of the independent directors of the Board in a vote in which only independent directors participate or by a Compensation Committee comprised solely of independent directors;

●	That director nominees to be selected, or recommended to the Board of Directors for selection, by independent directors constituting a majority of the independent directors of the Board in a vote in which only independent directors participate or by a nomination committee comprised solely of independent directors; and

●	Establishment of an audit committee with at least three independent directors as well as composed entirely of independent directors, where at least one of the independent directors qualifies as an audit committee financial expert under SEC rules and as a financially sophisticated audit committee member under the applicable Exchange rules.

Under applicable NASDAQ rules, a director will only qualify as an “independent director” if, in the opinion of the listed company’s board of directors, that person does not have a relationship that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director. In order to be considered independent for purposes of Rule 10A-3, a member of an audit committee of a listed company may not, other than in his or her capacity as a member of the audit committee, the board of directors, or any other board committee, accept, directly or indirectly, any consulting, advisory, or other compensatory fee from the listed company or any of its subsidiaries or otherwise be an affiliated person of the listed company or any of its subsidiaries. Our Board of Directors has determined in its business judgment that each of General John Miller and Messrs. Guerra and Hoechst is independent within the meaning of the OTCQX Rules for U.S. Companies, NASDAQ rules for U.S. Companies, the Sarbanes-Oxley Act and related SEC rules. Therefore, a majority of the members of our Board of Directors is independent.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth the number of shares of and percent of the Company’s common stock beneficially owned as of June 7, 2019 (pre-reverse split and post-reverse split), by all directors, our named executive officers, our directors and executive officers as a group, and persons or groups known by us to own beneficially 5% or more of our common stock, immediately prior to this Offering, and immediately after the closing of this offering, as adjusted to reflect the sale of _________ shares of our common stock in this Offering, which assumes the underwriters exercise their option to purchase additional shares of our common stock.

The business address of each of the beneficial owners listed below is c/o Drone Aviation Holding Corp., 11651 Central Parkway, #118, Jacksonville, Florida 32224.

Name of Beneficial Owner	Pre-Reverse Split Amount and Nature of Beneficial Ownership	Post-Reverse Split Amount and Nature of Beneficial Ownership	Pre-Closing Percentage of Class (1)	Post-Closing Amount and Nature of Beneficial Ownership	Post-Closing Percentage of Class (1)
5% Shareholders
Dr. Phillip Frost (2)	13,672,318	2,734,464	46.3%	13,672,318		%

Named Executive Officers and Directors
Jay Nussbaum (3)	10,846,433	2,169,287	33.1%	10,846,433		%

Felicia Hess (4)	3,739,833	747,967	12.4%	3,739,833		%

Daniyel Erdberg (5)	3,243,833	648,767	10.9%	3,243,833		%

Robert Guerra (6)	175,000	35,000	*%	175,000		%

Timothy Hoechst (7)	130,000	26,000	*%	130,000		%

John E. Miller (8)	75,000	15,000	*%	75,000		%

David Aguilar (9)	410,000	82,000	1.5%	410,000		%

Executive Officers and Directors as a Group (8 persons)	19,796,432	3,959,287	63.3%	3,959,287		%

*	less than 1%.

(1)	The pre-closing percentages in the table have been calculated on the basis of treating as outstanding for a particular person, all shares of our capital stock outstanding on June 7, 2019. The post-closing percentages in the table have been calculated on the basis of treating as outstanding for a particular personal, all shares of our capital stock outstanding on June 7, 2019, plus the assumed sale of shares of our common stock in this Offering, which assumes the underwriters exercise their option to purchase additional shares of our common stock. On June 7, 2019, there were 5,511,225 (27,556,121 pre-reverse split) shares of our common stock outstanding. To calculate a stockholder’s percentage of beneficial ownership, we include in the numerator and denominator the common stock outstanding and all shares of our common stock issuable to that person in the event of the exercise of outstanding options and other derivative securities owned by that person which are exercisable within 60 days of June 7, 2019. Common stock options and derivative securities held by other stockholders are disregarded in this calculation. Therefore, the denominator used in calculating beneficial ownership among our stockholders may differ. Unless we have indicated otherwise, each person named in the table has sole voting power and sole investment power for the shares listed opposite such person’s name.

(2)	Represents 2,334,464 (11,672,318 pre-reverse split) shares of common stock and 400,000 (2,000,000 pre-reverse split) shares underlying vested warrants with an exercise price of $2.50 ($0.50 pre-reverse split) which expire on August 3, 2022.

(3)	Represents 1,119,287 (5,596,433 pre-reverse split) shares of common stock, 400,000 (2,000,000 pre-reverse split) shares underlying vested options with an exercise price of $2.50 ($0.50 pre-reverse split) which expire on August 3, 2021, 180,000 (900,000 pre-reverse split) shares underlying vested options with an exercise price of $2.50 ($0.50 pre-reverse split) which expire on November 9, 2021 and 470,000 (2,350,000 pre-reverse split) shares underlying vested options with an exercise price of $3.25 ($0.65 pre-reverse split) which expire on September 26, 2022.

(4)	Represents 247,967 (1,239,833 pre-reverse split) shares of common stock (of which (i) Mrs. Hess directly beneficially owns 237,967 (1,189,833 pre-reverse split) shares and (ii) Mrs. Hess may be deemed to indirectly beneficially own 10,000 (50,000 pre-reverse split) shares owned by Kevin Hess, her husband), 240,000 (1,200,000 pre-reverse split) shares underlying vested options with an exercise price of $2.50 ($0.50 pre-reverse split) which expire on August 3, 2021, 60,000 (300,000 pre-reverse split) shares underlying vested options with an exercise price of $2.50 ($0.50 pre-reverse split) which expire on November 9, 2021 and 200,000 (1,000,000 pre-reverse split) shares underlying vested options with an exercise price of $3.25 ($0.65 pre-reverse split) which expire on September 26, 2022.

(5)	Represents 180,767 (903,833 pre-reverse split) shares of common stock, 228,000 (1,140,000 pre-reverse split) shares underlying vested options with an exercise price of $2.50 ($0.50 pre-reverse split) which expire on August 3, 2021, 40,000 (200,000 pre-reverse split) shares underlying vested options with an exercise price of $2.50 ($0.50 pre-reverse split) which expire on November 9, 2021 and 200,000 (1,000,000 pre-reverse split) shares underlying vested options with an exercise price of $3.25 ($0.65 pre-reverse split) which expire on September 26, 2022.

(6)	Represents 20,000 (100,000 pre-reverse split) shares of common stock, 10,000 (50,000 pre-reverse split) shares underlying vested options with an exercise price of $5.00 ($1.00 pre-reverse split) which expire on March 31, 2022 and 5,000 (25,000 pre-reverse split) shares underlying vested options with an exercise price of $3.25 ($0.65 pre-reverse split) which expire on September 26, 2022.

(7)	Represents 11,000 (55,000 pre-reverse split) shares of common stock, 10,000 (50,000 pre-reverse split) shares underlying vested options with an exercise price of $5.00 ($1.00 pre-reverse split) which expire on December 13, 2021 and 5,000 (25,000 pre-reverse split) shares underlying vested options with an exercise price of $3.25 ($0.65 pre-reverse split) which expire on September 26, 2022.

(8)	Represents 10,000 (50,000 pre-reverse split) shares underlying vested options with an exercise price of $5.00 ($1.00 pre-reverse split) which expire on December 13, 2021 and 5,000 (25,000 pre-reverse split) shares underlying vested options with an exercise price of $3.25 ($0.65 pre-reverse split) which expire on September 26, 2022.

(9)	Represents 10,000 (50,000 pre-reverse split) shares of common stock, 20,000 (100,000 pre-reverse split) shares underlying vested options with an exercise price of $14.50 ($2.90 pre-reverse split) which expire on January 9, 2021, 20,000 (100,000 pre-reverse split) shares underlying vested options with an exercise price of $2.50 ($0.50 pre-reverse split) which expire on August 3, 2021, 2,000 (10,000 pre-reverse split) shares underlying vested options with an exercise price of $2.50 ($0.50 pre-reverse split) which expire on November 9, 2021 and 30,000 (150,000 pre-reverse split) shares underlying vested options with an exercise price of $3.25 ($0.65 pre-reverse split) which expire on September 26, 2022.

Securities Authorized for Issuance under Equity Compensation Plans

The following table provides information as of December 31, 2018, regarding our compensation plans under which equity securities are authorized for issuance:

Plan category	Post-Reverse Split Number of securities to be issued upon exercise of outstanding options, warrants and rights	Post-Reverse Split Weighted-average exercise price of outstanding options, warrants and rights	Post-Reverse Split Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))	Pre-Reverse Split Number of securities to be issued upon exercise of outstanding options, warrants and rights	Pre-Reverse Split Weighted-average exercise price of outstanding options, warrants and rights	Pre-Reverse Split Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))
	(a)	(b)	(c)	(a)	(b)	(c)
Equity compensation plans approved by security holders	12,000	$14.55	460,813	60,000	$2.91	2,304,062
Equity compensation plans not approved by security holders	3,228,000	3.00	0	16,140,000	0.60	0
Total	3,240,000	$3.05	460,813	16,200,000	$0.61	2,304,062

UNDERWRITING

Aegis Capital Corp. is acting as the lead managing underwriter and as representative of the underwriters (the “Representative”). Subject to the terms and conditions of an underwriting agreement between us and the Representative, we have agreed to sell to each underwriter named below, and each underwriter named below has severally agreed to purchase, at the public offering price less the underwriting discounts set forth on the cover page of this prospectus, the number of shares of common stock listed next to its name in the following table:

Name of Underwriter	Number of Shares
Aegis Capital Corp

Total

The underwriters are committed to purchase all the shares of common stock offered by this prospectus if they purchase any shares of common stock. The underwriting agreement also provides that if an underwriter defaults, the purchase commitments of non-defaulting underwriters may be increased, or the offering may be terminated. The underwriters are not obligated to purchase the shares of common stock covered by the underwriters’ option to purchase additional shares of common stock described below. The underwriters are offering the shares of common stock, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of legal matters by their counsel, and other conditions contained in the underwriting agreement, such as the receipt by the underwriters of officer’s certificates and legal opinions. The underwriters reserve the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part.

Over-Allotment Option

We have granted the underwriters an option exercisable for up to 45 days after the date of the underwriting agreement, to purchase up to             shares of common stock at the public offering price listed on the cover page of this prospectus, less underwriting discounts and commissions. The underwriters may exercise this option only to cover over-allotments, if any, made in connection with this offering. To the extent the option is exercised, and the conditions of the underwriting agreement are satisfied, we will be obligated to sell to the underwriters, and the underwriters will be obligated to purchase, these additional shares of common stock.

Discount and Commissions.

We have agreed to pay the underwriters a cash fee equal to eight percent (8%) of the aggregate gross proceeds.

The Representative has advised us that the underwriters propose to offer the shares directly to the public at the public offering price set forth on the cover of this prospectus. In addition, the Representative may offer some of the shares to other securities dealers at such price less a concession of up to $_________ per share. After the offering to the public, the offering price and other selling terms may be changed by the Representative without changing the Company’s proceeds from the underwriters’ purchase of the shares.

The following table shows the public offering price, underwriting discount and proceeds, before expenses, to us. The information assumes either no exercise or full exercise by the underwriters of their over-allotment option. The underwriting commissions are equal to the public offering price per share less the amount per share the underwriters pay us for the shares.

Total
	Per Share	Without Over- Allotment Option	With Over- Allotment Option
Public offering price	$	$	$
Underwriting discounts and commissions	$	$	$
Proceeds, before expenses, to us	$	$	$

We estimate that the total expenses of the offering, including registration, filing and listing fees, printing fees and legal and accounting expenses, but excluding underwriting discounts and commissions, will be approximately $[_____], all of which are payable by us. This figure includes expense reimbursements we have agreed to pay the Representative for reimbursement of its expenses related to the offering up to a maximum aggregate expense allowance of $_______, for which we have paid a $25,000 advance, which will be returned to us to the extent not offset by actual expenses.

Determination of Offering Price

Before this offering, there has been a very limited public market for our common stock. Accordingly, the public offering price will be negotiated between us and the representative. Among the factors to be considered in these negotiations are:

●	the prospects for our company and the industry in which we operate;

●	our past and present financial and operating performance;

●	financial and operating information and market valuations of publicly traded companies engaged in activities similar to ours;

●	the prevailing conditions of U.S. securities markets at the time of this offering; and

●	other factors deemed relevant.

Lock-Up Agreements

We and each of our officers, directors, affiliates and certain existing stockholders aggregating at least [●] of our outstanding shares have agreed, subject to certain exceptions, not to offer, issue, sell, contract to sell, encumber, grant any option for the sale of or otherwise dispose of any shares of our common stock or other securities convertible into or exercisable or exchangeable for shares of our common stock for a period of six (6) months after this offering is completed without the prior written consent of the Representative.

The Representative may in its sole discretion and at any time without notice release some or all of the shares subject to lock-up agreements prior to the expiration of the lock-up period. When determining whether or not to release shares from the lock-up agreements, the representative will consider, among other factors, the security holder’s reasons for requesting the release, the number of shares for which the release is being requested and market conditions at the time.

Right of First Refusal.

According to the terms of the underwriting agreement, if the Company receives net proceeds of at least 100% of the maximum amount of this offering or the Company successfully up-lists to a national securities exchange as a part of this offering, the Representative shall have the right of first refusal for a period of twelve (12) months following the date of the satisfaction of such milestones to act as the Company’s financial advisor for the first capital-raising transaction undertaken by the Company following this offering but in no case will the right of first refusal extend beyond the third anniversary of the commencement of sales of the offering.

Indemnification

We have agreed to indemnify the underwriters against specified liabilities, including liabilities under the Securities Act, and to contribute to payments the underwriters may be required to make in respect thereof.

 Electronic Offer, Sale and Distribution of Shares.

A prospectus in electronic format may be made available on a website maintained by the Representative and may also be made available on a website maintained by other underwriters. The underwriters may agree to allocate a number of shares to underwriters for sale to their online brokerage account holders. Internet distributions will be allocated by the Representative to underwriters that may make Internet distributions on the same basis as other allocations. In connection with the offering, the underwriters or syndicate members may distribute prospectuses electronically. No forms of electronic prospectus other than prospectuses that are printable as Adobe® PDF will be used in connection with this offering.

The underwriters have informed us that they do not expect to confirm sales of shares offered by this prospectus to accounts over which they exercise discretionary authority.

Other than the prospectus in electronic format, the information on any underwriter’s website and any information contained in any other website maintained by an underwriter is not part of the prospectus or the registration statement of which this prospectus forms a part, has not been approved and/or endorsed by us or any underwriter in its capacity as underwriter and should not be relied upon by investors.

Price Stabilization, Short Positions, and Penalty Bids

In connection with this offering, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of our common stock. Specifically, the underwriters may over-allot in connection with this offering by selling more shares than are set forth on the cover page of this prospectus. This creates a short position in our common stock for its own account. The short position may be either a covered short position or a naked short position. In a covered short position, the number of shares common stock over-allotted by the underwriters is not greater than the number of shares of common stock that they may purchase in the over-allotment option. In a naked short position, the number of shares of common stock involved is greater than the number of shares common stock in the over-allotment option. To close out a short position, the underwriters may elect to exercise all or part of the over-allotment option. The underwriters may also elect to stabilize the price of our common stock or reduce any short position by bidding for, and purchasing, common stock in the open market.

The underwriters may also impose a penalty bid. This occurs when a particular underwriter or dealer repays selling concessions allowed to it for distributing a security in this offering because the underwriter repurchases that security in stabilizing or short covering transactions.

Finally, the underwriters may bid for, and purchase, shares of our common stock in market making transactions, including “passive” market making transactions as described below.

These activities may stabilize or maintain the market price of our common stock at a price that is higher than the price that might otherwise exist in the absence of these activities. The underwriters are not required to engage in these activities, and may discontinue any of these activities at any time without notice.

In connection with this offering, the underwriters and selling group members, if any, or their affiliates may engage in passive market making transactions in our common stock immediately prior to the commencement of sales in this offering, in accordance with Rule 103 of Regulation M under the Exchange Act. Rule 103 generally provides that:

☐	a passive market maker may not effect transactions or display bids for our common stock in excess of the highest independent bid price by persons who are not passive market makers;

☐	net purchases by a passive market maker on each day are generally limited to 30% of the passive market maker’s average daily trading volume in our common stock during a specified two-month prior period or 200 shares, whichever is greater, and must be discontinued when that limit is reached; and

☐	passive market making bids must be identified as such.

Certain Relationships

Certain of the underwriters and their affiliates may in the future provide various investment banking, commercial banking and other financial services for us and our affiliates for which they may in the future receive customary fees, however, except for the right of first refusal disclosed in this prospectus, we have no present arrangements with any of the underwriters for any further services.

DESCRIPTION OF SECURITIES

The following description of our capital stock is based upon our articles of incorporation, as amended, our bylaws and applicable provisions of law, in each case as currently in effect. This discussion does not purport to be complete and is qualified in its entirety by reference to our articles of incorporation, as amended, and our amended and restated bylaws, copies of which are filed with the SEC as exhibits to the registration statement of which this prospectus is a part.

Authorized Capital Stock

As of the date of this prospectus, our authorized capital stock consists of (i) 300,000,000 shares of common stock, par value $0.0001 per share, and (ii) 100,000,000 shares of preferred stock, par value $0.0001 per share. At June 7, 2019, we had 5,511,225 (27,556,121 pre-reverse split) shares of common stock issued and outstanding and no preferred stock issued and outstanding.

As of June 7, 2019, there were 128 holders of record of our common stock.

Common Stock

Each share of common stock entitles the holder to one vote, either in person or by proxy, at meetings of shareholders. The holders are not permitted to vote their shares cumulatively. Accordingly, the shareholders of our common stock who hold, in the aggregate, more than fifty percent of the total voting rights can elect all of our directors and, in such event, the holders of the remaining minority shares will not be able to elect any of such directors. The vote of the holders of a majority of the issued and outstanding shares of common stock entitled to vote thereon is sufficient to authorize, affirm, ratify or consent to such act or action, except as otherwise provided by law.

Holders of common stock are entitled to receive ratably such dividends, if any, as may be declared by the Board of Directors out of funds legally available. We have not paid any dividends on common stock since our inception, and we presently anticipate that all earnings, if any, will be retained for development of our business. Any future disposition of dividends will be at the discretion of our Board of Directors and will depend upon, among other things, our future earnings, operating and financial condition, capital requirements, and other factors. Holders of our common stock have no preemptive rights or other subscription rights, conversion rights, redemption or sinking fund provisions. Upon our liquidation, dissolution or winding up, the holders of our common stock will be entitled to share ratably in the net assets legally available for distribution to shareholders after the payment of all of our debts and other liabilities. There are not any provisions in our Articles of Incorporation or our Bylaws that would prevent or delay change in our control.

Preferred Stock

The board of directors shall have the authority to authorize the issuance of the preferred stock from time to time in one or more classes or series, and to state in the resolution or resolutions from time to time adopted providing for the issuance thereof the following:

(a) Whether or not the class or series shall have voting rights, full or limited, the nature and qualifications, limitations and restrictions on those rights, or whether the class or series will be without voting rights;

(b) The number of shares to constitute the class or series and the designation thereof;

(c) The preferences and relative, participating, optional or other special rights, if any, and the qualifications, limitations, or restrictions thereof, if any, with respect to any class or series;

(d) Whether or not the shares of any class or series shall be redeemable and if redeemable, the redemption price or prices, and the time or times at which, and the terms and conditions upon which, such shares shall be redeemable and the manner of redemption;

(e) Whether or not the shares of a class or series shall be subject to the operation of retirement or sinking funds to be applied to the purchase or redemption of such shares for retirement, and if such retirement or sinking funds be established, the amount and the terms and provisions thereof;

(f) The dividend rate, whether dividends are payable in cash, stock of the Company, or other property, the conditions upon which and the times when such dividends are payable, the preference to or the relation to the payment of dividends payable on any other class or classes or series of stock, whether or not such dividend shall be cumulative or noncumulative, and if cumulative, the date or dates from which such dividends shall accumulate;

(g) The preferences, if any, and the amounts thereof which the holders of any class or series thereof are entitled to receive upon the voluntary or involuntary dissolution of, or upon any distribution of assets of, the Company;

(h) Whether or not the shares of any class or series are convertible into, or exchangeable for, the shares of any other class or classes or of any other series of the same or any other class or classes of stock of the Company, the conversion price or prices or ratio or ratios or the rate or rates at which such exchange may be made, with such adjustments, if any, as shall be stated and expressed or provided for in such resolution or resolutions; and

(i) Such other rights and provisions with respect to any class or series as may to the board of directors seem advisable.

The shares of each class or series of the preferred stock may vary from the shares of any other class or series thereof in any respect. The Board of Directors may increase the number of shares of the preferred stock designated for any existing class or series by a resolution adding to such class or series authorized and unissued shares of the preferred stock not designated for any existing class or series of the preferred stock and the shares so subtracted shall become authorized, unissued and undesignated shares of the preferred stock.

Options to Purchase Common Stock

As of June 7, 2019, we had options to purchase 2,814,000 (14,070,000 post-reverse split) shares of our common stock at an average exercise price of $3.05 ($0.61 pre-reverse split) per share. The options expire during the period between 2019 to 2023.

Warrants to Purchase Common Stock

As of June 7, 2019, we had warrants to purchase 454,000 (2,270,000 pre-reverse split) shares of our common stock at an average exercise price of $3.35 ($0.67 pre-reverse split) per share. The warrants expire during the period between 2020 to 2023.

Anti-Takeover Effects of Certain Provisions of Our Articles of Incorporation, as Amended, and Our Bylaws

Provisions of our articles of incorporation, as amended, and our bylaws could make it more difficult to acquire us by means of a merger, tender offer, proxy contest, open market purchases, removal of incumbent directors and otherwise. These provisions, which are summarized below, are expected to discourage types of coercive takeover practices and inadequate takeover bids and to encourage persons seeking to acquire control of us to first negotiate with us. We believe that the benefits of increased protection of our potential ability to negotiate with the proponent of an unfriendly or unsolicited proposal to acquire or restructure us outweigh the disadvantages of discouraging takeover or acquisition proposals because negotiation of these proposals could result in an improvement of their terms.

Calling of Special Meetings of Stockholders. Our bylaws provide that special meetings of the stockholders may be called only by the chief executive officer, if any, or the president or the board of directors.

Removal of Directors; Vacancies. Our bylaws provide that a director may be removed either for or without cause at any special meeting of stockholders by the affirmative vote of at least two-thirds of the voting power of the issued and outstanding stock entitled to vote; provided, however, that notice of intention to act upon such matter shall have been given in the notice calling such meeting.

Amendment of Bylaws. The bylaws provide that the bylaws may be altered, amended or repealed at any meeting of the Board of Directors at which a quorum is present, by the affirmative vote of a majority of the directors present at such meeting.

Preferred Stock. Our articles of incorporation, as amended, authorize the issuance of up to 100,000,000 shares of preferred stock with such rights and preferences as may be determined from time to time by our board of directors in their sole discretion. Our board of directors may, without stockholder approval, issue series of preferred stock with dividends, liquidation, conversion, voting or other rights that could adversely affect the voting power or other rights of the holders of our common stock.

Transfer Agent

The transfer agent and registrar, for our common stock is ClearTrust, LLC.

The transfer agent and registrar’s address is 16540 Pointe Village Dr., Suite 210, Lutz, FL 33558. The transfer agent’s telephone (813) 235-4490.

LEGAL MATTERS

The validity of the securities offered by this prospectus will be passed upon for us by Anthony L.G., PLLC, 625 N. Flagler Drive, Suite 600, West Palm Beach, FL. 33401. Certain legal matters in connection with this offering will be passed upon for the underwriters by Ellenoff Grossman & Schole LLP, New York, New York.

EXPERTS

Our consolidated balance sheets as of December 31, 2018 and 2017 and the related consolidated statement of operations, changes in stockholders’ equity (deficit) and cash flows for the years ended December 31, 2018 and 2017 included in this prospectus and registration statement have been audited by MaloneBailey, LLP, independent registered public accounting firm, as indicated in MaloneBailey, LLP’s report with respect thereto, and have been so included in reliance upon the report of such firm given on its authority as experts in accounting and auditing.

DISCLOSURE OF COMMISSION’S POSITION ON INDEMNIFICATION FOR SECURITIES ACT LIABILITIES

Our directors and officers are indemnified as provided by Nevada law, our articles of incorporation, as amended, and our bylaws, as amended. We have agreed to indemnify each of our directors and certain officers against certain liabilities, including liabilities under the Securities Act. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers and controlling persons pursuant to the provisions described above, or otherwise, we have been advised that in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than our payment of expenses incurred or paid by our director, officer or controlling person in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, we will, unless in the opinion of our counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We have filed with the SEC the registration statement on Form S-1 under the Securities Act for the securities offered by this prospectus. This prospectus, which is a part of the registration statement, does not contain all of the information in the registration statement and the exhibits filed with it, portions of which have been omitted as permitted by SEC rules and regulations. For further information concerning us and the securities offered by this prospectus, we refer to the registration statement and to the exhibits filed with it. Statements contained in this prospectus as to the content of any contract or other document referred to are not necessarily complete. In each instance, we refer you to the copy of the contracts and/or other documents filed as exhibits to the registration statement.

The registration statement on Form S-1, of which this prospectus forms a part, including exhibits, is available at the SEC’s website at http://www.sec.gov. You may also read and copy any document we file with, or furnish to, the SEC at its public reference facilities:

Public Reference Room Office
100 F Street, N.E.
Room 1580
Washington, D.C. 20549

You may also obtain copies of the documents at prescribed rates by writing to the Public Reference Section of the SEC at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. Callers in the United States can also call (202) 551-8090 for further information on the operations of the public reference facilities.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the shareholders and board of directors of

Drone Aviation Holding Corp.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Drone Aviation Holding Corp. and its subsidiaries (collectively, the “Company”) as of December 31, 2018 and 2017, and the related consolidated statements of operations, stockholders’ equity (deficit), and cash flows for the years then ended, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2018 and 2017, and the results of their operations and their cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ MaloneBailey, LLP
www.malonebailey.com
We have served as the Company’s auditor since 2013.
Houston, Texas
March 22, 2019

DRONE AVIATION HOLDING CORP.

CONSOLIDATED BALANCE SHEETS

	12/31/2018	12/31/2017

ASSETS

CURRENT ASSETS:
Cash	$2,282,365	$615,375
Accounts receivable - trade	18,000	110,065
Inventory, net	307,925	991,697
Prepaid expenses and deposits	89,613	103,008
Total current assets	2,697,903	1,820,145

PROPERTY AND EQUIPMENT, at cost:	176,955	253,444
Less - accumulated depreciation	(123,725)	(97,507)
Net property and equipment	53,230	155,937

OTHER ASSETS:
Goodwill	99,799	99,799
Intangible assets, net	705,667	997,667
Total other assets	805,466	1,097,466

TOTAL ASSETS	$3,556,599	$3,073,548

LIABILITIES AND STOCKHOLDERS’ EQUITY (DEFICIT)

CURRENT LIABILITIES:
Accounts payable - trade and accrued liabilities	$485,024	$205,359
Accounts payable due to related party	-	171,981
Bank Line of Credit	2,000,000	1,000,000
Related party convertible note payable	-	1,000,000
Total current liabilities	2,485,024	2,377,340

LONG TERM LIABILITIES:
Related party convertible notes payable	-	3,000,000

TOTAL LIABILITIES	$2,485,024	$5,377,340

COMMITMENTS AND CONTINGENCIES	-	-

STOCKHOLDERS’ EQUITY (DEFICIT):
Common stock, $.0001 par value; authorized 300,000,000 shares; 23,640,621 and 9,182,470 shares issued and outstanding, at December 31, 2018 and December 31, 2017, respectively	2,364	918
Additional paid-in capital	39,541,301	27,692,067
Accumulated Deficit	(38,472,090)	(29,996,777)

Total stockholders’ equity (deficit)	1,071,575	(2,303,792)

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY (DEFICIT)	$3,556,599	$3,073,548

The accompanying notes are an integral part of these consolidated financial statements.

DRONE AVIATION HOLDING CORP.

CONSOLIDATED STATEMENTS OF OPERATIONS

For the Years Ended December 31,	2018	2017

Revenues	$2,722,713	$562,078

Cost of goods sold	2,214,166	338,579

Gross profit	508,547	223,499

General and administrative expense	8,639,364	10,069,841

Loss from operations	(8,130,817)	(9,846,342)

Other income (expense)
Loss on debt extinguishment	-	(681,988)
Derivative Gain	-	1,831,635
Interest expense	(344,496)	(1,627,297)

Total other expense	(344,496)	(477,650)

NET LOSS	(8,475,313)	(10,323,992)

NET LOSS ATTRIBUTABLE TO COMMON STOCKHOLDERS	$(8,475,313)	$(10,323,992)

Weighted average number of common shares outstanding - basic and diluted	9,547,077	8,956,365

Basic and diluted net loss per share	$(0.89)	$(1.15)

The accompanying notes are an integral part of these consolidated financial statements.

DRONE AVIATION HOLDING CORP.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY (DEFICIT)

For the Years Ended December 31, 2018 and 2017

	Common Stock		Preferred Stock Ser A		Additional Paid-in	Accumulated
	Shares	Amount	Shares	Amount	Capital	Deficit	Total

Balance - December 31, 2016	8,682,220	$868	101,100	$10	$21,089,301	$(19,672,785)	$1,417,394

Net Loss						(10,323,992)	(10,323,992)
Stock Based Comp. - Employee Shares - Vesting for PY share issuance					1,071,323		1,071,323
Stock Based Compensation - Non-employee Shares	250,000	25			195,720		195,745
Stock Based Compensation - Options and Warrants					6,824,334		6,824,334
Conversion of Series A preferred stock to common stock	250,250	25	(101,100)	(10)	(15)		-
Stock Based Compensation - reverse amortization, vesting deemed improbable					(1,488,596)		(1,488,596)

Balance - December 31, 2017	9,182,470	$918	-	$-	$27,692,067	$(29,996,777)	$(2,303,792)

Net Loss						(8,475,313)	(8,475,313)
Stock Based Comp. - Employee Shares - Vesting for PY share issuance					944,300		944,300
Conversion of 2016 related party convertible notes and accrued interest	6,177,411	618			3,088,087		3,088,705
Conversion of 2017 related party convertible note and accrued interest	4,030,740	403			2,014,967		2,015,370
Stock Based Compensation - Non-employee Shares	250,000	25			43,308		43,333
Stock Based Compensation - Options and Warrants					3,758,972		3,758,972
Common stock issued for cash	4,000,000	400			1,999,600		2,000,000

Balance - December 31, 2018	23,640,621	$2,364	-	$-	$39,541,301	$(38,472,090)	$1,071,575

The accompanying notes are an integral part of these consolidated financial statements.

DRONE AVIATION HOLDING CORP.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	2018	2017
OPERATING ACTIVITIES:
Net loss	$(8,475,313)	$(10,323,992)
Adjustments to reconcile net loss to net cash used in operating activities:
Amortization expense of debt discount	-	1,409,790
Gain on derivative liability	-	(1,831,635)
Loss on debt extinguishment	-	681,988
Depreciation	37,984	36,723
Loss on inventory obsolescence	565,406	6,366
Loss on disposal of property and equipment	10,002	-
Amortization expense of intangible assets	292,000	292,000
Stock based compensation	4,746,605	6,602,806
Changes in current assets and liabilities:
Accounts receivable	92,065	283,935
Inventory	118,366	(538,178)
Prepaid expenses and other current assets	13,395	17,606
Accounts payable and accrued expense	279,665	(88,563)
Due from related party	(67,906)	125,132

Net cash used in operating activities	(2,387,731)	(3,326,022)

INVESTING ACTIVITIES:
Cash received from sale of fixed assets	60,000	-
Cash paid on fixed assets	(5,279)	(73,817)

Net cash provided by (used in) investing activities	54,721	(73,817)

FINANCING ACTIVITIES:
Proceeds from related party convertible note payable	1,000,000	1,000,000
Proceeds from bank line of credit	1,000,000	1,000,000
Proceeds from related party promissory note	100,000	-
Repayment of related party promissory note	(100,000)	-
Proceeds from sale of common stock	2,000,000	-

Net cash provided by financing activities	4,000,000	2,000,000

NET INCREASE (DECREASE) IN CASH	1,666,990	(1,399,839)

CASH, beginning of period	615,375	2,015,214

CASH, end of period	$2,282,365	$615,375

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
Cash paid during the year ended December 31:
Interest	$407,096	$86,750

Noncash investing and financing activities for the year ended December 31:
Conversion of 2016 related party convertible notes payable	$3,088,705	$-
Conversion of 2017 related party convertible note payable	$2,015,370	$-
Conversion of Series A preferred stock to common stock	$-	$25

The accompanying notes are an integral part of these consolidated financial statements.

Drone Aviation Holding Corp.

Notes to Consolidated Financial Statements

For the Years ended December 31, 2018 and 2017

1.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Description of Business:

Drone Aviation Holding Corp. (“Drone”, “we”, “our”, or “Company”) develops and manufactures cost-effective, compact and rapidly deployable aerial platforms including lighter-than-air aerostats, tethered drones and land-based intelligence, surveillance and reconnaissance (“ISR”) solutions designed to provide government and commercial customers with enhanced surveillance and communication capabilities. Utilizing a proprietary tether system, the Company’s products are designed to provide prolonged operational duration capabilities combined with improved reliability, uniquely fulfilling critical requirements in military, law enforcement and commercial and industrial applications.

Basis of Presentation:

The accompanying financial statements of the Company were prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

Principle of Consolidation:

Our consolidated financial statements as of December 31, 2018 and 2017 include the accounts of Drone Aviation Holding Corp. and its subsidiaries: Drone AFS Corp. and Lighter Than Air Systems Corp (“LTAS”).

Use of Estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Concentration of Credit Risk:

Financial instruments which potentially subject the Company to concentrations of credit risk consist of cash and trade receivables. The Company places its cash with high credit quality financial institutions. At times such cash may be in excess of the FDIC limit of $250,000 per depositor. With respect to trade receivables, the Company routinely assesses the financial strength of its customers and, as a consequence, believes that the receivable credit risk exposure is limited.

Cash Equivalents:

Cash equivalents are represented by operating accounts or money market accounts maintained with insured financial institutions, including all highly-liquid investments with maturities of three months or less when purchased to be cash equivalents. The Company had no cash equivalents as of December 31, 2018 and 2017.

Accounts Receivable and Credit Policies:

Accounts receivable-trade consists of amounts due from the sale of tethered aerostats, accessories, spare parts customization and refurbishment of aerostats. Such accounts receivable are uncollateralized customer obligations due under normal trade terms requiring payment within 30 to 45 days of receipt of the invoice. The Company provides an allowance for doubtful accounts equal to the estimated uncollectible amounts based on historical collection experience and a review of the current status of trade accounts receivable. At December 31, 2018 and 2017, the Company characterized $0 and $0 as uncollectible, respectively.

Inventories

Inventories are stated at the lower of cost or net realizable value, using the first-in first-out method. Cost includes materials, labor and manufacturing overhead related to the purchase and production of inventories. We regularly review inventory quantities on hand, future purchase commitments with our supplies, and the estimated utility of our inventory. If the review indicates a reduction in utility below carrying value, we reduce our inventory to a new cost basis through a charge to cost of goods sold.

Property and Equipment:

Property and equipment is recorded at cost when acquired. Depreciation is provided principally on the straight-line method over the estimated useful lives of the related assets, which is 3-7 years for equipment, furniture and fixtures, hardware and software. Property and equipment consists of the following at December 31, 2018 and 2017:

	2018	2017
Shop Machinery and equipment	$87,534	$87,704
Computers and electronics	32,093	35,270
Office furniture and fixtures	37,814	37,814
Vehicle	-	73,142
Leasehold improvements	19,514	19,514
	176,955	253,444
Less - accumulated depreciation	(123,725)	(97,507)
	$53,230	$155,937

Expenditures for maintenance and repairs are charged to expense as incurred, whereas expenditures for major renewals and betterments that extend the useful lives of property and equipment are capitalized.

During the year ended December 31, 2018, the Company invested $5,279 in shop machinery and equipment and computers. During the same period, the Company sold a vehicle for $60,000 and wrote off several items of abandoned equipment resulting in a $10,002 loss on disposal of assets. During the year ended December 31, 2017, the Company purchased a vehicle for $73,142 and shop equipment for $675.

The Company recognized $37,984 and $36,723 of depreciation expense for the year ended December 31, 2018 and 2017, respectively.

Long-Lived Assets & Goodwill:

The Company accounts for long-lived assets in accordance with the provisions of Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) 360-10-35, “Impairment or Disposal of Long-lived Assets.” This accounting standard requires that long-lived assets be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future undiscounted net cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized by the amount by which the carrying amount of the asset exceeds the fair value of the asset.

The Company accounts for goodwill and intangible assets in accordance with ASC 350 “Intangibles Goodwill and Other”. ASC 350 requires that goodwill and other intangibles with indefinite lives be tested for impairment annually or on an interim basis if events or circumstances indicate that the fair value of an asset has decreased below its carrying value. The Company performed impairment analysis using the qualitative analysis under ASC 350-20 and noted no impairment issues for 2018 and 2017.

Derivative Financial Instruments:

The Company evaluates the embedded conversion feature within its convertible debt instruments under ASC 815-15 and ASC 815-40 to determine if the conversion feature meets the definition of a liability and, if so, whether to bifurcate the conversion feature and account for it as a separate derivative liability. For derivative financial instruments that are accounted for as liabilities, the derivative instrument is initially recorded at its fair value and is then re-valued at each reporting date, with changes in the fair value reported in the statements of operations. For stock-based derivative financial instruments, the Company uses a lattice model, in accordance with ASC 815-15 “Derivative and Hedging” to value the derivative instruments at inception and on subsequent valuation dates. The classification of derivative instruments, including whether such instruments should be recorded as liabilities or as equity, is evaluated at the end of each reporting period. Derivative instrument liabilities are classified in the balance sheet as current or non-current based on whether net-cash settlement of the derivative instrument could be required within 12 months after the balance sheet date.

Beneficial Conversion Features:

The Company evaluates the conversion feature for whether it was beneficial as described in ASC 470-30. The intrinsic value of a beneficial conversion feature inherent to a convertible note payable, which is not bifurcated and accounted for separately from the convertible note payable and may not be settled in cash upon conversion, is treated as a discount to the convertible note payable. This discount is amortized over the period from the date of issuance to the date the note is due using the effective interest method. If the note payable is retired prior to the end of its contractual term, the unamortized discount is expensed in the period of retirement to interest expense. In general, the beneficial conversion feature is measured by comparing the effective conversion price, after considering the relative fair value of detachable instruments included in the financing transaction, if any, to the fair value of the shares of common stock at the commitment date to be received upon conversion.

Fair Value of Financial Instruments:

The Company measures its financial assets and liabilities in accordance with the requirements of FASB ASC 820, “Fair Value Measurements and Disclosures”. As defined in FASB ASC 820, the fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price). The Company utilized the market data of similar entities in its industry or assumptions that market participants would use in pricing the asset or liability, including assumptions about risk and the risks inherent in the inputs to the valuation technique. These inputs can be readily observable, market corroborated, or generally unobservable. The Company classifies fair value balances based on the observability of those inputs. FASB ASC 820 established a fair value hierarchy that prioritizes the inputs used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurement) and the lowest priority to unobservable inputs (level 3 measurement) as follows:

Level 1 – Quoted prices are available in active markets for identical assets or liabilities as of the reporting date. Active markets are those in which transactions for the asset or liability occur in sufficient frequency and volume to provide pricing information on an ongoing basis. Level 1 primarily consists of financial instruments such as exchange-traded derivatives, marketable securities and listed equities.

Level 2 – Pricing inputs are other than quoted prices in active markets included in level 1, which are either directly or indirectly observable as of the reported date and includes those financial instruments that are valued using models or other valuation methodologies. These models are primarily industry-standard models that consider various assumptions, including quoted forward prices for commodities, time value, volatility factors, and current market and contractual prices for the underlying instruments, as well as other relevant economic measures. Substantially all of these assumptions are observable in the marketplace throughout the full term of the instrument, can be derived from observable data or are supported by observable levels at which transactions are executed in the marketplace. Instruments in this category generally include non-exchange-traded derivatives such as commodity swaps, interest rate swaps, options and collars.

Level 3 – Pricing inputs include significant inputs that are generally less observable from objective sources. These inputs may be used with internally developed methodologies that result in management’s best estimate of fair value.

Revenue Recognition and Unearned Revenue:

In May 2014, the FASB issued Accounting Standards Update No. 2014-09 (Topic 606) “Revenue from Contracts with Customers.” Topic 606 supersedes the revenue recognition requirements in Topic 605 “Revenue Recognition” (Topic 605). The new standard’s core principal is that an entity will recognize revenue at an amount that reflects the consideration to which the entity expects to be entitled in exchange for transferring good or services to a customer. The principals in the standard are applied in five steps: 1) Identify the contract(s) with a customer; 2) Identify the performance obligations in the contract; 3) Determine the transaction price; 4) Allocate the transaction price to the performance obligations in the contract; and 5) Recognize revenue when (or as) the entity satisfies a performance obligation. We adopted Topic 606 as of January 1, 2018 using the modified retrospective transition method. We recognized the cumulative effect of adopting this guidance as an adjustment to our opening balance of retained earnings. Prior periods will not be retrospectively adjusted. The adoption of Topic 606 does not have a material impact to our consolidated financial statements, including the presentation of revenues in our Consolidated Statements of Operations, which were not broken down by revenue stream or geographic areas since the Company only sells within the United States and has only one revenue stream.

Income Taxes:

The Company accounts for income taxes utilizing ASC 740, “Income Taxes” (“ASC 740”). ASC 740 requires the measurement of deferred tax assets for deductible temporary differences and operating loss carry forwards, and of deferred tax liabilities for taxable temporary differences. Measurement of current and deferred tax liabilities and assets is based on provisions of enacted tax law. The effects of future changes in tax laws or rates are not included in the measurement. The Company recognizes the amount of taxes payable or refundable for the current year and recognizes deferred tax liabilities and assets for the expected future tax consequences of events and transactions that have been recognized in the Company’s financial statements or tax returns. The Company has recorded a 100% valuation allowance against net deferred tax assets due to uncertainty of their ultimate realization. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized.

The Company also follows the guidance for accounting for income tax uncertainties. In accounting for uncertainty in income taxes, the Company recognizes the financial statement benefit of a tax position only after determining that the relevant tax authority would more likely than not sustain the position following an audit. For tax positions meeting the more likely than not threshold, the amount recognized in the consolidated financial statements is the largest benefit that has a greater than 50% likelihood of being realized upon ultimate settlement with the relevant tax authority. No liability for unrecognized tax benefits was recorded as of December 31, 2018 and 2017.

Employee Stock-Based Compensation:

The Company accounts for stock-based compensation in accordance with ASC 718, “Compensation-Stock Compensation”. ASC 718 requires companies to measure the cost of employee services received in exchange for an award of equity instruments, including stock options, based on the grant-date fair value of the award and to recognize it as compensation expense over the period the employee is required to provide service in exchange for the award, usually the vesting period. The Company has elected to adopt ASU 2016-09 and has a policy to account for forfeitures as they occur.

Non-Employee Stock-Based Compensation:

The Company accounts for stock-based compensation in accordance with the provision of ASC 505-50, “Equity Based Payments to Non-Employees,” which requires that such equity instruments are recorded at their fair value on the measurement date.

Related Parties:

The Company accounts for related party transactions in accordance with ASC 850 (“Related Party Disclosures”). A party is considered to be related to the Company if the party directly or indirectly or through one or more intermediaries, controls, is controlled by, or is under common control with the Company. Related parties also include principal owners of the Company, its management, members of the immediate families of principal owners of the Company and its management and other parties with which the Company may deal if one party controls or can significantly influence the management or operating policies of the other to an extent that one of the transacting parties might be prevented from fully pursuing its own separate interests. A party which can significantly influence the management or operating policies of the transacting parties or if it has an ownership interest in one of the transacting parties and can significantly influence the other to an extent that one or more of the transacting parties might be prevented from fully pursuing its own separate interests is also a related party.

On October 25, 2018 the Company borrowed $100,000 from its Chief Executive Officer and Chairman, Jay Nussbaum pursuant to a promissory note. The note bears interest at the rate of 6% per annum and is due on November 30, 2018. The Company used the proceeds from this loan to fund our immediate short-term cash needs pending settlement of the customer invoice for the WASP shipped October 9, 2018. The note was repaid in full on November 9, 2018, including $723 in interest.

On November 10, 2017, the Company and Global Security Innovative Strategies, LLC (“GSIS”), a related party, entered in an agreement whereby GSIS will provide business development support and general consulting services for sales opportunities with U.S. government agencies and other identified prospects and consulting support services for the Company’s role and activities as part of the Security Center of Excellence in Orlando, Florida. The agreement was for a period of six months beginning on November 1, 2017. On September 26, 2018, the parties amended the agreement to extend the period of service through September 2019 with monthly auto renew extensions thereafter. The Company also agreed to issue 100,000 options to purchase Company stock which were immediately vested, had a strike price of $1.00 and terminate on September 26, 2022. The Company pays GSIS a fee of $10,000 per month. The Company agreed to pay the expenses of GSIS incurred in connection with the performance of its duties under the agreement. Either party may terminate or renew the agreement at any time, for any reason or no reason, upon at least 30 days’ notice to the other party. David Aguilar, a member of the Company’s board of directors, is a principal at GSIS.

As of December 31, 2018, and 2017, there was $0 and $171,981 accrued interest payable, respectively, to related parties on convertible notes payable. See Footnote 6 – Related Party Convertible Notes Payable and Derivative Liability and Footnote 8 – Series 2017 Secured Convertible Note – Related Party for further information.

Earnings or Loss per Share:

The Company accounts for earnings per share pursuant to ASC 260, Earnings per Share, which requires disclosure on the financial statements of “basic” and “diluted” earnings (loss) per share. Basic earnings (loss) per share are computed by dividing net income (loss) by the weighted average number of common shares outstanding for the year. Diluted earnings (loss) per share is computed by dividing net income (loss) by the weighted average number of common shares outstanding plus common stock equivalents (if dilutive) related to stock options and warrants for each year. As further described in Footnote #6 – Related Party Convertible Notes Payable and Derivative Liability, $3,000,000 in convertible debt could be converted into 3,000,000 shares of common stock as of December 31, 2017 and was converted in December 2018 leaving a zero balance owed. As further described in Footnote #8 – Series 2017 Secured Convertible Note – Related Party, $1,000,000 in convertible debt could be converted into 1,000,000 shares of common stock as of December 31, 2017. The debt increased to $2,000,000 during 2018 and was converted in December 2018 leaving a zero balance owed. As further described in Footnote #11 – Employee Stock Options, 13,610,000 options and 7,627,500 options are exercisable as of December 31, 2018 and 2017, respectively. As further described in Footnote #12 – Warrants, 2,280,000 warrants and 2,232,500 warrants are exercisable as of December 31, 2018 and 2017, respectively. As there was a net loss for the years ended December 31, 2018 and 2017, basic and diluted losses per share in each such year are the same.

Recent Accounting Pronouncements

In February 2016, the FASB issued ASU 2016-02, Leases, which will amend current lease accounting to require lessees to recognize (i) a lease liability, which is a lessee’s obligation to make lease payments arising from a lease, measured on a discounted basis, and (ii) a right-of-use asset, which is an asset that represents the lessee’s right to use, or control the use of, a specified asset for the least term. ASU 2016-02 does not significantly change lease accounting requirements applicable to lessors; however, certain changes were made to align, where necessary, lessor accounting with the lessee accounting model. This standard will be effective for fiscal years beginning after December 15, 2018, including interim periods within those fiscal years. The Company is currently reviewing the provisions of this ASU to determine if there will be any impact on our results of operations cash flows or financial condition.

Other than those pronouncements, management does not believe that there are any other recently issued, but not effective, accounting standards which, if currently adopted, would have a material effect on the Company’s financial statements.

2.	MANAGEMENT’S LIQUIDITY PLANS

On August 27, 2014, FASB issued ASU 2014-05, Disclosure of Uncertainties about an Entity’s ability to Continue as a Going Concern, which requires management to assess a company’s ability to continue as a going concern within one year from financial statement issuance and to provide related footnote disclosures in certain circumstances.

The accompanying consolidated financial statements and notes have been prepared assuming the Company will continue as a going concern. For the year ended December 31, 2018, the Company incurred a net loss of $8,475,313, generated negative cash flow from operations, has an accumulated deficit of $38,472,090 and working capital of $212,879.

For the year ended December 31, 2017, the Company disclosed that its ability to continue as a going concern was predicated on the Company’s ability to create and market innovative products, raise capital, reduce debt or renegotiate terms, and to sustain adequate working capital to finance its operations. During 2018, the Company met or exceeded those predications. In 2018, the Company made a strategic decision to focus on its aerostats, WASP and WASP Lite, and opportunities for those products with military and government customers, resulting in an order valued in excess of $3.8 million which was received in December 2018 and expected to be delivered by the end of 2019. In December 2018 and January 2019, the Company raised over $4,000,000 through stock sales which will provide ample working capital to produce WASP systems. In December 2018, the holders of $5,000,000 in convertible notes exercised their rights to convert to equity leaving only $2,000,000 in bank debt on the books. As of March 1, 2019, the Company has approximately $1,500,000 in positive working capital, an improvement of more than $2,000,000 dollars over the negative working capital balance at the end of 2017.

The focus on opportunities for aerostats, the settlement of debt obligations, the funds generated from stock sales and other initiatives contributing to additional working capital should avoid any substantial doubt about the Company’s ability to continue as a going concern as defined by ASU 2014-05. We believe that the actions discussed above mitigate the substantial doubt raised by our recent operating losses and satisfy our estimated liquidity needs twelve months from the issuance of the financial statements. However, we cannot predict, with certainty, the outcome of our actions to generate liquidity and the failure to do so could negatively impact our future operations.

3.	INVENTORIES

Inventories consisted of the following, including $565,406 and $6,366 inventory obsolescence write offs for the years ended December 31, 2018 and 2017, respectively:

	2018	2017
Raw Materials	$136,555	$114,119
Work in progress	180,041	482,770
Finished Goods	523,698	398,912
In Transit	-	5,468
Less valuation allowance	(532,369)	(9,572)
Total	$307,925	$991,697

4.	PREPAID EXPENSES

Prepaid expenses consisted of the following:

	2018	2017
Prepaid insurance	$28,828	$30,847
Prepaid products and services	54,870	66,246
Prepaid rent and security deposit	5,915	5,915
	$89,613	$103,008

5.	INTANGIBLE ASSETS

On July 20, 2015, the Company, through its wholly-owned subsidiary Drone AFS Corp., purchased substantially all the assets of Adaptive Flight, Inc. (“AFI”), a Georgia corporation. The Company purchased assets, including, but not limited to, intellectual property, licenses and permits, including commercial software licenses for the “GUST” (Georgia Tech UAV Simulation Tool) autopilot system and other transferable licenses which include flight simulation and fault tolerant flight control algorithms. The Company paid $100,000 in immediately available funds and $100,000 to be held in escrow. In addition, the Company issued 150,000 shares of unregistered common stock valued at $8.40 per share, on a post-October 29, 2015 reverse stock split basis, on the date of agreement, to be held in escrow.

The Company had a milestone of twelve months to complete a technology integration plan, the non-completion of which could result in the return of the purchased assets and termination of the Company’s obligations to release the escrow cash and shares. Additional milestones included exclusive, no-cost and perpetual licenses to all contributing intellectual property included or related to the purchased assets. As such time as all milestones were met, one-half of the escrow shares were to be released to AFI. Upon termination of the escrow agreement, anticipated to be twelve months from the closing of the asset purchase, if all milestones had been met, the remaining escrow shares would be released to AFI; but if all milestones have not been met, the escrow cash and escrow shares would be released to the Company and the purchased assets would be returned to AFI. According to the terms of the Escrow Agreement, if the escrow share value was less than $1,400,000, the Company must issue an additional number of unregistered shares, not to exceed 50,000 shares. At December 31, 2015, the value of the 150,000 shares was $3.23 per share, or $484,500. The Company recorded $161,500 as an additional liability and expense at December 31, 2015 for the cost of 50,000 shares at $3.23 per share. On June 3, 2016, the Integration Plan was deemed to be completed. At June 3, 2016, the value of the 150,000 shares was $3.01 per share, or $451,150. The additional liability was reduced to $150,500 for the cost of 50,000 shares at $3.01 per share. The Company recorded the $11,000 reduction in the additional liability through the statement of operations at June 3, 2016. The Company began amortizing the $1,460,000 of purchased assets over a sixty-month period on June 3, 2016 in the amount of $24,333 per month. Total amortization expense for the years ended December 31, 2018 and 2017 was $292,000 and $292,000, respectively. The remaining unamortized balance of $705,667 is estimated be amortized in the estimated amounts of $292,000 per year for 2019 through 2020 and $121,667 in 2021.

The asset acquisition did not qualify as a business combination under ASC 805-10 and has been accounted for as a regular asset purchase.

6.	RELATED PARTY CONVERTIBLE NOTES PAYABLE AND DERIVATIVE LIABILITY

On September 29, 2016, the Company issued Convertible Promissory Notes Series 2016 due October 1, 2017 in the aggregate principal amount of $3,000,000 in a private placement to the Chairman of the Board and the Chairman of the Strategic Advisory Board of the Company, both of whom are greater than 10% shareholders of the Company. The notes bear interest at a rate of six percent (6%) per annum. The Company may prepay the notes at any time without penalty. If the Company does not prepay a note in full or the holder does not convert the note before the maturity date, the Company may pay the outstanding principal amount and any accrued and unpaid interest on the maturity date with cash or with common stock or through a combination of cash and stock at the Company’s discretion. The conversion price of the notes is the lesser of $3.00 per share or eight-five percent (85%) of the lowest per share purchase price of common stock in the next sale of common stock in which the Company receives gross proceeds of an amount greater than or equal to $3,000,000.

On August 3, 2017 (the “Effective Date”), the Company entered into amendments (the “Convertible Note Amendments”) with the owners and holders of the following convertible promissory notes issued by the Company (the “Series 2016 Convertible Notes”):

●	Convertible Promissory Note in the original principal amount of $1,500,000 issued by the Company on September 29, 2016 to Frost Gamma Investments Trust (“Frost Gamma”). Frost Gamma is a trust that is controlled by Dr. Phillip Frost, a substantial shareholder of the Company; and

●	Convertible Promissory Note in the original principal amount of $1,500,000 issued by the Company on September 29, 2016 to Jay H. Nussbaum, the Company’s Chief Executive Officer and Chairman of the Board of Directors.

The Convertible Note Amendments extend the maturity date for each of the Series 2016 Convertible Notes to April 1, 2019 (the “Maturity Date”) and revise the conversion price to mean $1.00 per share subject to proportional adjustment in the event of stock splits, stock dividends and similar corporate events. Accordingly, the notes have been reclassified as long-term debt. Consistent with the original terms of the Series 2016 Convertible Notes, interest accrues at the rate of 6% interest per annum and is payable on the Maturity Date. The accrued interest is payable at the holders’ option in cash or shares of our common stock valued at the $1.00 per share conversion price. The Convertible Note Amendments provide that an event of default in the City National Bank Loan will be treated as an event of default under the Series 2016 Convertible Notes.

On November 9, 2017, the Company entered into amendments (the “November 2017 Convertible Note Amendments”) with the owners and holders of the Series 2016 Convertible Notes to permit the payment of, at the holders’ election, accrued and unpaid interest either in monthly or quarterly payments at any time after the Effective Date. Both the principal amount and accrued interest may be paid with: (i) cash; (ii) the issuance and delivery to the holder of shares of common stock of the Company at the conversion price provided for in the Series 2016 Convertible Note; or (iii) any combination of cash and shares of common stock, as determined by the holder in its sole discretion.

The Company evaluated the modification under ASC 470-50 and determined that it qualified as an extinguishment of debt. The aggregate loss on extinguishment of debt in 2017 is $681,988, including ($378) on derivative liabilities, and $682,366 on unamortized debt discount. The embedded conversion feature of the note’s pre-modification required liability classification.

On December 21, 2018, the Company entered into amendments (the “December 2018 Convertible Note Amendments”) with the owners and holders of the Series 2016 Convertible Notes to reduce the conversion price under such notes to $0.50 per share in exchange for the holders of such convertible notes agreement to convert the principal amount and accrued interest under such notes concurrently with the execution of the amendment. The Company evaluated the modification of the conversion price under ASC 470-50 and determined that it qualified as an extinguishment of debt. The gain or loss on extinguishment is calculated using the fair value of stock issued, minus the principal and accrued interest of the convertible notes. Since the result was a gain and the debt was associated with related parties, the gain was recorded as Paid in Capital. The Company issued 3,177,411 shares of common stock to Frost Gamma in full settlement of the $1,500,000 principal balance and $88,705 accrued interest. The Company issued 3,000,000 shares of common stock to Jay Nussbaum in full settlement of the $1,500,000 principal balance and settled $88,212 accrued interest in cash.

The Company analyzed the conversion option in the notes for derivative accounting treatment under ASC Topic 815, “Derivatives and Hedging,” and determined that the instrument does not qualify for derivative accounting.

The Company therefore performed an analysis to determine if the conversion option was subject to a beneficial conversion feature and determined that the instrument does not have a beneficial conversion feature.

The following table sets forth, by level within the fair value hierarchy, the Company’s financial liabilities that were accounted for at fair value as of December 31, 2018 and December 31, 2017:

	Level 1	Level 2	Level 3	Total
LIABILITIES:
Derivative liabilities as of December 31, 2018	$0	$0	$0	$0
Derivative liabilities as of December 31, 2017	$0	$0	$0	$0

The following table represents the change in the fair value of the derivative liabilities during the years ended December 31, 2018 and 2017:

Fair value of derivative liabilities as of December 31, 2016	$1,832,013
Change in fair value of derivative liabilities	(1,831,635)
Gain on extinguishment of debt	(378)
Fair value of derivative liabilities as of December 31, 2017	$0
Change in fair value of derivative liabilities	(0)
Fair value of derivative liabilities as of December 31, 2018	$0

The amortization of the debt discount is $0 and $1,409,790 for the years ended December 31, 2018 and 2017, respectively.

7.	REVOLVING LINE OF CREDIT

On August 2, 2017, the Company issued a promissory note to City National Bank of Florida (“CNB”) in the principal amount of $2,000,000, the CNB Note, with a maturity date of August 2, 2018 On September 26, 2018, the Company and CNB agreed to extend the maturity date of the promissory note to August 2, 2019. The Company evaluated the modification under ASC 470-50 and determined that it did not qualify as an extinguishment of debt. The note evidences a revolving line of credit with advances that may be requested by the Company until the maturity date of August 2, 2019 so long as no event of default exists under the note, the Company or Mr. Nussbaum does not cease doing business, Mr. Nussbaum does not seek to revoke or modify his guarantee of the Note, the Company does not misapply the proceeds of this loan or CNB in good faith does not believe itself insecure. The initial CNB Note bore an interest rate at a variable rate equal to 0.250 percentage points over the Wall Street Journal Prime Rate payable monthly. At renewal, the variable rate was increased to 1.0 percentage points over the Wall Street Journal Prime Rate. The Company will pay to CNB a late charge of 5.0% of any monthly payment not received by Lender within 10 calendar days after its due date. The Company may prepay the note at any time without penalty. In the event of a default, the interest rate will increase to the highest lawful rate. The Company is obligated to maintain depository accounts with CNB with a minimum average annual balance of $1,600,000 in aggregate with Mr. Nussbaum. In the event the Company does not maintain this account balance, CNB may charge the Company a fee equal to 2% of the deficiency as additional interest under the note. The CNB Note is personally guaranteed by Mr. Nussbaum, the Company’s Chief Executive Officer pursuant to written guarantee in favor of CNB (the “CNB Guarantee”). Mr. Nussbaum and the Company are obligated to maintain an aggregate unencumbered liquidity of no less than $6,000,000 in the form of cash, repurchase agreements, certificates of deposit or marketable securities acceptable to CNB. In addition, to secure our obligations under the note, we entered into a security agreement in favor of CNB (the “Security Agreement”) encumbering all of our accounts, inventory and equipment along with an assignment of a bank account we maintain at CNB with an approximate balance of $120,000. As of December 31, 2018, $2,000,000 has been drawn against the line of credit, an increase of $1,000,000 over the balance at December 31, 2017. Accrued interest of $10,931 and $5,625 has been recognized as of December 31, 2018 and 2017, respectively.

Indemnification Agreement

On August 3, 2017, the Company entered into an Indemnification Agreement with Mr. Nussbaum in order to indemnify and defend him to the fullest extent permitted by law for any claim, expense or obligation which might arise as a result of his guarantee of the CNB Note.

8.	SERIES 2017 SECURED CONVERTIBLE NOTE – RELATED PARTY

On August 3, 2017, the Company issued a Secured Convertible Promissory Note Series 2017 due August 2, 2018 in the aggregate principal amount of $2,000,000 (the “Series 2017 Convertible Note”) in a private placement to Frost Nevada Investments Trust (“Frost Nevada”). On September 26, 2018, the Company and Frost Nevada agreed to extend the maturity date of the promissory note to August 2, 2019. The Company evaluated the modification under ASC 470-50 and determined that it did not qualify as an extinguishment of debt. Frost Nevada is a trust that is controlled by Dr. Frost, a substantial shareholder of the Company. The note evidences a revolving line of credit with advances that may be requested by the Company until the maturity date of August 2, 2019 so long as no event of default exists under the loan. The Company may request advances of principal under this note equal to and at the same time as it requests advances, if any, pursuant to the CNB Note. The note bears interest at a variable rate equal to 0.250 percentage points over the Wall Street Journal Prime Rate. The Company may prepay the notes at any time without penalty. If the Company does not prepay the note in full or the holder does not convert the note before the maturity date, the Company may pay the outstanding principal amount and any accrued and unpaid interest on the maturity date with cash or with common stock or through a combination of cash and stock at Frost Nevada’s discretion. The conversion price under the note is $1.00 per share subject to proportional adjustment in the event of stock splits, stock dividends and similar corporate events. The Series 2017 Convertible Note is secured by a security interest in all the Company’s assets. This security interest is subordinate to the security interest of CNB discussed in Footnote #7 above.

During 2018, the Company borrowed an additional $1,000,000 on the Series 2017 Convertible Note bringing the total amount of principal to $2,000,000. On December 21, 2018, the Company entered into an amendment (the “December 2018 Convertible Note Amendments”) with Frost Nevada to reduce the conversion price under such notes to $0.50 per share in exchange for Frost Nevada’s agreement to convert the principal amount and accrued interest under such notes concurrently with the execution of the amendment. The Company evaluated the modification of the conversion price under ASC 470-50 and determined that it qualified as an extinguishment of debt. The gain or loss on extinguishment is calculated using the fair value of stock issued, minus the principal and accrued interest of the convertible notes. Since the result was a gain and the debt was associated with related parties, the gain was recorded as Paid in Capital. The Company issued 4,030,740 shares of common stock to Frost Nevada in full settlement of the $2,000,000 principal balance and $15,370 accrued interest.

The Company analyzed the conversion option in the notes for derivative accounting treatment under ASC Topic 815, “Derivatives and Hedging,” and determined that the instrument does not qualify for derivative accounting.

The Company therefore performed an analysis to determine if the conversion option was subject to a beneficial conversion feature and determined that the instrument does not have a beneficial conversion feature.

9.	SHAREHOLDERS’ EQUITY

For the year ended December 31, 2018

The Company issued a total of 14,458,151 shares of common stock during the year ended December 31, 2018, as described below:

On October 25, 2018, the Board approved Amendment No. 3 to the August 27, 2014 Independent Contractor Agreements it entered into with Dr. Philip Frost and Steven Rubin who serve as members of the Company’s Strategic Advisory Board (the “SAB Amendments”). The SAB Amendments extend the term of the agreements from November 1, 2018 until October 31, 2019 and provide for the following equity-based compensation: (a) for Dr. Frost, an award of 150,000 shares of the Company’s unregistered restricted common stock and (b) for Mr. Rubin, an award of 100,000 shares of the Company’s unregistered restricted common stock. The restricted stock vests upon the occurrence of a change of control (as defined in the SAB Amendments). The Company recognized $20,833 expense for the pro rata portion of shares earned by the two members during the twelve months ended December 31, 2018, amortizing the expense over the 12 months of the service agreement regardless of the vesting condition.

On October 24, 2018, the Company commenced an offering of up to 10,000,000 shares of its common stock (the “Offered Shares”) in a private placement of up to $5,500,000 to certain accredited investors at a purchase price of $0.55 per share pursuant to a Stock Purchase Agreement (the “SPA”). Closing of the offering pursuant to the SPA is conditioned upon certain, limited customary representations and warranties, as well as the Company having received an aggregate of $4,000,000 in new orders from a prime government contractor or directly from the U.S. government at any time commencing after October 9, 2018 (the “Qualifying Sales Order”). As required under the SPA, upon receipt by the Company of a Qualifying Sales Order, the Company will give written notice to the investors notifying them that the Company intends to close on the purchase of the Offered Shares pursuant to the SPA. Within three days after the delivery of the notice to the investors, the Company and the investors will then close under the SPA and at closing, the Company will issue to each purchasing investor the number of shares subscribed for by each Investor.

On December 21, 2018, the Board approved an Amended and Restated Stock Purchase Agreement (the “Amended SPA”) relating to the Offered Shares to reduce the purchase price in the Offering to $0.50 per share, reduce the maximum offering amount from $5,500,000 to $5,000,000, extend the initial closing date of the Offering to January 15, 2019 and permit sales of the common stock for a period of 30 days after the initial closing in order to attract a greater number of investors. In addition, the Amended and Restated Stock Purchase Agreement revised the definition of the event triggering the initial closing date to the date when the Company enters into an agreement with a prime government contractor at any time commencing after October 8, 2018 whereby the Company agrees to provide a minimum of $4,000,000 in goods and services to such contractor.

On December 21, 2018, the Company issued 6,177,411 shares of its common stock pursuant to the conversion of the 2016 Related Party Notes as discussed above in Footnote #6 and 4,030,740 shares of its common stock pursuant to the conversion of the 2017 Related Party Note as discussed above in Footnote #8.

On December 27, 2018, the Company completed the sale of 4,000,000 shares of its common stock pursuant to the Amended SPA at $0.50 per share for an aggregate of $2,000,000. On January 25, 2019, the Company completed an additional closing as further discussed below in Footnote #16 – Subsequent Events.

In September 2016, the Company issued 1,349,000 shares of restricted common stock outside of the 2015 Equity Plan to Jay Nussbaum, Felicia Hess, Daniyel Erdberg, Kendall Carpenter, Mike Silverman and Reginald Brown pursuant to Stock Award Agreements. The shares will vest upon consummation of a significant equity and/or debt financing of at least $5,000,000 provided that the holder remains engaged by the Company through the vesting date. On August 3, 2017, these awards were modified so that the restrictions set forth in the RSA lapse upon the earlier of (i) consummation of a significant equity and/or debt financing from which the Company receives gross proceeds of at least $7,000,000 or (ii) a change in control (as defined in the RSA Amendment), provided that, in either case, the holder remains engaged by the Company through the date of such event. The Company does not believe the modified vesting conditions are probable of being achieved, and as such, no stock-based compensation expense has been recorded. The Company will reassess whether achievement of the vesting conditions is probable at each reporting date. If it is probable, stock-based compensation will be recognized.

On March 28, 2018, these awards were modified in recognition of the Company securing a substantial sales order and recent business development activity and vested on that date. On that date, the awards were determined to be probable for vesting and stock-based compensation was recognized based on the fair market value of the stock on March 28, 2018. The Company recorded $944,300 in stock-based compensation for these awards during the year ended December 31, 2018.

As of December 31, 2018, the Company had unamortized stock compensation of $104,167 for non-employees.

For the year ended December 31, 2017

The Company issued a total of 500,250 shares of common stock during the year ended December 31, 2017, as described below:

On April 24, 2017, the holder of Series A preferred stock converted a total of 100,100 shares of Series A for an aggregate of 250,250 shares of restricted common stock in accordance with their conversion rights which includes a blocker with respect to individual ownership percentages.

On August 3, 2017, the Company entered into an amendment to the August 24, 2014 Independent Contractor Agreements it entered into with Dr. Philip Frost and Steven Rubin who serve as members of the Company’s Strategic Advisory Board (the “SAB Amendments”). The SAB Amendments extend the term of the agreements from May 1, 2017 until April 30, 2018 and provide for the following equity based compensation: (a) for Dr. Frost, a warrant to purchase 2,000,000 shares of the Company’s common stock (the “Frost Warrant”) and an award of 150,000 shares of the Company’s unregistered restricted common stock and (b) for Mr. Rubin, an award of 100,000 shares of the Company’s unregistered restricted common stock. The restricted stock vests upon the occurrence of a change of control (as defined in the SAB Amendments). The Warrant has a term of five years and exercise price of $1.00 per share subject to proportional adjustment in the event of stock splits, stock dividends and similar corporate events. The Company recognized $22,500 and $155,001 expense for the pro rata portion of shares earned by the two members during the twelve months ended December 31, 2018 and 2017, respectively, amortizing the expense over the 12 months of the service agreement regardless of the vesting condition.

10.	PREFERRED STOCK

For the year ended December 31, 2018

On August 28, 2018, the Company filed with the Nevada Secretary of State of a Certificate of Withdrawal to withdraw the Certificates of Designations of the Company’s previously designated Convertible Preferred Stock, Series A, B, B-1, C, D, E, F, G as no shares of these series of preferred stock are issued or outstanding.

For the year ended December 31, 2017

All the preferred stock of the Company is convertible into common shares. The Series A stock conversion ratio is 1 to 2.5 common shares. All preferred stock has voting rights equal to the number of shares it would have on an ‘as if converted’ basis subject to any ownership limitations governing such preferred shares. All preferred stock is entitled to dividends rights equal to the number of shares it would have on an ‘as if converted’ basis. None of the preferred stock is redeemable, participating nor callable.

The Company analyzed the embedded conversion option for derivative accounting consideration under ASC 815-15 “Derivatives and Hedging” and determined that the conversion option should be classified as equity.

On April 24, 2017, the holder of Series A preferred stock converted a total of 100,100 shares of Series A for an aggregate of 250,250 shares of restricted common stock in accordance with their conversion rights which includes a blocker with respect to individual ownership percentages.

11.	EMPLOYEE STOCK OPTIONS

For the year ended December 31, 2018

On March 28, 2018, upon approval of the Company’s board of directors, the Company granted outside its 2015 Equity Plan, 100,000 options each to a newly-appointed director, Robert Guerra. These options vest 50% one year after the date of grant and the remaining 50% two years after the date of grant provided the director is still actively involved with the Company. The options are exercisable at an exercise price of $1.00 per share and expire on March 28, 2022. During the year ended December 31, 2018, $21,739 compensation expense was recognized on these 100,000 options with a remaining balance of $16,654 to be recognized over the vesting period.

On May 16, 2018, upon approval of the Company’s board of directors, the Company granted outside its 2015 Equity Plan, 460,000 options to four employees. Reginald Brown, Jr. was issued 200,000 options and Kendall Carpenter was issued 130,000 options which were immediately vested, are exercisable at an exercise price of $1.00 per share and expire May 16, 2022. Two engineers received a total of 130,000 shares which vest 50% after one year and the remaining 50% after two years, are exercisable at an exercise price of $1.00 per share and expire May 16, 2022. During the year ended December 31, 2018, $174,639 compensation expense was recognized on these 460,000 options with a remaining balance of $27,352 to be recognized over the vesting period.

On August 22, 2018, upon approval of the Company’s board of directors, the Company granted outside its 2015 Equity Plan, an aggregate of 5,000,000 options to five management employees and four directors. Included in this award were the following grants to Executive Officers and Directors of the Company: 1,950,000 options to Jay Nussbaum, Chief Executive Officer and Chairman of the Board of Directors, 800,000 options to Felicia Hess, Chief Operating Officer, 800,000 options to Daniyel Erdberg, President, 300,000 options to Kendall Carpenter, Chief Financial Officer and the following directors of the Company: 150,000 options to David Aguilar, 25,000 options to John Miller, 25,000 options to Timothy Hoechst and 25,000 options to Robert Guerra. The options vest upon the Company receiving an aggregate of $4,000,000 in new orders from a prime government contractor or directly from the U.S. government at any time commencing after the date of issuance. The options are exercisable at an exercise price of $1.00 per share and expire August 22, 2022. On September 26, 2018, the Board resolved to cancel the Options to purchase 5,000,000 shares of common stock issued on August 22, 2018 that had not vested.

On September 26, 2018, upon approval of the Company’s board of directors, the Company granted outside its 2015 Equity Plan, 6,000,000 options to five management employees and four directors. Jay Nussbaum was issued 2,350,000 options, Felicia Hess was issued 1,000,000 options, Daniyel Erdberg was issued 1,000,000 options, Kendall Carpenter was issued 425,000 options, Reginald Brown, Jr. was issued 1,000,000 options. Director David Aguilar was issued 150,000 options and Directors John Miller, Timothy Hoechst and Robert Guerra were each issued 25,000 options. The options vest upon the Company receiving an aggregate of $4,000,000 in new orders from a prime government contractor or directly from the U.S. government at any time commencing after the date of issuance. The options are exercisable at an exercise price of $.65 per share and expire September 26, 2022. Of these 6,000,000 options, 5,000,000 options have been accounted for as a modification of the August 22, 2018 options. During the year ended December 31, 2018, $2,601,005 compensation expense was recognized on these 6,000,000 options which vested December 21, 2018 when the Company entered into an agreement with a prime government contractor to provide a minimum of $4,000,000 in goods and services to such contractor.

For the year ended December 31, 2017

On January 9, 2017, the Company issued an option to purchase 100,000 shares of common stock with an exercise price of $2.90 per share to a director. The option vests 50,000 after one year from grant date and another 50,000 two years from grant date with an expiration date of four years from grant date provided that the Director is still providing service to the Company. During the twelve months ended December 31, 2018 and 2017, $45,516 and $129,059, accordingly, compensation expense was recognized on these 100,000 options.

On August 3, 2017, upon approval of the Company’s board of directors, the Company issued outside its 2015 Equity Plan, 5,210,000 options to purchase the Company’s common stock to officers, directors and employees for services provided. These stock options immediately vested, are exercisable at an exercise price of $1.00 per share and expire on August 3, 2021. Jay Nussbaum was issued 2,000,000 options, Felicia Hess was issued 1,200,000 options, Dan Erdberg was issued 1,140,000 options, Kendall Carpenter was issued 275,000 options, Directors David Aguilar, Mike Haas and General Wayne Jackson were issued 100,000, 10,000 and 10,000 options, respectively. The remaining 475,000 options were issued to employees and consultants and during 2018, 80,000 of those options were cancelled due to termination of certain employees. On December 21, 2018, the Board modified the exercise price of the remaining 5,130,000 options to $0.50 per share. During the twelve months ended December 31, 2018 and 2017, 421,059 and $3,354,097 compensation expense, accordingly, was recognized on these August 3, 2017 options.

On November 9, 2017, upon approval of the Company’s board of directors, the Company issued outside its 2015 Equity Plan, 2,000,000 options to purchase the Company’s common stock to officers, directors, and for services provided. Jay Nussbaum was issued 900,000 options, Felicia Hess was issued 300,000 options, Dan Erdberg was issued 200,000 options, Kendall Carpenter was issued 170,000 options, Directors David Aguilar, Mike Haas and General Wayne Jackson were issued 10,000, 10,000 and 10,000 options, respectively. Reginald Brown, Jr. was issued 400,000 options. These stock options immediately vested, are exercisable at an exercise price of $1.35 per share and expire on November 9, 2021. On December 21, 2018, the Board modified the exercise price of the 2,000,000 options to $0.50 per share. During the twelve months ended December 31, 2018 and 2017, $223,559 and $1,846,075 compensation expense was recognized on these November 9, 2017 options.

On December 13, 2017, upon approval of the Company’s board of directors the Company issued outside its 2015 Equity Plan, 100,000 options each to two newly-appointed directors, or a total of 200,000 options. These options vest 50% after one year and the remaining 50% after two years provided the director is still actively involved with the Company. The options are exercisable at an exercise price of $1.00 per share and expire on December 13, 2021. During the twelve months ended December 31, 2018 and 2017, $70,361 and $3,593 compensation expense was recognized on these 200,000 options with a remaining balance of $25,547 to be recognized over the vesting period.

During 2016, the Company granted 10,000 options to an employee with two-year vesting and an exercise price of $3.00 and an expiration date of December 6, 2019. The Company recognized $1,187 in compensation for the year ended December 31, 2018. No additional compensation will be recognized on these options which were cancelled due to the termination of the employee.

On June 1, 2015, the Company issued an option award to an employee for 37,500 shares vesting over three years with an exercise price of $10.80 and expiration date of May 4, 2019. During the year ended December 31, 2018, $14,367 compensation expense was recognized on these 37,500 options which have been cancelled due to the termination of the employee.

The Company used the Black-Scholes option pricing model to estimate the fair value on the date of grant of the 11,560,000 options granted during the twelve months ended December 31, 2018.

The following table summarizes the assumptions used to estimate the fair value of stock options granted during 2018 and 2017, as of the remeasurement date of December 21, 2018:

	2018	2017
Expected dividend yield	0%	0%
Expected volatility	80-96%	82-101%
Risk-free interest rate	2.41-2.93%	1.50-2.62%
Expected life of options	4.0 years	2.5-4.0 years

Under the Black-Scholes option pricing model, the fair value of the 11,560,000 options granted during the twelve months ended December 31, 2018 is estimated at $2,841,390 on the date of grant. During the twelve months ended December 31, 2018, $2,797,383 compensation expense was recognized on these 11,560,000 options with a total of $44,006 to be recognized over the vesting periods.

During 2018, 250,000 options issued on May 18, 2015 with an exercise price of $6.00 expired and 85,000 options issued December 10, 2015 with an exercise price of $5.00 expired. The Company cancelled 180,000 options that had been issued to five employees who left the Company without exercising their options, including 37,500 issued June 1, 2015 with a strike price of $10.80, 12,500 issued December 10, 2015 with a strike price of $5.00, 40,000 issued April 27, 2016 with a strike price of $2.91, 10,000 issued December 6, 2016 with a strike price of $3.00, and cancelled 80,000 options issued August 8, 2017 with a strike price of $1.00. The Company cancelled 5,000,000 options issued on August 22, 2018 on September 26, 2018 that had not vested.

The following table represents stock option activity as of and for the period ended December 31, 2018:

	Number of Options	Weighted Average Exercise Price per Share	Weighted Average Contractual Life in Years	Aggregate Intrinsic Value
Outstanding – December 31, 2016	442,500	$5.81	1.72
Exercisable – December 31, 2016	407,500	$5.57	1.65		$0
Granted	7,510,000	$1.12
Cancelled or Expired	(7,500)	$4.18
Outstanding – December 31, 2017	7,945,000	$1.38	3.50
Exercisable – December 31, 2017	7,627,500	$1.35	3.50		$0
Granted	11,560,000	$0.82
Cancelled or Expired	(5,515,000)	$1.37
Outstanding – December 31, 2018	13,990,000	$0.61	3.15	$
Exercisable – December 31, 2018	13,610,000	$0.59	3.16		$0

12.	WARRANTS

For the year ended December 31, 2018

As described above in Footnote #1 – Related Party Transactions, on September 26, 2018, the Company issued 100,000 warrants outside its 2015 Equity Plan to Global Security Innovative Strategies, LLC (“GSIS”) with an exercise price of $1.00 per share and an expiration date of September 26, 2022 and which were immediately vested.

The following table summarizes the assumptions used to estimate the fair value of the 100,000 stock warrants granted during the year ended December 31, 2018 on the date of grant.

2018

Expected dividend yield	0%
Expected volatility	91%
Risk-free interest rate	2.93%
Expected life of options	4.00 years

Under the Black-Scholes option pricing model, the fair value of the 100,000 warrants granted during the year ended December 31, 2018 is estimated at $37,467 on the date of grant. During the year ended December 31, 2018, $37,467 compensation expense was recognized on these 100,000 warrants.

For the year ended December 31, 2017

On August 3, 2017, upon approval of the Company’s board of directors, the Company issued outside its 2015 Equity Plan, 30,000 warrants to purchase the Company’s common stock to consultants for services provided. These warrants are immediately vested, are exercisable at an exercise price of $1.00 per share and expire on August 3, 2021. On December 21, 2018, the Board modified the exercise price of the 30,000 warrants to $0.50 per share. During the twelve months ended December 31, 2018 and 2017, $2,462 and $19,269 compensation expense, respectively, was recognized on these August 3, 2017 options.

On August 3, 2017, the Company issued a warrant to purchase 2,000,000 shares of the Company’s common stock to Dr. Philip Frost for services to be provided under the terms of his service to the Strategic Advisory Board through April 2018. These warrants immediately vested, are exercisable at an exercise price of $1.00 per shares and expire on August 3, 2022. On December 21, 2018, the Board modified the exercise price of the 2,000,000 warrant to $0.50 per share. During the twelve months ended December 31, 2018 and 2017, $143,375 and $1,391,793 compensation expense, respectively, was recognized on these August 3, 2017 warrants.

On November 9, 2017, upon approval of the Company’s board of directors, the Company issued outside its 2015 Equity Plan, 20,000 warrants to purchase the Company’s common stock to consultants for services provided. These warrants are immediately vested, are exercisable at an exercise price of $1.35 per share and expire on November 9, 2021. On December 21, 2018, the Board modified the exercise price of the 20,000 warrants to $0.50 per share. During the twelve months ended December 31, 2018 and 2017, $2,236 and $18,456 compensation expense, accordingly, was recognized on these November 9, 2017 warrants.

The following table summarizes the assumptions used to estimate the fair value of the 2,050,000 warrants granted during 2017, as of the remeasurement date of December 21, 2018:

2017

Expected dividend yield	0%
Expected volatility	80%
Risk-free interest rate	2.62%
Expected life of warrants	4-5 years

The following table represents warrant activity as of and for the period ended December 31, 2018 and 2017:

	Number of Warrants	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life in Years	Aggregate Intrinsic Value
Outstanding – December 31, 2016	183,737	$7.35	2.70
Exercisable – December 31, 2016	171,237	$7.15	2.79	$0.00
Granted	2,050,000	$1.00
Forfeited or Expired	(1,237)	$303,37
Outstanding – December 31, 2017	2,232,500	$1.36	4.34
Exercisable – December 31, 2017	2,232,500	$1.36	4.34	$0.00
Granted	100,000	$1.00
Forfeited or Expired	(52,500)	$8.57
Outstanding – December 31, 2018	2,280,000	$0.72	3.44
Exercisable – December 31, 2018	2,280,000	$0.72	3.44	$0.00

13.	INCOME TAXES

The Company uses the liability method, where deferred tax assets and liabilities are determined based on the expected future tax consequences of temporary differences between the carrying amounts of assets and liabilities for financial and income tax reporting purposes. On December 22, 2017, H.R. 1, formally known as the Tax Cut and Jobs Act (the “Act”) was enacted into law. The Act provides for significant tax law changes and modifications with varying effective dates. The major change that affects the Company is reducing the corporate income tax rate from 35% to 21%.

The net deferred asset generated by the loss carry-forward has been fully reserved. The cumulative net operating loss carry-forward is approximately $14,137,574 for 2018 and $10,718,755 for 2017 and will begin expiring in 2034. Section 382 of the Internal Revenue Code generally imposes an annual limitation on the amount of net operating loss carryforwards that may be used to offset taxable income when a corporation has undergone significant changes in its stock ownership. The $14,137,574 estimate of net operating loss carry-forward is calculated after we consider the effect of Section 382.

Deferred tax assets consist of the tax effect of net operating loss carry-forwards. The Company has provided a full valuation allowance on the deferred tax assets because of the uncertainty regarding its realizability. Deferred tax assets consist of the following:

	December 31, 2018	December 31, 2017
Net operating loss carry-forwards	$2,968,891	$2,250,939
Valuation allowance	(2,968,891)	(2,250,939)
	$0	$0

The Company’s tax expense does not reflect the statutory rate since the Company’s deferred tax asset is fully offset by a valuation allowance. The statute of limitations is open for the tax years ending December 31, 2015 and thereafter.

14.	COMMITMENTS AND CONTINGENCIES

On November 17, 2014, the Company entered into a 60-month lease for 5,533 square feet of office and manufacturing space at 11651 Central Parkway Suite 118, Jacksonville, Florida, with an anticipated lease commencement date of February 1, 2015. The actual commencement date was July 1, 2015 and the lease was amended to 61 months expiring July 31, 2020. The monthly rent, including operating expenses and sales tax, for each year of the initial lease term is estimated to be $5,915. Anticipated total rent during the term of the lease is as follows:

Year 2019 - $ 77,309
Year 2020 - $ 45,651

Rent expense in 2018 and 2017 was $161,333, and $131,710, respectively.

The Company acquired licenses to certain technology of Georgia Tech Research Corporation (GTRC) through its purchase of Adaptive Flight, Inc.’s assets on July 20, 2015 and through direct license from GTRC. The licenses are perpetual and if the technology is patented, are protected through the expiration date of the patented know-how. Two of the licenses require a minimum royalty of $1,500 per year. Royalties are based on vehicle weight and range from $12.50 to $75.00 per vehicle on one license and $25.00 to $150.00 per vehicle on another license.

On May 16, 2016, Banco Popular North America (“Banco”) filed a lawsuit in Duval County, Florida in the Circuit Court of the Fourth Judicial Circuit against Aerial Products Corporation d/b/a Southern Balloon Works (“Aerial Products”), Kevin M. Hess, LTAS, and the Company to collect on a delinquent Small Business Administration loan that Banco made in 2007 to Aerial Products with Mr. Hess as the personal guarantor. LTAS and the Company filed an Answer on June 30, 2016 and Responses to Interrogatories on December 16, 2016. The lawsuit is active and discovery is ongoing. It is our position that neither LTAS nor the Company are continuations of Aerial Products, and LTAS and the Company have denied all allegations made by Banco and will vigorously defend that position. The Company has evaluated the probability of loss as possible, but the range of loss is unable to be estimated.

Other than the Banco matter, there are no material claims, actions, suits, proceedings inquiries, labor disputes or investigations pending.

15.	CONCENTRATIONS

Financial instruments, which potentially subject the Company to concentrations of credit risk, consist primarily of trade accounts receivable. The Company performs ongoing credit evaluations of its customers and generally does not require collateral related to its trade accounts receivable. At December 31, 2018, accounts receivable from one customer comprised 100% of the Company’s total accounts receivable-trade. Revenues from one customer approximated 95% of total revenues for 2018. At December 31, 2017, accounts receivable from two customers comprised 100% of the Company’s total accounts receivable-trade. Revenues from four customers approximated 85% of total revenues for 2017.

16.	SUBSEQUENT EVENTS

On January 25, 2019, the Company completed the sale of 4,015,500 shares of its common stock pursuant to the Amended SPA (discussed above in Footnote #9 – Shareholders’ Equity) at $0.50 per share for an aggregate of $2,007,750. The aggregate consideration consisted of (1) cash in the aggregate amount of $1,432,750, (2) a promissory note from a single non-affiliate investor in the aggregate principal amount of $500,000, (3) a full-recourse promissory note payable by Dan Erdberg in the amount of $50,000 and (4) a full-recourse promissory note payable by Kendall Carpenter in the amount of $25,000. Each note bears an interest rate at a fixed rate of 3% per annum and principal and interest under the notes may be prepaid at any time without penalty. The non-affiliate note was fully repaid on February 8, 2019, including $575 in accrued interest. The Erdberg and Carpenter notes have a maturity date of January 25, 2020. The principal amount of the Carpenter note was reduced by $7,500 on January 28, 2019 leaving a principal balance of $17,500.

On March 20, 2019, the Company’s board of directors approved 180,000 options outside its 2015 Equity Plan to purchase the Company’s common stock to two employees and a contractor for services provided. Two grants totaling 80,000 options vest after one year and one grant of 100,000 options vests after two years. These stock options are exercisable at an exercise price of $1.00 per share and expire on March 20, 2023.

DRONE AVIATION HOLDING CORP.

CONSOLIDATED BALANCE SHEETS

	3/31/2019	12/31/2018
	(Unaudited)
ASSETS

CURRENT ASSETS:
Cash	$2,760,447	$2,282,365
Accounts receivable - trade	6,929	18,000
Subscription note receivable – related party	17,858	-
Inventory, net	604,570	307,925
Prepaid expenses and deposits	259,466	89,613

Total current assets	3,649,270	2,697,903

PROPERTY AND EQUIPMENT, at cost:	207,716	176,955
Less - accumulated depreciation	(132,528)	(123,725)

Net property and equipment	75,188	53,230

OTHER ASSETS:
Right of use leased assets	170,162	-
Goodwill	99,799	99,799
Intangible assets, net	632,667	705,667

Total other assets	902,628	805,466

TOTAL ASSETS	$4,627,086	$3,556,599

LIABILITIES AND STOCKHOLDERS’ EQUITY

CURRENT LIABILITIES:
Accounts payable - trade and accrued liabilities	$442,241	$485,024
Bank line of credit	2,000,000	2,000,000
Operating lease liability	95,533	-

Total current liabilities	2,537,774	2,485,024

LONG TERM LIABILITIES:
Operating lease liability	74,956	-

TOTAL LIABILITIES	$2,612,730	$2,485,024

COMMITMENTS AND CONTINGENCIES	-	-

STOCKHOLDERS’ EQUITY:
Common stock, $.0001 par value; authorized 300,000,000 shares; 27,656,121 and 23,640,621 shares issued and outstanding, at March 31, 2019 and December 31, 2018, respectively	2,766	2,364
Additional paid-in capital	41,586,854	39,541,301
Retained deficit	(39,575,264)	(38,472,090)

Total stockholders’ equity	2,014,356	1,071,575

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	$4,627,086	$3,556,599

The accompanying notes are an integral part of these unaudited consolidated financial statements.

DRONE AVIATION HOLDING CORP.

CONSOLIDATED STATEMENTS OF OPERATIONS (Unaudited)

	For the Three Months Ended
	March 31,	March 31,
	2019	2018

Revenues	$7,450	$869,023

Cost of goods sold	3,550	474,393

Gross profit	3,900	394,630

General and administrative expense	1,074,912	2,002,609

Loss from operations	(1,071,012)	(1,607,979)

Other income (expense)
Interest income	933	-
Interest expense	(33,095)	(70,311)

Total other income (expense)	(32,162)	(70,311)

NET LOSS	(1,103,174)	(1,678,290)

Weighted average number of common shares outstanding - basic and diluted	26,540,704	9,182,470

Basic and diluted net loss per share	$(0.04)	$(0.18)

The accompanying notes are an integral part of these unaudited consolidated financial statements.

DRONE AVIATION HOLDING CORP.

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY (DEFICIT) (Unaudited)

For the Three Months Ended March 31, 2019 and 2018

			Additional
	Common Stock		Paid-in	Accumulated
	Shares	Amount	Capital	Deficit	Total

Balance - December 31, 2017	9,182,470	$918	$27,692,067	$(29,996,777)	$(2,303,792)

Net Loss - 1Q2018				(1,678,290)	(1,678,290)
Stock Based Compensation - Non-employee Shares			39,791		39,791
Stock Based Compensation - Options and Warrants			39,405		39,405
Stock Based Compensation - Employee Shares - Vesting for PY issuance			944,300		944,300

Balance - March 31, 2018	9,182,470	$918	$28,715,563	$(31,675,067)	$(2,958,586)

			Additional
	Common Stock		Paid-in	Accumulated
	Shares	Amount	Capital	Deficit	Total

Balance - December 31, 2018	23,640,621	$2,364	$39,541,301	$(38,472,090)	$1,071,575

Net Loss - 1Q2019				(1,103,174)	(1,103,174)
Stock Based Compensation - Non-employee Shares			72,500		72,500
Stock Based Compensation - Options and Warrants			15,705		15,705
Common stock issued for cash	4,015,500	402	1,957,348		1,957,750

Balance - March 31, 2019	27,656,121	$2,766	$41,586,854	$(39,575,264)	$2,014,356

The accompanying notes are an integral part of these unaudited consolidated financial statements.

DRONE AVIATION HOLDING CORP.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Unaudited)

	For the Three Months Ended
	3/31/2019	3/31/2018
OPERATING ACTIVITIES:
Net loss	$(1,103,174)	$(1,678,290)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation expense	8,803	11,847
Loss on disposal of property, plant, and equipment	-	8,417
Amortization expense of intangible assets	73,000	73,000
Noncash lease expense	19,601	-
Stock based compensation	88,205	1,023,496
Changes in operating assets and liabilities:
Accounts receivable	11,071	65,656
Inventory	(296,645)	344,643
Prepaid expenses and other current assets	(169,853)	12,254
Operating lease obligations	(19,274)	-
Accounts payable and accrued expense	(42,783)	(96,429)
Due from related party	(358)	653

Net cash used in operating activities	(1,431,407)	(234,753)

INVESTING ACTIVITIES:
Cash received from sale of vehicle	-	60,000
Cash paid on fixed assets	(30,761)	(1,930)

Net cash provided by (used) in investing activities	(30,761)	58,070

FINANCING ACTIVITIES:
Proceeds from sale of common stock	1,940,250	-
Proceeds from related party convertible note payable	-	250,000
Proceeds from bank line of credit	-	250,000

Net cash provided by financing activities	1,940,250	500,000

NET INCREASE IN CASH	478,082	323,317

CASH, beginning of period	2,282,365	615,375

CASH, end of period	$2,760,447	$938,692

Noncash investing and financing activities for the quarters ending March 31:
Stock issued for related party subscription note receivable	$17,500	$-
ROU assets and operating lease obligations recognized	$189,763	$-

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
Cash paid during the quarters ended March 31:
Interest	$33,095	$68,389
Income taxes	$-	$-

The accompanying notes are an integral part of these unaudited consolidated financial statements.

DRONE AVIATION HOLDING CORP.

NOTES TO INTERIM UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

For the Period Ended March 31, 2019

1.	BASIS OF PRESENTATION AND SIGNIFICANT ACCOUNTING POLICIES

The following unaudited interim consolidated financial statements have been prepared pursuant to the rules and regulations of the Securities and Exchange Commission (the “SEC”). Accordingly, such interim financial statements do not include all the information and footnotes required by accounting principles generally accepted in the United States for complete annual financial statements. The information furnished reflects all adjustments, consisting only of normal recurring items which are, in the opinion of management, necessary in order to make the financial statements not misleading. The balance sheet as of December 31, 2018 has been derived from the the annual financial statements of Drone Aviation Holding Corp. (the “Company”) that were audited by an independent registered public accounting firm but does not include all of the information and footnotes required for complete annual financial statements. The unaudited consolidated financial statements included in this prospectus should be read in conjunction with the consolidated financial statements and the notes thereto included in this prospectus.

Revenue Recognition

In May 2014, the Financial Accounting Standards Board (the “FASB”) issued Accounting Standards Update (“ASU”) No. 2014-09 (Topic 606), “Revenue from Contracts with Customers.” Topic 606 supersedes the revenue recognition requirements in Topic 605, “Revenue Recognition” and requires entities to recognize revenues when control of the promised goods or services is transferred to customers at an amount that reflects the consideration to which the entity expects to be entitled to in exchange for those goods or services. The principles in the standard are applied in five steps: 1) identify the contract(s) with a customer; 2) identify the performance obligations in the contract; 3) determine the transaction price; 4) allocate the transaction price to the performance obligations in the contract; and 5) recognize revenue when (or as) the entity satisfies a performance obligation. The Company adopted Topic 606 as of January 1, 2018 using the modified retrospective transition method. The Company recognized the cumulative effect of adopting this guidance as an adjustment to our opening balance of retained earnings. Prior periods will not be retrospectively adjusted. The adoption of Topic 606 does not have a material impact to our consolidated financial statements, including the presentation of revenues in our Consolidated Statements of Operations, which were not broken down by revenue stream or geographic areas since the Company only sells within the United States and has only one revenue stream.

Leases

Effective January 1, 2019, the Company adopted ASU No. 2016-02, Leases (Topic 842) (“ASU 2016-02”) using the required modified retrospective approach. The most significant changes under the new guidance include clarification of the definition of a lease, and the requirements for lessees to recognize a Right of Use (“ROU”) asset and a lease liability for all qualifying leases with terms longer than twelve months in the consolidated balance sheet. In addition, under Topic 842, additional disclosures are required to meet the objective of enabling users of financial statements to assess the amount, timing and uncertainty of cash flows arising from leases. See Footnote #13 below for more detail on the Company’s accounting with respect to lease accounting.

Stock-Based Compensation

Effective January 1, 2019, the Company adopted ASU No. 2018-07, Compensation – Stock Based Compensation (Topic 718): Improvements to Nonemployee Share-Based Payment Accounting (“ASU 2018-7”), which aligns accounting for share-based payments issued to nonemployees to that of employees under the existing guidance of Topic 718, with certain exceptions. This update supersedes previous guidance for equity-based payments to nonemployees under Subtopic 505-50, Equity – Equity-Based Payments to Non-Employees. The adoption of ASU 2018-07 did not have a material impact on the Company’s consolidated financial statements.

2.	MANAGEMENT’S LIQUIDITY PLANS

On August 27, 2014, FASB issued ASU 2014-05, Disclosure of Uncertainties about an Entity’s Ability to Continue as a Going Concern, which requires management to assess a company’s ability to continue as a going concern within one year from financial statement issuance and to provide related footnote disclosures in certain circumstances.

The accompanying unaudited consolidated financial statements and notes have been prepared assuming the Company will continue as a going concern. For the three months ended March 31, 2019, the Company incurred a net loss of $1,103,174, generated negative cash flow from operations, has an accumulated deficit of $39,575,264 and working capital of $1,111,496.

For the year ended December 31, 2017, the Company disclosed that its ability to continue as a going concern was predicated on the Company’s ability to create and market innovative products, raise capital, reduce debt or renegotiate terms, and to sustain adequate working capital to finance its operations. During 2018, the Company met or exceeded those predications. In 2018, the Company made a strategic decision to focus on its aerostats, WASP and WASP Lite, and opportunities for those products with military and government customers, resulting in an order valued in excess of $3.8 million which was received in December 2018 and expected to be delivered by the end of 2019. In December 2018 and January 2019, the Company raised over $4,000,000 through stock sales which will provide ample working capital to produce WASP systems. In December 2018, the holders of $5,000,000 in convertible notes exercised their rights to convert to equity, leaving only $2,000,000 in bank debt on the books. As of March 31, 2019, the Company has $1,111,496 in positive working capital, an improvement of more than $800,000 over the working capital balance at the end of 2018.

The focus on opportunities for aerostats, the settlement of debt obligations, the funds generated from stock sales and other initiatives contributing to additional working capital should avoid any substantial doubt about the Company’s ability to continue as a going concern as defined by ASU 2014-05. We believe that the actions discussed above mitigate the substantial doubt raised by our recent operating losses and satisfy our estimated liquidity needs twelve months from the issuance of the financial statements. However, we cannot predict, with certainty, the outcome of our actions to generate liquidity and the failure to do so could negatively impact our future operations.

3.	RELATED PARTY TRANSACTIONS

The Company accounts for related party transactions in accordance with the FASB’s Accounting Standards Codification (“ASC”) 850, “Related Party Disclosures.” A party is considered to be related to the Company if the party directly or indirectly or through one or more intermediaries, controls, is controlled by, or is under common control with the Company. Related parties also include principal owners of the Company, its management, members of the immediate families of principal owners of the Company and its management and other parties with which the Company may deal if one party controls or can significantly influence the management or operating policies of the other to an extent that one of the transacting parties might be prevented from fully pursuing its own separate interests. A party is also a related party if it can significantly influence the management or operating policies of the transacting parties or if it has an ownership interest in one of the transacting parties and can significantly influence the other to an extent that one or more of the transacting parties might be prevented from fully pursuing its own separate interests.

On November 10, 2017, the Company and Global Security Innovative Strategies, LLC (“GSIS”), a related party, entered in an agreement (the “GSIS Agreement”) pursuant to which GSIS agreed to provide business development support and general consulting services for sales opportunities with U.S. government agencies and other identified prospects and consulting support services for the Company’s role and activities as part of the Security Center of Excellence in Orlando, Florida. The GSIS Agreement had an initial term of six months beginning on November 1, 2017. On September 26, 2018, the parties amended the GSIS Agreement to extend the period of service through September 2019 with monthly automatic renewals thereafter. The Company also agreed to issue an option to purchase 100,000 shares of Company stock. This option immediately vested, had a strike price of $1.00, and terminates on September 26, 2022. Pursuant to the GSIS Agreement, the Company pays GSIS a fee of $10,000 per month. In addition, the Company agreed to pay the expenses of GSIS incurred in connection with the performance of its duties under the GSIS Agreement. Either party may terminate or renew the GSIS Agreement at any time, for any reason or no reason, upon at least 30 days’ notice to the other party. David Aguilar, a member of the Company’s board of directors, is a principal at GSIS.

On March 21, 2019, concurrent with the resignation of Kevin Hess, the Company’s Chief Technology Officer, the Company and Cognitive Carbon Corporation (“CCC”), a related party, entered into an agreement pursuant to which CCC agreed to provide Chief Technology Officer services, sales and marketing services and outsourced software and platform development services to be provided personally by Kevin Hess or third-party development firms of his choosing for outsourced development. CCC will receive $19,750 per month for one year for the Chief Technology Officer services and potential bonuses and an amount up to $120,000 for outsourced software and platform development. Felicia Hess, the Company’s Chief Quality Officer, who is married to Kevin Hess, is the President and Director of CCC.

4.	INVENTORIES

Inventories are stated at the net realizable value, using the first-in first-out method. Cost includes materials, labor and manufacturing overhead related to the purchase and production of inventories. We regularly review inventory quantities on hand, future purchase commitments with our supplies, and the estimated utility of our inventory. If the review indicates a reduction in utility below carrying value, we reduce our inventory to a new cost basis through a charge to cost of goods sold. At March 31, 2019, the increase in inventory is primarily related to WASP system production for the $3.8 million award previously announced and WASP Lite systems which could be delivered rapidly. Inventory consists of the following at March 31, 2019 and December 31, 2018:

	March 31, 2019	December 31, 2018
Raw Materials	$305,883	$136,555
Work in progress	303,106	180,041
Finished Goods	527,949	523,698
Less valuation allowance	(532,368)	(532,369)
Total	$604,570	$307,925

5.	PREPAID EXPENSES

Prepaid expenses consisted of the following at March 31, 2019 and December 31, 2018:

	March 31, 2019	December 31, 2018
Prepaid insurance	$29,694	$28,828
Prepaid products and services	217,580	54,870
Prepaid rent and security deposit	12,192	5,915
	$259,466	$89,613

6.	PROPERTY AND EQUIPMENT

Property and equipment is recorded at cost when acquired.  Depreciation is provided principally on the straight-line method over the estimated useful lives of the related assets, which is 3-7 years for equipment, furniture and fixtures, hardware and software and leasehold improvements.   During the three months ended March 31, 2019, the Company invested $6,868 in computers for new hires. The Company also invested $16,934 in new shop equipment and $6,959 in leasehold improvements in connection with the opening of a satellite location for aerostat manufacturing. Depreciation expense was $8,803 and $11,847 for the three months ended March 31, 2019 and 2018, respectively. Property and equipment consists of the following at March 31, 2019 and December 31, 2018:

	March 31, 2019	December 31, 2018
Shop machinery and equipment	$104,468	$87,534
Computers and electronics	38,961	32,093
Office furniture and fixtures	37,814	37,814
Leasehold improvements	26,473	19,514
	207,716	176,955
Less - accumulated depreciation	(132,528)	(123,725)
	$75,188	$53,230

7.	INTANGIBLE ASSETS

On July 20, 2015, the Company, through its wholly-owned subsidiary, Drone AFS Corp., purchased substantially all the assets of Adaptive Flight, Inc. (“AFI”), a Georgia corporation. The Company purchased assets, including, but not limited to, intellectual property, licenses and permits, including commercial software licenses for the GUST (Georgia Tech UAV Simulation Tool) autopilot system and other transferable licenses which include flight simulation and fault tolerant flight control algorithms. The Company paid $100,000 in immediately available funds and $100,000 to be held in escrow. In addition, the Company issued 150,000 shares of unregistered common stock valued at $8.40 per share, on a post-October 29, 2015 reverse stock split basis, on the date of agreement, to be held in escrow.

The Company had a milestone of twelve months to complete a technology integration plan, the non-completion of which could result in the return of the purchased assets and termination of the Company’s obligations to release the escrow cash and shares. Additional milestones included exclusive, no-cost and perpetual licenses to all contributing intellectual property included or related to the purchased assets. As such time as all milestones were met, one-half of the escrow shares were to be released to AFI. Upon termination of the escrow agreement, anticipated to be twelve months from the closing of the asset purchase, if all milestones had been met, the remaining escrow shares would be released to AFI; but if all milestones have not been met, the escrow cash and escrow shares would be released to the Company and the purchased assets would be returned to AFI. According to the terms of the Escrow Agreement, if the escrow share value was less than $1,400,000, the Company must issue an additional number of unregistered shares, not to exceed 50,000 shares. At December 31, 2015, the value of the 150,000 shares was $3.23 per share, or $484,500. The Company recorded $161,500 as an additional liability and expense at December 31, 2015 for the cost of 50,000 shares at $3.23 per share. On June 3, 2016, the Integration Plan was deemed to be completed. At June 3, 2016, the value of the 150,000 shares was $3.01 per share, or $451,150. The additional liability was reduced to $150,500 for the cost of 50,000 shares at $3.01 per share. The Company recorded the $11,000 reduction in the additional liability through the statement of operations at June 3, 2016. The Company began amortizing the $1,460,000 of purchased assets over a sixty-month period on June 3, 2016 in the amount of $24,333 per month. Total amortization expense for the three months ended March 31, 2019 was $73,000. The remaining unamortized balance of $632,667 is estimated be amortized in the estimated amounts of $219,000 during 2019, $292,000 during 2020 and $121,667 in 2021.

The asset acquisition did not qualify as a business combination under ASC 805-10 and has been accounted for as a regular asset purchase.

8.	SUBSCRIPTION NOTES RECEIVABLE, INCLUDING RELATED PARTY

On January 25, 2019, the Company completed the sale of 4,015,500 shares of its common stock pursuant to the Amended and Restated Stock Purchase Agreement (discussed below in Footnote #10 – Shareholders’ Equity) at $0.50 per share for an aggregate of $2,007,750. The aggregate consideration consisted of (1) cash in the aggregate amount of $1,432,750, (2) a promissory note from a single non-affiliate investor in the aggregate principal amount of $500,000, (3) a full-recourse promissory note payable by Daniyel Erdberg, the Company’s President, in the amount of $50,000, and (4) a full-recourse promissory note payable by Kendall Carpenter, the Company’s Executive Vice President and Chief Financial Officer, in the amount of $25,000. Each note bears an interest rate at a fixed rate of 3% per annum and principal and interest under the notes may be prepaid at any time without penalty. The non-affiliate note was fully repaid on February 8, 2019, including $575 in accrued interest. Each of the Erdberg and Carpenter notes has a maturity date of January 25, 2020. The principal amount of the Carpenter note was reduced by $7,500 on January 28, 2019, leaving a principal balance of $17,500. As of March 31, 2019, there is $358 accrued interest on the related party notes. The $17,858 total principal and accrued interest which was repaid prior to the filing date has been classified as other asset. The $50,000 principal balance of the Erdberg note has been reported as contra-equity.

9.	REVOLVING LINE OF CREDIT

On August 2, 2017, the Company issued a promissory note (the “CNB Note”) to City National Bank of Florida (“CNB”) in the principal amount of $2,000,000, with a maturity date of August 2, 2018 On September 26, 2018, the Company and CNB agreed to extend the maturity date of the CNB Note to August 2, 2019. The Company evaluated the modification under ASC 470-50 and determined that it did not qualify as an extinguishment of debt. The CNB Note evidences a revolving line of credit with advances that may be requested by the Company until the maturity date of August 2, 2019 so long as no event of default exists under the CNB Note, the Company or Jay H. Nussbaum, the Company’s Chairman of the Board and Chief Executive Officer, does not cease doing business, Mr. Nussbaum does not seek to revoke or modify his guarantee of the CNB Note, the Company does not misapply the proceeds of this loan or CNB in good faith does not believe itself insecure. The initial CNB Note bore an interest rate at a variable rate equal to 0.250 percentage points over the Wall Street Journal Prime Rate payable monthly. At renewal, the variable rate was increased to 1.0 percentage points over the Wall Street Journal Prime Rate. The Company will pay to CNB a late charge of 5.0% of any monthly payment not received by CNB within 10 calendar days after its due date. The Company may prepay the CNB Note at any time without penalty. In the event of a default, the interest rate will increase to the highest lawful rate. The Company is obligated to maintain depository accounts with CNB with a minimum average annual balance of $1,600,000 in the aggregate with Mr. Nussbaum. In the event the Company does not maintain this account balance, CNB may charge the Company a fee equal to 2% of the deficiency as additional interest under the CNB Note. The CNB Note is personally guaranteed by Mr. Nussbaum pursuant to written guarantee in favor of CNB. Mr. Nussbaum and the Company are obligated to maintain an aggregate unencumbered liquidity of no less than $6,000,000 in the form of cash, repurchase agreements, certificates of deposit or marketable securities acceptable to CNB. In addition, to secure our obligations under the CNB Note, we entered into a security agreement in favor of CNB encumbering all of our accounts, inventory and equipment along with an assignment of a bank account we maintain at CNB with a balance of $120,000. As of March 31, 2019, $2,000,000 has been drawn against the line of credit. Accrued interest of $11,556 related to the CNB line of credit has been recorded as of March 31, 2019.

Indemnification Agreement

On August 3, 2017, the Company entered into an Indemnification Agreement with Mr. Nussbaum in order to indemnify and defend him to the fullest extent permitted by law for any claim, expense or obligation which might arise as a result of his guarantee of the CNB Note.

10.	SHAREHOLDERS’ EQUITY

For the three months ended March 31, 2019

On January 25, 2019, the Company completed the sale of 4,015,500 shares of its common stock pursuant to the Amended and Restated Stock Purchase Agreement dated December 21, 2018 at $0.50 per share for an aggregate of $2,007,750 in cash and notes receivable, described above in Footnote #7.

On October 25, 2018, the Board approved Amendment No. 3 to the August 27, 2014 Independent Contractor Agreements it entered into with Dr. Philip Frost and Steven Rubin who serve as members of the Company’s Strategic Advisory Board (the “SAB Amendments”). The SAB Amendments extend the term of the agreements from November 1, 2018 until October 31, 2019 and provide for the following equity-based compensation: (a) for Dr. Frost, an award of 150,000 shares of the Company’s unregistered restricted Common Stock and (b) for Mr. Rubin, an award of 100,000 shares of the Company’s unregistered restricted Common Stock. The restricted stock vests upon the occurrence of a change of control (as defined in the SAB Amendments). The Company recognized $72,500 expense for the pro rata portion of shares earned by the two members during the three months ended March 31, 2019, amortizing the expense over the 12 months of the service agreement regardless of the vesting condition. As of March 31, 2019, the Company had unamortized stock compensation of $31,667 related to these two stock awards.

For the three months ended March 31, 2018

On August 3, 2017, the Company entered into an amendment to the August 24, 2014 Independent Contractor Agreements it entered into with Dr. Philip Frost and Steven Rubin who serve as members of the Company’s Strategic Advisory Board (the “SAB Amendments”). The SAB Amendments extend the term of the agreements from May 1, 2017 until April 30, 2018 and provide for the following equity based compensation: (a) for Dr. Frost, a warrant to purchase 2,000,000 shares of the Company’s Common Stock (the “Frost Warrant”) and an award of 150,000 shares of the Company’s unregistered restricted Common Stock and (b) for Mr. Rubin, an award of 100,000 shares of the Company’s unregistered restricted Common Stock. The restricted stock vests upon the occurrence of a change of control (as defined in the SAB Amendments). The Warrant has a term of five years and exercise price of $1.00 per share subject to proportional adjustment in the event of stock splits, stock dividends and similar corporate events. The Company recognized $39,791 expense for the pro rata portion of shares earned by the two members during the three months ended March 31, 2018, amortizing the expense over the 12 months of the service agreement regardless of the vesting condition.

In September 2016, the Company issued 1,349,000 shares of restricted common stock outside of the 2015 Equity Plan to Jay Nussbaum, Felicia Hess, Daniyel Erdberg, Kendall Carpenter, Mike Silverman and Reginald Brown pursuant to Stock Award Agreements. The shares will vest upon consummation of a significant equity and/or debt financing of at least $5,000,000 provided that the holder remains engaged by the Company through the vesting date. On August 3, 2017, these awards were modified so that the restrictions set forth in the RSA lapse upon the earlier of (i) consummation of a significant equity and/or debt financing from which the Company receives gross proceeds of at least $7,000,000 or (ii) a change in control (as defined in the RSA Amendment), provided that, in either case, the holder remains engaged by the Company through the date of such event. The Company does not believe the modified vesting conditions are probable of being achieved, and as such, no stock-based compensation expense has been recorded. The Company will reassess whether achievement of the vesting conditions is probable at each reporting date. If it is probable, stock-based compensation will be recognized.

On March 28, 2018, these awards were modified in recognition of the Company securing a substantial sales order and recent business development activity and vested on that date. On that date, the awards were determined to be probable for vesting and stock-based compensation was recognized based on the fair market value of the stock on March 28, 2018. The Company recorded $944,300 in stock-based compensation for these awards during the three months ended March 31, 2018.

11.	EMPLOYEE STOCK OPTIONS

For the three months ended March 31, 2019

On March 20, 2019, the Company’s board of directors approved option grants to two employees outside its 2015 Equity Plan. One grant, relating to the option to purchase 30,000 shares of the Company’s common stock, vests after one year, and one grant, relating to the option to purchase 100,000 shares of the Company’s common stock, vests after two years. These stock options have an exercise price of $1.06 per share and expire on March 20, 2023. During the three months ended March 31, 2019, $1,670 in compensation expense was recognized on these two options with a remaining balance of $87,548 to be recognized over the vesting period as of March 31, 2019.

On March 28, 2018, upon approval of the Company’s board of directors, the Company granted to Robert Guerra, a newly appointed director, an option to purchase 100,000 shares of the Company’s common stock outside its 2015 Equity Plan. The option vests 50% one year after the date of grant and the remaining 50% two years after the date of grant provided the director is still actively involved with the Company. The option has an exercise price of $1.00 per share and expires on March 28, 2022. During the three months ended March 31, 2019 and 2018, $7,013 and $190 in compensation expense was recognized, respectively, on this option with a remaining balance of $9,642 to be recognized over the vesting period as of March 31, 2019.

On May 16, 2018, upon approval of the Company’s board of directors, the Company granted options to purchase shares of its common stock outside its 2015 Equity Plan to four employees. Reginald Brown, Jr. was issued an option to purchase 200,000 shares of common stock, and Kendall Carpenter, the Company’s Executive Vice President and Chief Financial Officer, was issued an option to purchase 130,000 shares of common stock. These options were immediately vested, have an exercise price of $1.00 per share and expire May 16, 2022. Two engineers received options to purchase an aggregate of 130,000 shares of common stock. These options vest 50% after one year and the remaining 50% after two years, have an exercise price of $1.00 per share and expire May 16, 2022. One of the engineers terminated during the first quarter of 2019, before his option relating to 40,000 shares vested, and $7,376 in previously recognized 2018 expense was reversed due to option expiration. During the three months ended March 31, 2019, $6,664 compensation expense was recognized on the remaining option to purchase 90,000 shares, with a remaining balance of $12,265 to be recognized over the vesting period as of March 31, 2019.

On December 13, 2017, upon approval of the Company’s board of directors the Company issued outside its 2015 Equity Plan, 100,000 options each to two newly-appointed directors, or a total of 200,000 options. These options vest 50% after one year and the remaining 50% after two years provided the director is still actively involved with the Company. The options are exercisable at an exercise price of $1.00 per share and expire on December 13, 2021. During the three months ended March 31, 2019 and 2018, $6,712 and $18,213 compensation expense was recognized, respectively, on these 200,000 options with a remaining balance of $18,835 to be recognized over the vesting period as of March 31, 2019.

The Company used the Black-Scholes option pricing model to estimate the fair value on the date of grant of the options to purchase 130,000 shares of common stock granted during the three months ended March 31, 2019.

The following table summarizes the assumptions used to estimate the fair value of stock options granted during the three months ended March 31, 2019 on the date of the grant:

2019
Expected dividend yield	0%
Expected volatility	90%
Risk-free interest rate	2.40-2.47%
Expected life of options	4.0 years

Under the Black-Scholes option pricing model, the fair value of the options to purchase an aggregate of 130,000 shares of common stock granted during the three months ended March 31, 2019 is estimated at $89,217 on the date of grant. During the three months ended March 31, 2019, $1,670 compensation expense was recognized on these options with a total of $87,547 to be recognized over the vesting periods.

The following table represents stock option activity as of and for the three months ended March 31, 2019:

	Number of Options	Weighted Average Exercise Price per Share	Weighted Average Contractual Life in Years	Aggregate Intrinsic Value
Outstanding – December 31, 2018	13,990,000	$0.61	3.15
Exercisable – December 31, 2018	13,610,000	$0.59	3.16	$0
Granted	130,000	$1.06
Cancelled or Expired	(50,000)	$0.90
Outstanding – March 31, 2019	14,070,000	$0.61	2.92
Exercisable – March 31, 2019	13,700,000	$0.60	2.91	$6,340,000

For the three months ended March 31, 2018

During 2016, the Company granted 10,000 options to an employee with two-year vesting and an exercise price of $3.00 and an expiration date of December 6, 2019. The Company recognized $1,104 in compensation for the three months ended March 31, 2018.

On June 1, 2015, the Company issued an option award to an employee for 37,500 shares vesting over three years with an exercise price of $10.80 and expiration date of May 4, 2019. During the three months ended March 31, 2018, $8,620 compensation expense was recognized on these 37,500 options.

On January 9, 2017, the Company issued an option to purchase 100,000 shares of common stock with an exercise price of $2.90 per share to a director. The option vests 50,000 after one year from grant date and another 50,000 two years from grant date with an expiration date of four years from grant date provided that the Director is still providing service to the Company. During the three months ended March 31, 2018, $11,278 compensation expense was recognized on these 100,000 options.

The following table summarizes the assumptions used to estimate the fair value of the 100,000 stock options granted during the three months ended March 31, 2018 on the date of grant.

2018

Expected dividend yield	0%
Expected volatility	83-86%
Risk-free interest rate	2.49%
Expected life of options	2.50-3.00 years

Under the Black-Scholes option pricing model, the fair value of the 100,000 options granted during the three months ended March 31, 2018 is estimated at $31,322 on the date of grant. During the three months ended March 31, 2018, $190 compensation expense was recognized on these 100,000 options.

The following table represents stock option activity as of and for the three months ended March 31, 2018:

	Number of Options	Weighted Average Exercise Price per Share	Weighted Average Contractual Life in Years	Aggregate Intrinsic Value
Outstanding – December 31, 2017	7,945,000	$1.38	3.50
Exercisable – December 31, 2017	7,627,500	$1.35	3.50	$0
Granted	100,000	$1.00
Cancelled or Expired	-	$.00
Outstanding – March 31, 2018	8,045,000	$1.37	3.27	$0
Exercisable – March 31, 2018	7,677,500	$1.36	3.25	$0

12.	WARRANTS

For the three months ended March 31, 2019

On March 20, 2019, the Company issued a warrant to purchase 50,000 shares of the Company’s common stock outside its 2015 Equity Plan to a contractor for services. This warrant has an exercise price of $1.06 per share and an expiration date of March 20, 2023, and vests after one year.

The following table summarizes the assumptions used to estimate the fair value of the warrants granted during the three months ended March 31, 2019 on the date of grant.

March 31, 2019

Expected dividend yield	0%
Expected volatility	90%
Risk-free interest rate	2.40%
Expected life of options	4.00 years

Under the Black-Scholes option pricing model, the fair value of the warrant to purchase 50,000 shares of the Company’s common stock granted during the three months ended March 31, 2019 is estimated at $33,913 on the date of grant. During the three months ended March 31, 2019, $1,022 in compensation expense was recognized on this warrant with a total of $32,891 to be recognized over the vesting period as of March 31, 2019.

The following table represents warrant activity as of and for the three months ended March 31, 2019:

	Number of Warrants	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life in Years	Aggregate Intrinsic Value
Outstanding – December 31, 2018	2,280,000	$0.72	3.44
Exercisable – December 31, 2018	2,280,000	$0.72	3.44	$0.00
Granted	50,000	$1.06
Forfeited or Expired	0	$0
Outstanding – March 31, 2018	2,330,000	$0.73	3.21	$0
Exercisable – March 31, 2018	2,280,000	$0.72	3.19	$1,132,500

The following table represents warrant activity as of and for the period ended March 31, 2018:

	Number of Warrants	Weighted Average Exercise Price per Share	Weighted Average Contractual Life in Years	Aggregate Intrinsic Value
Outstanding – December 31, 2017	2,232,500	$1.36	4.34
Exercisable – December 31, 2017	2,232,500	$1.36	4.34	$0
Granted	0	$0
Forfeited or Expired	0	$0
Outstanding – March 31, 2018	2,232,500	$1.36	4.09	$0
Exercisable – March 31, 2018	2,232,500	$1.36	4.09	$0

13.	LEASES

As of March 31, 2019, the Company has two operating leases for office and manufacturing space which are further described below in Footnote #13 and no financial leases. The impact of ASU No. 2016-02 (“Leases (Topic 842)” on our consolidated balance sheet beginning January 1, 2019 was through the recognition of ROU assets and lease liabilities for operating leases. Amounts recognized at January 1, 2019 for operating leases are as follows:

January 1, 2019
ROU Assets	$116,876
Lease liability	$116,876

The Company elected the practical expedient under ASU 2018-11 “Leases: Targeted Improvements” which allows the Company to apply the transition provision for Topic 842 at the Company’s adoption date instead of at the earlies comparative period presented in the financial statements. Therefore, the Company recognized and measured leases existing at January 1, 2019 but without retrospective application. In addition, the Company elected the optional practical expedient permitted under the transition guidance which allows the Company to carry forward the historical accounting treatment for existing lease upon adoption. No impact was recorded to the income statement or beginning retained earnings for Topic 842.

The leased properties have a remaining lease term of nineteen months to thirty-seven months as of January 1, 2019. Neither lease has an option to extend beyond the stated termination date.

Beginning January 1, 2019, operating ROU assets and operating lease liabilities are recognized based on the present value of lease payments, including annual rent increases, over the lease term at commencement date. Operating leases in effect prior to January 1, 2019 were recognized at the present value of the remaining payments on the remaining lease term as of January 1, 2019. Because neither of our leases included an implicit rate of return, we used our incremental secured borrowing rate based on lease term information available as of the adoption date or lease commencement date in determining the present value of lease payments. The incremental borrowing rate on the Jacksonville lease is 5.9% and the incremental borrowing rate on the Holly Hill lease is 5.5%.

Other information related to our operating leases are as follows:

March 31, 2019
ROU Asset – January 1, 2019	$116,876
Increase	$72,887
Amortization	$(19,601)
ROU Asset – March 31, 2019	$170,162

Lease liability – January 1, 2019	$116,876
Increase	$72,887
Amortization	$(19,274)
Lease liability – March 31, 2019	$170,489

Lease liability – short term	$95,533
Lease liability – long term	$74,956
Lease liability – total	$170,489

As of March 31, 2019, our operating leases had a weighted average remaining lease term of 2.03 years and a weighted average discount rate of 5.73%.

14.	COMMITMENTS AND CONTINGENCIES

On November 17, 2014, the Company entered into a 60-month lease for 5,533 square feet of office and manufacturing space at 11651 Central Parkway, Suite 118, Jacksonville, Florida, with an anticipated lease commencement date of February 1, 2015. The actual commencement date was July 1, 2015 and the lease was amended to 61 months expiring July 31, 2020. The monthly rent, including operating expenses and sales tax, for each year of the initial lease term is estimated to be $5,915. Anticipated total rent during the term of the lease is as follows:

Year 2019 - $ 57,982
Year 2020 - $ 45,651

On March 1, 2019, the Company entered into a 37-month lease for 2,390 square feet of office and aerostat manufacturing space at 700 Ridgewood Avenue, Units 207/208, Holly Hill, Florida with an anticipated lease commencement date of March 1, 2019. The monthly rent, including operating expenses and sales tax, for each year of the initial lease term is estimated to be $2,091. Anticipated total rent during the term of the lease is as follows:

Year 2019 - $ 20,910
Year 2020 - $ 25,575
Year 2021 - $ 26,159
Year 2022 - $ 4,379

Rent expense for the three months ended March 31, 2019 and 2018 was $22,486, and $21,212, respectively.

The Company acquired licenses to certain technology of Georgia Tech Research Corporation (“GTRC”) through its purchase of AFI’s assets on July 20, 2015 and through direct license from GTRC. The licenses are perpetual and if the technology is patented, are protected through the expiration date of the patented know-how. Two of the licenses require a minimum royalty of $1,500 per year. Royalties are based on vehicle weight and range from $12.50 to $75.00 per vehicle on one license and $25.00 to $150.00 per vehicle on another license.

On May 16, 2016, Banco Popular North America (“Banco”) filed a lawsuit in Duval County, Florida in the Circuit Court of the Fourth Judicial Circuit against Aerial Products Corporation d/b/a Southern Balloon Works (“Aerial Products”), Kevin M. Hess, the Company’s Chief Technology Officer, Lighter Than Air Systems Corp., a wholly owned subsidiary of the Company (“LTAS”), and the Company to collect on a delinquent Small Business Administration loan that Banco made in 2007 to Aerial Products with Mr. Hess as the personal guarantor. LTAS and the Company filed an Answer on June 30, 2016 and Responses to Interrogatories on December 16, 2016. The lawsuit is active, and discovery is ongoing. It is our position that neither LTAS nor the Company are continuations of Aerial Products, and LTAS and the Company have denied all allegations made by Banco. The Company will vigorously defend that position. The Company has evaluated the probability of loss as possible, but the range of loss is unable to be estimated.

Other than the Banco matter, there are no material claims, actions, suits, proceedings inquiries, labor disputes or investigations pending.

15.	SUBSEQUENT EVENTS

On April 30, 2019, Kendall Carpenter, the Company’s Executive Vice President and Chief Financial Officer, repaid the entire principal balance of the $17,500 note described above in Footnote #8, including $134 in accrued interest.

On April 30, 2019, Daniyel Erdberg, the Company’s President, entered into a Stock Redemption and Note Cancellation Agreement whereby the Company redeemed 100,000 shares of common stock paid pursuant to the note described above in Footnote #8 and cancelled the $50,000 note and the related $267 in accrued interest.

[___________] Shares of Common Stock

DRONE AVIATION HOLDING CORP.

PROSPECTUS

Aegis Capital Corp

Through and including [____________], 2019 (the 25th day after the date of this offering), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to a dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to an unsold allotment or subscription.

PART II

INFORMATION NOT REQUIRED IN THE PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution

The following table sets forth all expenses to be paid by the registrant, other than estimated underwriting discounts and commissions, in connection with our public offering. All amounts shown are estimates except for the SEC registration fee, the NASDAQ listing fee and the FINRA filing fee:

Type	Amount
SEC Registration Fee		$606.00
FINRA Filing Fee
NASDAQ Listing Fee
Legal Fees and Expenses
Accounting Fees and Expenses
Transfer agent and registrar’s fees and expenses
Printing and engraving expenses
Miscellaneous expense
Total Expenses	$

Item 14. Indemnification of Directors and Officers

We are a Nevada corporation and generally governed by the Nevada Private Corporations Code, Title 78 of the Nevada Revised Statutes, or NRS.

Section 78.138 of the NRS provides that, unless the corporation’s articles of incorporation provide otherwise, a director or officer will not be individually liable unless it is proven that (i) the director’s or officer’s acts or omissions constituted a breach of his or her fiduciary duties, and (ii) such breach involved intentional misconduct, fraud, or a knowing violation of the law. Our articles of incorporation, as amended, provide that the individual liability of our directors and officers is eliminated to the fullest extent permitted by the NRS.

Section 78.7502 of the NRS permits a company to indemnify its directors and officers against expenses, judgments, fines, and amounts paid in settlement actually and reasonably incurred in connection with a threatened, pending, or completed action, suit, or proceeding, if the officer or director (i) is not liable pursuant to NRS 78.138, or (ii) acted in good faith and in a manner the officer or director reasonably believed to be in or not opposed to the best interests of the corporation and, if a criminal action or proceeding, had no reasonable cause to believe the conduct of the officer or director was unlawful. Section 78.7502 of the NRS also precludes indemnification by the corporation if the officer or director has been adjudged by a court of competent jurisdiction, after exhaustion of all appeals, to be liable to the corporation or for amounts paid in settlement to the corporation, unless and only to the extent that the court determines that in view of all the circumstances, the person is fairly and reasonably entitled to indemnity for such expenses and requires a corporation to indemnify its officers and directors if they have been successful on the merits or otherwise in defense of any claim, issue, or matter resulting from their service as a director or officer.

Section 78.751 of the NRS permits a Nevada company to indemnify its officers and directors against expenses incurred by them in defending a civil or criminal action, suit, or proceeding as they are incurred and in advance of final disposition thereof, upon determination by the stockholders, the disinterested board members, or by independent legal counsel. Section 78.751 of NRS requires a corporation to advance expenses as incurred upon receipt of an undertaking by or on behalf of the officer or director to repay the amount if it is ultimately determined by a court of competent jurisdiction that such officer or director is not entitled to be indemnified by the company if so provided in the corporation’s articles of incorporation, bylaws, or other agreement. Section 78.751 of the NRS further permits the company to grant its directors and officer’s additional rights of indemnification under its articles of incorporation, bylaws, or other agreement.

Section 78.752 of the NRS provides that a Nevada company may purchase and maintain insurance or make other financial arrangements on behalf of any person who is or was a director, officer, employee, or agent of the company, or is or was serving at the request of the company as a director, officer, employee, or agent of another company, partnership, joint venture, trust, or other enterprise, for any liability asserted against him and liability and expenses incurred by him in his capacity as a director, officer, employee, or agent, or arising out of his status as such, whether or not the company has the authority to indemnify him against such liability and expenses.

The foregoing discussion of indemnification merely summarizes certain aspects of indemnification provisions and is limited by reference to the above discussed sections of the NRS.

Our articles of incorporation, as amended, implement the indemnification provisions permitted by Chapter 78 of the NRS by providing that we shall indemnify our directors and officers to the fullest extent permitted by the NRS against expense, liability, and loss reasonably incurred or suffered by them in connection with their service as an officer or director. Our articles of incorporation, as amended, provide that the expenses of officers and directors incurred in defending a civil or criminal action, suit or proceeding must be paid by us as they are incurred and in advance of the final disposition of the action, suit or proceeding, upon receipt of an undertaking by or on behalf of the director or officer to repay the amount if it is ultimately determined by a court of competent jurisdiction that he is not entitled to be indemnified by us. Insofar as indemnification by our company for liabilities arising under the Securities Act may be permitted to officers and directors of our company pursuant to the foregoing provisions or otherwise, we are aware that in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

We may purchase and maintain liability insurance, or make other arrangements for such obligations or otherwise, to the extent permitted by the NRS.

At the present time, there is no pending litigation or proceeding involving a director, officer, employee, or other agent of ours in which indemnification would be required or permitted. We are not aware of any threatened litigation or proceeding that may result in a claim for such indemnification.

Item 15. Recent Sales of Unregistered Securities

The following is a summary of transactions by us within the past three years involving sales or our securities that were not registered under the Securities Act. Numbers of shares and exercise prices have been adjusted to reflect the Reverse Stock Split.

During the year ended December 31, 2016, the Company issued a net total of 711,327 (3,556,635 pre-reverse split) shares of common stock as follows:

(a)	On January 12, 2016, the Company issued 500 (2,500 pre-reverse split) shares of common stock pursuant to conversions of an aggregate of 1,000 shares of Series A preferred stock.

(b)	On January 12, 2016, the Company issued 36,694 (183,468 pre-reverse split) shares of common stock pursuant to conversions of an aggregate of 73,387 shares of Series C preferred stock.

(c)	On January 12, 2016, the Company issued 10,000 (50,000 pre-reverse split) shares of common stock pursuant to conversions of an aggregate of 2,000,000 shares of Series D preferred stock.

(d)	On January 12, 2016, the Company issued 10,000 (50,000 pre-reverse split) shares of common stock pursuant to conversions of an aggregate of 1,999,998 shares of Series F preferred stock.

(e)	On January 12, 2016, the Company issued 10,000 (50,000 pre-reverse split) shares of common stock pursuant to conversions of an aggregate of 2,000,000 shares of Series G preferred stock.

(f)	On April 27, 2016, the Company issued 20,000 (100,000 pre-reverse split) shares of common stock to Lt. Gen. Michael T. Flynn, a newly appointed director. Lt. Gen. Flynn resigned as a director on December 31, 2016 due to his appointment as National Security Advisor to President Donald Trump. Lt. General Flynn forfeited 13,334 (66,667 pre-reverse split) unvested shares and disclaimed 6,667 (33,333 pre-reverse split) vested shares.

(g)	On April 27, 2016, the Company issued an aggregate of 230,000 (1,150,000 pre-reverse split) shares of common stock to Jay Nussbaum, Felicia Hess, Daniyel Erdberg, Kendall Carpenter, and Kevin Hess pursuant to stock award agreements.

(h)	On May 2, 2016, the Company issued 30,000 (150,000 pre-reverse split) shares of common stock to Strategic Advisory Board members, Dr. Philip Frost and Steven Rubin, for 12 months of services.

(i)	On June 3, 2016, the Company issued 10,000 (50,000 pre-reverse split) shares of common stock to Adaptive Flight Inc (AFI) due to the triggering of a ‘make whole’ provision in the value of escrowed shares.

(j)	On September 26, 2016, the Company issued 267,800 (1,339,000 pre-reverse split) shares of restricted common stock to employees Jay Nussbaum, Felicia Hess, Daniyel Erdberg, Kendall Carpenter, Mike Silverman and Lt. Gen. Michael Flynn pursuant to stock award agreements. Lt. Gen. Flynn resigned as a director on December 31, 2016 due to his appointment as National Security Advisor to President Donald Trump. Lt. Gen. Flynn forfeited 5,000 (25,000 pre-reverse split) unvested shares.

(k)	On September 26, 2016, the Company issued 7,000 (35,000 pre-reverse split) shares of common stock to Reginald Brown pursuant to stock award agreement for consulting services.

(l)	On September 26, 2016, the Company issued 5,000 (25,000 pre-reverse split) shares of common stock to a member of the Strategic Advisory Board.

(m)	On September 29, 2016, the Company issued 99,334 (496,667 pre-reverse split) shares of common stock to twelve investors, including 81,334 (406,666 pre-reverse split) shares to four affiliate investors. These investors purchased stock at $25.00 ($5.00 pre-reverse split) per share and under the purchase agreement received twelve months of price protection. The Convertible Promissory Notes Series 2016 due October 1, 2017 included a $15.00 ($3.00 pre-reverse split) per share conversion factor, thereby triggering the price protection feature.

During the year ended December 31, 2016, the Company granted 13,000 (65,000 pre-reverse split) common stock options to employees for service provided with exercise prices between $14.55 ($2.91 pre-reverse split) and $18.85 ($3.77 pre-reverse split).

During the year ended December 31, 2016, the Company granted 12,000 (60,000 pre-reverse split) common stock warrants to consultants for service provided with an exercise price of $14.55 ($2.91 pre-reverse split).

During the year ended December 31, 2017, the Company issued a total of 100,050 (500,250 pre-reverse split) shares of common stock as follows:

(a)	On April 24, 2017, the holder of Series A preferred stock converted a total of 100,100 shares of Series A for an aggregate of 50,050 (250,250 pre-reverse split) shares of restricted common stock in accordance with their conversion rights which includes a blocker with respect to individual ownership percentages.

(b)	On August 3, 2017, the Company issued 50,000 (250,000 pre-reverse split) shares of restricted common stock to two members of the Strategic Advisory Board as compensation for their extended service agreement from May 1, 2017 until April 30, 2018.

During the year ended December 31, 2017, the Company issued a total of 1,502,000 (7,510,000 pre-reverse split) options to purchase common stock as follows:

(a)	On January 9, 2017, the Company issued an option to a director to purchase 20,000 (100,000 pre-reverse split) shares of common stock with an exercise price of $14.50 ($2.90 pre-reverse split) per share.

(b)	On August 3, 2017, the Company issued options to purchase an aggregate of 1,042,000 (5,210,000 pre-reverse split) shares of the Company’s common stock outside its 2015 Equity Plan to officers, directors and employees for services provided with an exercise price of $5.00 ($1.00 pre-reverse split) per share.

(c)	On November 9, 2017, the Company issued options to purchase an aggregate of 400,000 (2,000,000 pre-reverse split) shares of its common stock outside its 2015 Equity Plan to officers and directors, and for services provided with an exercise price of $6.75 ($1.35 pre-reverse split) per share.

(d)	On December 13, 2017, the Company issued options to purchase an aggregate of 40,000 (200,000 pre-reverse split) shares of the Company’s common stock outside its 2015 Equity Plan to two newly-appointed directors with an exercise price of $5.00 ($1.00 pre-reverse split).

During the year ended December 31, 2017, the Company issued a total of 410,000 (2,050,000 pre-reverse split) warrants to purchase common stock as follows:

(a)	On August 3, 2017, the Company issued warrants to purchase an aggregate of 6,000 (30,000 pre-reverse split) shares of the Company’s common stock outside its 2015 Equity Plan to consultants for services provided with an exercise price of $5.00 ($1.00 pre-reverse split) per share.

(b)	On August 3, 2017, the Company issued a warrant to purchase 400,000 (2,000,000 pre-reverse split) shares of the Company’s common stock to Dr. Philip Frost for services to be provided under the terms of his service to the Strategic Advisory Board through April 2018 with an exercise price of $5.00 ($1.00 pre-reverse split) per share.

(c)	On November 9, 2017, the Company issued a warrant to purchase 4,000 (20,000 pre-reverse split) shares of the Company’s common stock outside its 2015 Equity Plan to consultants for services provided with an exercise price of $6.75 ($1.35 pre-reverse split) per share.

During the year ended December 31, 2018, the Company issued a total of 2,891,631 (14,458,151 pre-reverse split) shares of common stock as follows:

(a)	On October 25, 2018, the Company issued 50,000 (250,000 pre-reverse split) shares of restricted common stock to two members of the Strategic Advisory Board as compensation for their extended service agreement from November 1, 2018 until October 31, 2019.

(b)	On October 24, 2018, the Company commenced an offering of up to 2,000,000 (10,000,000 pre-reverse split) shares of its common stock (the “Offered Shares”) in a private placement of up to $5,500,000 to certain accredited investors at a purchase price of $2.75 ($0.55 pre-reverse split) per share pursuant to a Stock Purchase Agreement (the “SPA”). Closing of the offering pursuant to the SPA is conditioned upon certain, limited customary representations and warranties, as well as the Company having received an aggregate of $4,000,000 in new orders from a prime government contractor or directly from the U.S. government at any time commencing after October 9, 2018 (the “Qualifying Sales Order”). As required under the SPA, upon receipt by the Company of a Qualifying Sales Order, the Company will give written notice to the investors notifying them that the Company intends to close on the purchase of the Offered Shares pursuant to the SPA. Within three days after the delivery of the notice to the investors, the Company and the investors will then close under the SPA and at closing, the Company will issue to each purchasing investor the number of shares subscribed for by each Investor.

(c)	On December 21, 2018, the Board approved an Amended and Restated Stock Purchase Agreement (the “Amended SPA”) relating to the Offered Shares to reduce the purchase price in the Offering to $2.50 ($0.50 pre-reverse split) per share, reduce the maximum offering amount from $5,500,000 to $5,000,000, extend the initial closing date of the Offering to January 15, 2019 and permit sales of the Common Stock for a period of 30 days after the initial closing in order to attract a greater number of investors. In addition, the Amended and Restated Stock Purchase Agreement revised the definition of the event triggering the initial closing date to the date when the Company enters into an agreement with a prime government contractor at any time commencing after October 8, 2018 whereby the Company agrees to provide a minimum of $4,000,000 in goods and services to such contractor.

(d)	On December 21, 2018, the Company issued 1,235,483 (6,177,411 pre-reverse split) shares of common stock pursuant to conversion of the 2016 convertible notes payable and 806,148 (4,030,740 pre-reverse split) shares of common stock pursuant to conversion of the 2017 convertible note payable.

(a)	On December 27, 2018, the Company completed the sale of 800,000 (4,000,000 pre-reverse split) shares of its common stock pursuant to the Amended SPA at $2.50 ($0.50 pre-reverse split) per share for an aggregate of $2,000,000. On January 25, 2019, the Company completed the sale of 803,100 (4,015,500 pre-reverse split) shares of its common stock pursuant to the Amended SPA at $2.50 ($0.50 pre-reverse split) per share for an aggregate of $2,007,750. The aggregate consideration consisted of (1) cash in the aggregate amount of $1,432,750, (2) a promissory note from a single non-affiliate investor in the aggregate principal amount of $500,000, which was repaid on February 8, 2019 including $575 in accrued interest, (3) a full-recourse promissory note payable with a maturity date of January 25, 2020 by Dan Erdberg in the amount of $50,000 which was cancelled on April 30, 2019 pursuant to Stock Redemption and Note Cancellation Agreements, and (4) a full-recourse promissory note payable with a maturity date of January 25, 2020 by Kendall Carpenter, the Company’s Executive Vice President and Chief Financial Officer, in the amount of $25,000 which was reduced by $7,500 in January 2019, leaving a principal balance of $17,500 which was repaid in full on April 30, 2019, including $134 in accrued interest. Each note bore an interest rate at a fixed rate of 3% per annum and principal and interest under the notes could be prepaid at any time without penalty.

During the year ended December 31, 2018, the Company issued a net total of 1,312,000 (6,560,000 pre-reverse split) options to purchase common stock as follows:

(a)	On March 28, 2018, the Company issued options to purchase an aggregate of 20,000 (100,000 pre-reverse split) shares of the Company’s common stock outside its 2015 Equity Plan to a newly-appointed directors with an exercise price of $5.00 ($1.00 pre-reverse split).

(b)	On May 16, 2018, the Company issued options to purchase an aggregate of 92,000 (460,000 pre-reverse split) shares of the Company’s common stock outside its 2015 Equity Plan to four employees with an exercise price of $5.00 ($1.00 pre-reverse split).

(c)	On August 22, 2018, the Company granted options to purchase an aggregate of 1,000,000 (5,000,000 pre-reverse split) shares of the Company’s common stock outside its 2015 Equity Plan to five management employees and four directors at an exercise price of $5.00 ($1.00 pre-reverse split) per share. On September 26, 2018, the Board resolved to cancel these options which had not vested.

(d)	On September 26, 2018, the Company granted options to purchase an aggregate of 1,200,000 (6,000,000 pre-reverse split) shares of Company common stock outside its 2015 Equity Plan to five management employees and four directors at an exercise price of $3.25 ($0.65 pre-reverse split) per share.

During the year ended December 31, 2018, the Company issued a total of 20,000 (100,000 pre-reverse split) warrants to purchase common stock as follows:

(a)	On September 26, 2018, the Company issued a warrant to purchase 20,000 (100,000 pre-reverse split) shares of the Company’s common stock outside its 2015 Equity Plan to Global Security Innovative Strategies, LLC for services at an exercise price of $5.00 ($1.00 pre-reverse split) per share.

During the three months ended March 31, 2019, the Company issued a total of 803,100 (4,015,500 pre-reverse split) shares of common stock as follows:

(a)	On January 25, 2019, the Company completed the sale of 803,100 (4,015,500 pre-reverse split) shares of its common stock pursuant to the Amended SPA at a purchase price of $2.50 ($0.50 pre-reverse split) per share, for an aggregate purchase price of $2,007,750. The aggregate consideration consisted of (1) cash in the aggregate amount of $1,432,750, (2) a promissory note from a single non-affiliate investor in the aggregate principal amount of $500,000, (3) a full-recourse promissory note payable by Dan Erdberg in the amount of $50,000 and (4) a full-recourse promissory note payable by Kendall Carpenter in the amount of $25,000. The principal amount of the Carpenter note was reduced by $7,500 on January 28, 2019 leaving a principal balance of $17,500. On April 30, 2019, Kendall Carpenter, the Company’s Executive Vice President and Chief Financial Officer, repaid the entire principal balance of the $17,500 note described above in Footnote #8 to the March 31, 2019 unaudited financial statements, including $134 in accrued interest. On April 30, 2019, Daniyel Erdberg, the Company’s President, entered into a Stock Redemption and Note Cancellation Agreement whereby the Company redeemed 100,000 shares of common stock paid pursuant to the note described above in Footnote #8 to the March 31, 2019 unaudited financial statements and cancelled the $50,000 note and the related $267 in accrued interest

During the three months ended March 31, 2019, the Company issued a net total of 26,000 (130,000 pre-reverse split) options to purchase common stock as follows:

(a)	On March 20, 2019, the Company issued options to purchase an aggregate of 26,000 (130,000 pre-reverse split) shares of the Company’s common stock outside its 2015 Equity Plan to two employees for services provided with an exercise price of $5.30 ($1.06 pre-reverse split) per share.

During the three months ended March 31, 2019, the Company issued a net total of 10,000 (50,000 pre-reverse split) warrants to purchase common stock as follows:

On March 20, 2019, the Company issued a warrant to purchase 10,000 (50,000 pre-reverse split) shares of the Company’s common stock outside its 2015 Equity Plan to a contractor for services provided with an exercise price of $5.30 ($1.06 pre-reverse split) per share.

The sales of the above securities were exempt from registration under the Securities Act in reliance upon Section 4(a)(2) of the Securities Act, Regulation D promulgated thereunder, or Rule 701 promulgated under Section 3(b) of the Securities Act as transactions by an issuer not involving any public offering or pursuant to benefit plans and contracts relating to compensation as provided under Rule 701. The recipients of the securities in each of these transactions represented their intentions to acquire the securities for investment only and not with a view to or for sale in connection with any distribution thereof, and appropriate legends were placed on the stock certificates issued in these transactions.

Item 16. Exhibits and Financial Statement Schedules

(a) Exhibits.

The following exhibits are filed as part of this registration statement on Form S-1:

		Incorporation by Reference
Exhibit Number	Exhibit Description	Form	Filing Date	Exhibit Number	SEC File No.	Filed Herewith
1.1**	Form of Underwriting Agreement.
2.1	Agreement and Plan of Merger, dated April 30, 2014, between Drone Aviation Holding Corp. and MacroSolve, Inc.	8-K	5/5/2014	2.1	333-150332
2.2	Plan of Merger, effective March 26, 2015, between Drone Aviation Holding Corp. and Drone Aviation Corp.	10-K	3/31/2015	10.14	333-150332
2.3	Asset Purchase Agreement, dated July 20, 2015, between Drone AFS Corp. Drone Aviation Holding Corp., Adaptive Flight, Inc., and the shareholders of Adaptive Flight, Inc.	8-K	7/21/2015	10.1	333-150332
3.1	Articles of Incorporation of Drone Aviation Holding Corp., dated April 17, 2014	8-K	5/5/2014	3.1	333-150332
3.2	Certificate of Amendment to Articles of Incorporation of Drone Aviation Holding Corp., dated October 29, 2015	8-K	10/30/2015	3.1	333-150332
3.3	Bylaws of Drone Aviation Holding Corp.	8-K	5/5/2014	3.6	333-150332
3.4	Certificate of Designation of Preferences, Rights and Limitations of Series A Convertible Preferred Stock	8-K	5/5/2014	3.2	333-105332
3.5	Certificate of Designation of Preferences, Rights and Limitations of Series B Convertible Preferred Stock	8-K	5/5/2014	3.3	333-105332
3.6	Certificate of Designation of Preferences, Rights and Limitations of Series B-1 Convertible Preferred Stock	8-K	5/5/2014	3.4	333-105332
3.7	Certificate of Designation of Preferences, Rights and Limitations of Series C Convertible Preferred Stock	8-K	5/5/2014	3.5	333-105332
3.8	Certificate of Designation of Preferences, Rights and Limitations of Series D Convertible Preferred Stock	8-K	6/5/2014	3.1	333-105332
3.9	Certificate of Designation of Preferences, Rights and Limitations of Series E Convertible Preferred Stock	8-K	6/5/2014	3.2	333-105332
3.10	Certificate of Amendment to Certificate of Designation of Preferences, Rights and Limitations of Series E Convertible Preferred Stock	8-K	6/3/2015	3.3	333-105332
3.11	Certificate of Designation of Preferences, Rights and Limitations of Series F Convertible Preferred Stock	8-K	8/28/2014	3.1	333-105332
3.12	Certificate of Amendment to Certificate of Designation of Preferences, Rights and Limitations of Series F Convertible Preferred Stock	8-K	6/3/2015	3.4	333-105332
3.13	Certificate of Designation of Preferences, Rights and Limitations of Series G Convertible Preferred Stock	8-K	6/3/2015	3.1	333-105332
3.14	Certificate of Correction to the Certificate of Designation of Preferences, rights and Limitations of Series G Convertible Preferred Stock	8-K	6/3/2015	3.2	333-105332
3.15	Form of Certificate of Withdrawal to be filed with Nevada Secretary of State.	8-K	8/24/2018	3.1

		Incorporation by Reference
Exhibit Number	Exhibit Description	Form	Filing Date	Exhibit Number	SEC File No.	Filed Herewith
4.1	Form of Convertible Promissory Note Series 2016 due October 1, 2017	8-K	9/30/2016	4.1	333-105332
4.2	Form of Amendment to Convertible Promissory Note Series 2016	10-Q	8/4/2017	4.1(a)	333-150332
4.3	Form of November 2017 Amendment to Convertible Promissory Note Series 2016	10-Q	11/13/2017	4.1(b)	333-150332
4.4	Form of March 2018 Amendment to Convertible Promissory Note Series 2016	10-K	3/23/2018	4.1(c)	333-150332
4.5	Form of Secured Convertible Promissory Note Series 2017-08 due August 2, 2018	10-Q	8/4/2017	4.2	333-150332
5.1	Opinion of the Law Offices of Anthony L.G., PLLC	–	–	–	–	X
10.1	Form of Indemnification Agreement for Directors and Officers	8-K	6/5/2014	10.4	333-105332
10.2	Independent Contractor Agreement, dated July 29, 2013, by and among US Technik, Inc., Lighter Than Air Systems Corp., and World Surveillance Group, Inc.	8-K	6/5/2014	10.9	333-105332
10.3	Form of Independent Contractor Agreement for members of the Strategic Advisory Board of Drone Aviation Holding Corp.	8-K	8/28/2014	10.2	333-10532
10.4*	Employment Agreement, dated May 18, 2015, between Drone Aviation Holding Corp. and Daniyel Erdberg	10-Q	5/15/2015	10.17	333-150332
10.4(a)*	(a) Amendment No. 1 to Employment Agreement, dated October 2, 2015, between Drone Aviation Holding Corp. and Daniyel Erdberg	8-K	10/7/2015	10.2	333-150332
10.4(b)*	(b) Amendment No. 2 to Employment Agreement, dated April 27, 2016, between Drone Aviation Holding Corp., and Daniyel Erdberg	10-Q	4/29/2016	10.4	333-150332
10.4(c)*	(c) Amendment No. 3 to Employment Agreement, dated September 26, 2016, by and between Drone Aviation Holding Corp. and Daniyel Erdberg	8-K	9/30/2016	10.5	333-150332
10.4(d)*	(d) Amendment No. 4 to Employment Agreement, dated August 3, 2017, between Drone Aviation Holding Corp., and Daniyel Erdberg	10-Q	8/4/2017	10.4(d)	333-150332
10.5*	Employment Agreement, dated May 18, 2015, between Drone Aviation Holding Corp. and Felicia A. Hess	10-Q	5/15/2015	10.15	333-150332
10.5(a)*	(a) Amendment No. 1 to Employment Agreement, dated October 2, 2015, between Drone Aviation Holding Corp. and Felicia Hess	8-K	10/7/2015	10.1	333-150332
10.5(a)*	(b) Amendment No. 2 to Employment Agreement, dated April 27, 2016, between Drone Aviation Holding Corp. and Felicia Hess	10-Q	4/29/2016	10.5	333-150332
10.5(b)*	(c) Amendment No. 3 to Employment Agreement, dated September 26, 2016, by and between Drone Aviation Holding Corp. and Felicia Hess	8-K	9/30/2016	10.3	333-150332
10.5(c)*	(d) Amendment No. 4 to Employment Agreement, dated August 3, 2017, by and between Drone Aviation Holding Corp. and Felicia Hess	10-Q	8/4/2017	10.5(d)	333-150332

		Incorporation by Reference
Exhibit Number	Exhibit Description	Form	Filing Date	Exhibit Number	SEC File No.	Filed Herewith
10.6*	Employment Agreement, dated May 18, 2015, between Drone Aviation Holding Corp. and Kendall Carpenter	10-Q	5/15/2015	10.16	333-150332
10.6(a)*	(a) Amendment No. 1 to Employment Agreement, dated April 27, 2016, between Drone Aviation Holding Corp. and Kendall Carpenter	10-Q	4/29/2016	10.3	333-150332
10.6(b)*	(b) Amendment No. 2 to Employment Agreement, dated September 26, 2016, by and between Drone Aviation Holding Corp. and Kendall Carpenter	8-K	9/30/2016	10.6	333-150332
10.6(c)*	(c) Amendment No. 3 to Employment Agreement, dated August 3, 2017, by and between Drone Aviation Holding Corp. and Kendall Carpenter	10-Q	8/4/2017	10.6(c)	333-150332
10.7*	Director Agreement, dated June 4, 2015, between Drone Aviation Holding Corp. and Jay Nussbaum	8-K	6/5/2015	10.1	333-150332
10.8	Intellectual Property Assignment Agreement, dated July 20, 2015, between Adaptive Flight, Inc., and Drone AFS Corp.	8-K	7/21/2015	10.5	333-150332
10.9	Form of Non-Exclusive, Perpetual Intellectual Property and Patent License Agreement of Drone Aviation Holding Corp., dated July 20, 2015	8-K	7/21/2015	10.6	333-150332
10.10*	Drone Aviation Holding Corp. 2015 Equity Incentive Plan	8-K	9/11/2015	99.1	333-150332
10.11*	Amended and Restated Employment Agreement, dated October 2, 2015, between Drone Aviation Holding Corp. and Kevin Hess	8-K	10/7/2015	10.3	333-150332
10.11(a)*	(a) Amendment No. 2 [sic] to Employment Agreement, dated April 27, 2016, between Drone Aviation Holding Corp. and Kevin Hess	10-Q	4/29/2016	10.1	333-150332
10.11(b)*	(b) Amendment No. 3 [sic] to Employment Agreement, dated September 26, 2016, between Drone Aviation Holding Corp. and Kevin Hess	8-K	9/30/2016	10.4	333-150332
10.12	Form of Drone Aviation Holding Corp. Warrant to purchase Common Stock issued to Dougherty & Company, LLC, as Placement Agent	8-K	11/23/2015	4.1	333-150332
10.13	Form of Drone Aviation Holding Corp. Common Stock Purchase Agreement for Private Offering Under Section 4(a)(2) of the Securities Act of 1933 and Rule 506(b)	8-K	11/23/2015	10.1	333-150332
10.14	Form of Preferred Stock Conversion and Lockup Agreement for Series A Convertible Preferred Stock	8-K	11/23/2015	10.2	333-150332
10.15	Form of Preferred Stock Conversion and Lockup Agreement for Series B Convertible Preferred Stock	8-K	11/23/2015	10.3	333-150332
10.16	Form of Exchange Agreement for Series B-1 Convertible Preferred Stock	8-K	11/23/2015	10.9	333-150332
10.17	Form of Preferred Stock Conversion and Lockup Agreement for Series C Convertible Preferred Stock	8-K	11/23/2015	10.4	333-150332
10.18	Form of Preferred Stock Conversion and Lockup Agreement for Series D Convertible Preferred Stock	8-K	11/23/2015	10.5	333-150332
10.19	Form of Preferred Stock Conversion Agreement for Series E Convertible Preferred Stock	8-K	11/23/2015	10.6	333-150332
10.20	Form of Preferred Stock Conversion Agreement for Series F Convertible Preferred Stock	8-K	11/23/2015	10.7	333-150332

		Incorporation by Reference
Exhibit Number	Exhibit Description	Form	Filing Date	Exhibit Number	SEC File No.	Filed Herewith
10.21	Form of Preferred Stock Conversion Agreement for Series G Convertible Preferred Stock	8-K	11/23/2015	10.8	333-150332
10.22*	Employment Agreement, dated April 27, 2016, between Drone Aviation Holding Corp. and Jay H. Nussbaum	10-Q	4/29/2016	10.2	333-150332
10.22(a)*	(a) Amendment No. 1 to Employment Agreement, dated September 26, 2016, by and between Drone Aviation Holding Corp. and Jay H. Nussbaum	8-K	9/30/2016	10.2	333-150332
10.22(b)*	(b) Amendment No. 2 to Employment Agreement, dated August 3, 2017, by and between Drone Aviation Holding Corp. and Jay H. Nussbaum	10-Q	8/4/2017	10.22(b)	333-150332
10.23*	Form of Drone Aviation Holding Corp. Restricted Stock Agreement (Non-Assignable) (Effective April 27, 2016)	10-Q	7/29/2016	10.7	333-150332
10.24*	Form of Drone Aviation Holding Corp. Restrictive Stock Agreement (Non-Assignable)	8-K	9/30/2016	10.7	333-150332
10.25	Form of Subscription Agreement for Convertible Promissory Notes Series 2016 due October 1, 2017	8-K	9/30/2016	10.1	333-150332
10.26	Offer Letter between Drone Aviation Holding Corp. and David V. Aguilar, accepted January 9, 2017	8-K	1/12/2017	10.1	333-150332
10.27	Director Agreement, dated January 9, 2017, between Drone Aviation Holding Corp. and David V. Aguilar	8-K	1/12/2017	10.2	333-150332
10.28*	Form of Drone Aviation Holding Corp. Nonqualified Stock Option Agreement	8-K	1/12/2017	10.3	333-150332
10.29	Form of Promissory Note and Security Agreement issued by Drone Aviation Holding Corp. to City National Bank of Florida dated August 2, 2017	10-Q	8/4/2017	10.29	333-150332
10.30	Form of Guarantee issued by Jay Nussbaum to City National Bank of Florida dated August 2, 2017	10-Q	8/4/2017	10.30	333-150332
10.31	Indemnification Agreement between Drone Aviation Holding Corp. and Jay H. Nussbaum	10-Q	8/4/2017	10.31	333-150332
10.32*	Form of Drone Aviation Holding Corp. Amendment to Restricted Stock Agreement dated August 3, 2017	10-Q	8/4/2017	10.32	333-150332
10.33*	Form of Amendment No. 2 to Independent Contractor Agreement dated August 3, 2017	10-Q	8/4/2017	10.33	333-150332
10.34*	Warrant issued by Drone Aviation Holding Corp. to Dr. Phillip Frost dated August 3, 2017	10-Q	8/4/2017	10.34	333-150332
10.35	Consulting Agreement between Drone Aviation Holding Corp. and Global Security Innovative Strategies, LLC dated November 10, 2017	10-Q	11/13/2017	10.35	333-150332
10.36*	Form of Offer Letter between Drone Aviation Holding Corp. and Robert J. Guerra.	8-K	4/2/2018	10.1	333-150332
10.37*	Form of Second Amendment to Restricted Stock Agreement	8-K	4/2/2018	10.4	333-150332
10.38	Amendment to promissory between Drone Aviation Holding Corp. and City National Bank of Florida dated September 26, 2018.	8-K	9/28/2018	10.1	333-150332
10.39	Amendment to Secured Convertible Promissory Note issued by Drone Aviation Holding Corp. to Frost Nevada Investment Trust dated September 26, 2018.	8-K	9/28/2018	10.2	333-150332
10.40	Amendment No. 1 between Drone Aviation Holding Corp. and Global Security & Innovative Strategies, LLC dated September 26, 2018.	8-K	9/28/2018	10.4	333-150332

		Incorporation by Reference
Exhibit Number	Exhibit Description	Form	Filing Date	Exhibit Number	SEC File No.	Filed Herewith
10.41	Form of Common Stock Purchase Agreement.	10-Q	10/26/2018	10.1	333-150332
10.42	Form of Amendment No. 3 to Independent Contractor Agreement dated August 3, 2017.	10-Q	10/26/2018	10.2	333-150332
10.43	Form of Promissory Note between Drone Aviation Holding Corp and Jay Nussbaum dated October 25, 2018.	10-Q	10/26/2018	10.26	333-150332
10.44*	Amendment No. 5 to Employment Agreement with Daniyel Erdberg with Drone Aviation Holding Corp. dated December 4, 2018.	8-K	12/7/2018	10.1	333-150332
10.45*	Amendment No. 4 to Employment Agreement with Kevin Hess with Drone Aviation Holding Corp. dated December 4, 2018.	8-K	12/7/2018	10.2	333-150332
10.46*	Amendment No. 5 to Employment Agreement with Felicia Hess with Drone Aviation Holding Corp. dated December 4, 2018.	8-K	12/7/2018	10.3	333-150332
10.47*	Amendment No. 3 to Employment Agreement with Jay H. Nussbaum with Drone Aviation Holding Corp. dated December 4, 2018.	8-K	12/7/2018	10.4	333-150332
10.48*	Amendment No. 4 to Employment Agreement with Kendall Carpenter with Drone Aviation Holding Corp. dated December 4, 2018.	8-K	12/7/2018	10.5	333-150332
10.49	Form of Amended and Restated Stock Purchase Agreement.	8-K	12/27/2018	10.1	333-150332
10.50	Form of Amendment to Secured Convertible Promissory Note Series 2016.	8-K	12/27/2018	10.3a	333-150332
10.51	Form of Amendment to Secured Convertible Promissory Note Series 2017-18.	8-K	12/27/2018	10.3b	333-150332
10.52	Amendment dated December 21, 2018 to Warrant issued by Drone Aviation Holding Corp. to Frost Nevada Investment Trust dated August 3, 2018.	8-K	12/27/2018	10.4	333-150332
10.53	Form of Amendment to Drone Aviation Holding Corp. Nonqualified Stock Option Agreement.	8-K	12/27/2018	10.5	333-150332
10.54*	Voluntary Separation Agreement between Drone Aviation Holding Corp. and Kevin Hess entered into on March 21, 2019.	10-K	3/22/2019	10.54	333-150332
10.55	Independent Contractor Agreement between Drone Aviation Holding Corp. and Cognitive Carbon Corporation entered into on March 21, 2019.	10-K	3/22/2019	10.55	333-150332
10.56	Stock Redemption and Note Cancellation Agreement	10-Q	5/3/2019	10.5	333-150332
21.1	List of Subsidiaries of Drone Aviation Holding Corp.	–	–	–	–	X
23.1	Consent of Independent Registered Public Accounting Firm.					X
23.2	Consent of the Law Offices of Anthony L.G., PLLC (included in Exhibit 5.1).					X
24.1	Power of Attorney (included on the signature page of the initial filing of this Registration Statement)					X
101 INS	XBRL Instance Document	–	–	–	–	X
101 SCH	XBRL Taxonomy Extension Schema Document	–	–	–	–	X
101 CAL	XBRL Taxonomy Calculation Linkbase Document	–	–	–	–	X
101 LAB	XBRL Taxonomy Labels Linkbase Document	–	–	–	–	X
101 PRE	XBRL Taxonomy Presentation Linkbase Document	–	–	–	–	X
101 DEF	XBRL Taxonomy Extension Definition Linkbase Document	–	–	–	–	X

*	Indicates management contract or compensatory plan or arrangement.

**	To be filed by amendment.

(b) Financial Statement Schedules.

None.

Item 17. Undertakings

Insofar as indemnification for liabilities arising under the Securities Act “may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

(a)	Rule 415 Offering. The undersigned registrant hereby undertakes:

(1)	To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i)	To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(ii)	To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement.

(iii)	To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

(2)	That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)	To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(i)	The undersigned Registrant hereby undertakes that it will:

a.	for determining any liability under the Securities Act of 1933, treat the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant under Rule 424(b)(1), or (4) or 497(h) under the Securities Act of 1933 as part of this registration statement as of the time the Commission declared it effective.

b.	for determining any liability under the Securities Act of 1933, treat each post-effective amendment that contains a form of prospectus as a new registration statement for the securities offered in the registration statement, and that offering of the securities at that time as the initial bona fide offering of those securities.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this Registration Statement on Form S-1 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Jacksonville, State of Florida, on June 7, 2019.

Drone Aviation Holding Corp.

By:	/s/ Jay H. Nussbaum
Jay H. Nussbaum
Chief Executive Officer

POWER OF ATTORNEY

KNOW ALL BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Jay H. Nussbaum as his or her true and lawful attorneys-in-fact and agents, each with the full power of substitution, for him or her in his or her name, place or stead, in any and all capacities, to sign any and all amendments to this Registration Statement (including post-effective amendments), and to sign any registration statement for the same offering covered by this Registration Statement that is to be effective upon filing pursuant to Rule 462(b) promulgated under the Securities Act of 1933, as amended, and all post-effective amendments thereto, and to file the same, with exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorney-in-fact and agent full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming that said attorneys-in-fact and agents, or his or her substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement on Form S-1 has been signed by the following persons in the capacities indicated on June 7, 2019.

Name	Title

/s/ Jay H. Nussbaum	Chief Executive Officer and Director
Jay H. Nussbaum	(Principal Executive Officer)

/s/ Kendall Carpenter	Chief Financial Officer
Kendall Carpenter	(Principal Financial Officer and Principal Accounting Officer)

/s/ Robert Guerra	Director
Robert Guerra

/s/ David Aguilar	Director
David Aguilar

/s/ John E. Miller	Director
John E. Miller

/s/ Timothy Hoechst	Director
Timothy Hoechst